AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1996
                                                       REGISTRATION NO. 333-4497


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                                 UTILIMED, INC.
             (Exact name of registrant as specified in its charter)

            ILLINOIS                            8099                           363692630
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                              -------------------

                              40 SKOKIE BOULEVARD
                        NORTHBROOK, ILLINOIS 60062-1618
                                 (847) 564-8500
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                           LAWRENCE RUBINSTEIN, ESQ.
                                GENERAL COUNSEL
                                 UTILIMED, INC.
                              40 SKOKIE BOULEVARD
                        NORTHBROOK, ILLINOIS 60062-1618
                                 (847) 564-8500

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------
                                   COPIES TO:

            RICHARD S. BORISOFF, ESQ.                    JOHN J. HUBER, ESQ.
             BRUCE A. GUTENPLAN, ESQ.                      LATHAM & WATKINS
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON                 SUITE 1300
           1285 AVENUE OF THE AMERICAS                 1001 PENNSYLVANIA AVENUE
          NEW YORK, NEW YORK 10019-6064                 WASHINGTON, D.C. 20004
                  (212) 373-3000                            (202) 637-2200
                              -------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / ______________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                              -------------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 UTILIMED, INC.
                                    FORM S-1
                             REGISTRATION STATEMENT
        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEM IN FORM S-1                                               LOCATION IN PROSPECTUS
- ----------------------------------------------------  -----------------------------------------
  1. Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus.........  Outside Front Cover Page
  2. Inside Front and Outside Back Cover Pages of
     Prospectus.....................................  Inside Front Cover and Outside Back Cover
                                                      Pages
  3. Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges......................  Outside Front Cover Page; Prospectus
                                                      Summary; The Company; Risk Factors
  4. Use of Proceeds................................  Use of Proceeds
  5. Determination of Offering Price................  Outside Front Cover Page; Risk Factors;
                                                      Underwriters
  6. Dilution.......................................  Risk Factors; Dilution
  7. Selling Security Holders.......................  Not Applicable
  8. Plan of Distribution...........................  Outside Front Cover Page; Prospectus
                                                      Summary; Underwriters
  9. Description of Securities to be Registered.....  Outside Front Cover Page; Description of
                                                      Capital Stock
 10. Interests of Named Experts and Counsel.........  Not Applicable
 11. Information with Respect to the Registrant
     (a)   Description of Business..................  Prospectus Summary; The Company;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business
     (b)   Description of Property..................  Business--Property
     (c)   Legal Proceedings........................  Business--Legal Proceedings
     (d)   Common Equity Securities.................  Dividend Policy; Shares Eligible for
                                                      Future Sale; Description of Capital Stock
     (e)   Financial Statements.....................  Index to Financial Statements
     (f)   Selected Financial Data..................  Prospectus Summary; Selected Consolidated
                                                      Financial Data
     (g)   Supplementary Financial Information......  Not Applicable
     (h)   Management's Discussion and Analysis of
           Financial Condition and Results of
           Operations...............................  Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations
     (i)   Changes in and Disagreements With
           Accountants on Accounting and Financial
           Disclosure...............................  Additional Information
     (j)   Directors and Executive Officers.........  Management
     (k)   Executive Compensation...................  Management
     (l)   Security Ownership of Certain Beneficial
           Owners and Management....................  Principal Shareholders
     (m)   Certain Relationships and Related
           Transactions.............................  Certain Transactions
 12. Disclosure of Commission Position on
     Indemnification for Securities Act               Not Applicable
     Liabilities....................................

PROSPECTUS (Subject to Completion)

Issued         , 1996

                                2,500,000 Shares

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE
PER SHARE WILL BE BETWEEN $    AND $    . SEE "UNDERWRITERS" FOR A DISCUSSION OF
THE FACTORS CONSIDERED IN DETERMINING THE INITIAL OFFERING PRICE.


                              -------------------

Application has been made for listing of the Common Stock on the American Stock
                        Exchange under the symbol "MED."

                              -------------------


        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                              BEGINNING ON PAGE 8.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE
    COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                     OFFENSE.
                              -------------------

                            PRICE $          A SHARE
                              -------------------

                                                                 UNDERWRITING
                                                                DISCOUNTS AND           PROCEEDS TO
                                        PRICE TO PUBLIC         COMMISSIONS(1)           COMPANY(2)
                                      --------------------   --------------------   --------------------
Per Share..........................            $                      $                      $
Total (3)..........................            $                      $                      $

- ------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 375,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriters."

                              -------------------

    The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Latham & Watkins, counsel for the Underwriters. It is expected that delivery
of the Shares will be made on or about        , 1996 at the office of Morgan
Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                              -------------------
MORGAN STANLEY & CO.
                                  Incorporated
                             SMITH BARNEY INC.
                                                 VOLPE, WELTY & COMPANY

            , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     COVERED LIVES UNDER UTILIMED CONTRACTS



    The shaded areas of the map of the United States are the states where members of payor plans reside or receive diagnostic imaging services managed by Company contracts.




















                                     [MAP]






   "UTILIMED(R)" is a service mark of the Company for which an application is pending. This Prospectus also includes tradenames and service marks of the
                               Company's clients.


                                  ------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

    UNTIL             , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                              -------------------

                               TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
Prospectus Summary.....................................................    4
Risk Factors...........................................................    8
The Company............................................................   14
Dividend Policy........................................................   14
Use of Proceeds........................................................   15
Capitalization.........................................................   16
Dilution...............................................................   17
Selected Consolidated Financial Data...................................   18
Management's Discussion and Analysis of Financial Condition and
Results of Operations..................................................   19
Business...............................................................   31
Management.............................................................   46
Principal Shareholders.................................................   56
Certain Transactions...................................................   58
Shares Eligible for Future Sale........................................   61
Description of Capital Stock...........................................   63
Underwriters...........................................................   66
Additional Information.................................................   67
Legal Matters..........................................................   68
Experts................................................................   68
Index to Consolidated Financial Statements.............................  F-1


                              -------------------

    The Company intends to furnish its shareholders with annual reports containing consolidated financial statements examined by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes (i) the conversion immediately prior to the consummation of this offering of all of the shares of Series A Preferred Stock (as defined herein) and Class B Stock (as defined herein) of the Company into shares of Common Stock, (ii) no exercise of the Stock Purchase Warrants (as defined herein), (iii) a 5.361849-for-one reverse stock split of the Common Stock immediately prior to the consummation of this offering and (iv) no exercise of the Underwriters' over-allotment option. See "Capitalization" and "Certain Transactions." Unless the context indicates otherwise, all references in this Prospectus to the "Company" or "UtiliMed" include UtiliMed, Inc., its predecessors and its wholly-owned subsidiaries, UtiliMed C I, Inc. and UtiliMed P II, Inc.

                                  THE COMPANY


    UtiliMed is the nation's leading manager of diagnostic imaging services, based on its own market research. The Company contracts with large healthcare payors to manage the provision of diagnostic imaging services to members of payors' healthcare plans with the goal of reducing the costs and improving the quality and utilization of diagnostic imaging services. Current clients include payors such as Blue Cross Blue Shield, Cigna Healthcare, Inc. and United Healthcare, Inc. At March 31, 1996, the Company managed diagnostic imaging services for 16 clients representing over 2.5 million lives in 13 states. In addition, the Company signed a new contract in March 1996 covering approximately 88,000 lives which was implemented in June 1996. Founded in December 1989, the Company has achieved rapid growth, with revenues growing from approximately $2.6 million in 1991 to $96.4 million in 1995 and covered lives increasing from 102,000 at December 31, 1991 to over 2.5 million at March 31, 1996.



    The Company estimates that approximately eight to ten percent of payors' medical expenditures are for diagnostic imaging services. Accordingly, the Company believes a significant opportunity exists for payors to reduce costs while maintaining quality through more effective management of diagnostic imaging services. As the leading manager of diagnostic imaging services, the Company believes that it is well positioned to take advantage of what Company data indicates is the relatively unpenetrated market for outsourced management of such services.



    The Company has two core products, CDIP and RMP (defined below), which are designed to meet its clients' objectives of reducing the cost and improving the quality of diagnostic imaging services. UtiliMed does not provide diagnostic imaging services. Rather, it utilizes CDIP and RMP to manage the provision of such services to payors' members by radiologists, physicians and other specialists. The core elements of the Company's two products include:



        (i) Assessment. UtiliMed provides a systematic review of the facility or office of each provider affiliated with a client, assessing the integrity of the provider's equipment, the quality and training of its personnel, and its policies and procedures pertaining to quality and patient safety.



        (ii) Privileging. The Company uses its expertise to recommend to its clients that certain diagnostic imaging procedures be performed by specific providers.



        (iii) Precertification. Precertification is a process whereby referring physicians are required to certify diagnostic imaging procedures with UtiliMed before they are performed by providers. The Company's precertification process aims to maintain or enhance the quality of care while reducing overutilization of diagnostic imaging services. UtiliMed emphasizes precertification for more expensive procedures such as MRI, CT and nuclear medicine, which according to UtiliMed's data, account for approximately 11.0 percent of the volume of diagnostic imaging performed but approximately 42.2 percent of the cost of diagnostic imaging.



        (iv) Retrospective Utilization Reporting. The Company maintains an extensive database of both clinical information and claims data. Using the information in its database, the Company produces a series of utilization management reports in which it analyzes (a) the diagnostic imaging services that referring physicians order and the frequency with which particular services are ordered and (b) the practice patterns of providers. The Company focuses its utilization management reporting and analysis on optimizing the use of diagnostic imaging procedures by allowing clients to evaluate affiliated providers and enabling such providers to benchmark themselves against their peer physicians.

        (v) Physician Education. UtiliMed uses its expertise in diagnostic imaging and information derived from its database to educate physicians affiliated with its clients concerning developments in diagnostic imaging and procedures that enhance the efficient delivery of diagnostic imaging services.



    UtiliMed offers its clients an at risk or capitated product, Capitated Diagnostic Imaging Program ("CDIP") and a non-capitated product, Resource Management Program ("RMP"). Both products incorporate the core elements described above. In its CDIP product, UtiliMed contracts with its clients to establish and maintain networks of diagnostic imaging providers. The client pays the Company a network management fee and a per member per month ("pmpm") fee and the Company assumes the responsibility for processing the claims and paying the costs of diagnostic imaging services provided to the client's members by diagnostic imaging providers. In its recently introduced RMP product, in return for a fee, the Company manages the diagnostic imaging services provided to a client's members by diagnostic imaging providers but does not assume the responsibility for processing the claims and paying the costs of services provided. Use of UtiliMed's CDIP product can result in cost savings of approximately 20 percent to clients within the first year and the Company anticipates its RMP product will result in comparable savings to its clients in the first year.



    A core element of the Company's products is its database of claims data, clinical reports, and assessment information which is an important tool for network and utilization management. At March 31, 1996, the database contained claims data for over eight million lives, assessment data for over 10,000 imaging sites and over one million clinical reports. The number of monthly clinical reports added to the database has grown from approximately 35,000 in March 1995 to approximately 54,000 in March 1996. The database enables the Company to develop protocols, produce outcomes and benchmarking analyses (both provider-specific and diagnosis-specific) and to create educational programs for physicians and other providers. The Company believes that its database and analytical reports give it a competitive advantage in providing a comprehensive approach to managing the cost, quality and utilization of diagnostic imaging services.



    UtiliMed's objective is to enhance its leading position in diagnostic imaging managed care services and continue its growth by pursuing a wide range of significant new opportunities. The Company sees opportunities for growth both in establishing new client relationships and expanding relationships with existing clients--by extending coverage to additional local health plans of regional and national payors and by serving additional membership populations of existing clients, such as members covered under Medicare and Medicaid programs. The Company will also seek to market RMP to payors other than HMOs, such as self-funded employers and indemnity insurers, and to market its products directly to large employer groups, benefits administrators, and benefits consulting groups. The Company believes its ability to combine utilization management, quality management, outcomes management and network management provides an attractive alternative for payors in managing diagnostic imaging services.

                              COMPANY DEVELOPMENT



    Since November 1994, the Company has experienced significant change in its capitalization, operations and management. In November 1994, the Company redeemed shares of capital stock from the founders of the Company who were also management. To finance this transaction, the Company issued debt and equity, including convertible preferred stock, to certain private equity investors. The redemption and investment (together, the "Recapitalization") were intended to provide limited liquidity for the founders, and to provide organizational and structural benefits to the Company as a private company. While the Company's revenues continued to grow, the operating results contemplated by the Recapitalization for 1994 and the first half of 1995 were not realized and the Company continued to experience negative cash flow. Consequently, the capitalization, management and operating plan contemplated by the Recapitalization were changed in a transaction in September 1995 (the "1995 Transaction") between the founders and the private equity investors. In connection with the 1995 Transaction, a new management team was assembled which is implementing business initiatives designed to improve financial condition and results of operations. The Company believes that, while no assurance can be given, the implementation of these initiatives together with this offering will position the Company for improved operating and financial performance. See "Risk Factors," "The Company" and "Certain Transactions."


                                  THE OFFERING


Common Stock offered.........................  2,500,000 shares
Common Stock to be outstanding after this
offering(1)..................................  6,762,147 shares
Use of Proceeds..............................  $17.6 million to repay indebtedness, $1 million for computer hardware enhancements,
                                               and $
                                               to achieve a positive working capital
                                               position to support the Company's growth
                                               strategy. See "Use of Proceeds" and "Certain
                                               Transactions."
Proposed American Stock Exchange Symbol......  MED


- ------------


(1) Excludes 57,745 shares of Common Stock issuable upon exercise of outstanding employee stock options under the Company's Time Accelerated Restricted Stock Option Plan for Certain Employees ("TARSOP"), 55,108 shares of Common Stock
    issuable upon exercise of outstanding stock options,           shares of
    Common Stock reserved for issuance under the Company's 1996 Employee Stock
    Option Plan (the "1996 Option Plan") and          shares of Common Stock
    reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Employee Plan"). See "Management--Executive Compensation," "Management--TARSOP," "Management--1996 Option Plan" and "Management--Employee Stock Purchase Plan." Also excludes 112,770 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants, which are exercisable in limited circumstances, including (i) the consummation of this offering if the initial offering price is at least $24.90 per share and (ii) on or prior to June 30, 1997 (or, under certain conditions, September 30, 1997), a sale of the capital stock of the Company in a merger, consolidation or other business combination in which certain shareholders of the Company receive proceeds in excess of $75 million (the "Stock Purchase Warrants"). See "Risk Factors-- Dilution" and "Certain Transactions--1995 Transaction" and "Certain Transactions--Stock Purchase Warrants."

                         SUMMARY FINANCIAL INFORMATION

                                                                                       THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                        MARCH 31,
                              -----------------------------------------------------   ---------------------
                               1991      1992       1993        1994        1995        1995        1996
                              -------   -------   ---------   ---------   ---------   ---------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:
Contract revenues:
 Continuing contracts.......  $ 2,573   $ 8,063   $  19,308   $  50,882   $  76,457   $  18,130   $  24,055
 Terminated contracts(1)....    --        2,285       7,079      15,697      19,960       8,626      --
                              -------   -------   ---------   ---------   ---------   ---------   ---------
   Total contract
revenues....................  $ 2,573   $10,348   $  26,387   $  66,579   $  96,417   $  26,756   $  24,055
                              -------   -------   ---------   ---------   ---------   ---------   ---------
                              -------   -------   ---------   ---------   ---------   ---------   ---------
Cost of services:
 Continuing contracts.......  $ 2,138   $ 6,883   $  16,916   $  49,792   $  72,365   $  17,859   $  20,628
 Terminated contracts(1)....    --        1,753       5,781      16,696      18,437       8,975      --
                              -------   -------   ---------   ---------   ---------   ---------   ---------
   Total cost of services...  $ 2,138   $ 8,636   $  22,697   $  66,488   $  90,802   $  26,834   $  20,628
                              -------   -------   ---------   ---------   ---------   ---------   ---------
                              -------   -------   ---------   ---------   ---------   ---------   ---------
Net loss....................  $  (354)  $  (106)  $  (2,608)  $ (13,879)  $ (18,774)  $  (5,390)  $  (1,440)(2)
                              -------   -------   ---------   ---------   ---------   ---------   ---------
                              -------   -------   ---------   ---------   ---------   ---------   ---------
Pro forma net loss per
share(3)....................                      $   (0.57)  $   (3.05)  $   (4.37)  $   (1.25)  $   (0.33)
Number of shares used in pro
 forma per share
computations(3).............                      4,568,824   4,547,914   4,296,439   4,303,522   4,375,823



                                                                                    MARCH 31, 1996
                                                                              --------------------------
                                                      DECEMBER 31, 1995        ACTUAL     AS ADJUSTED(4)
                                                   -----------------------    --------    --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).......................          $ (18,644)          $(19,766)      $  5,330
Total assets....................................             10,090             16,768
Payables to plans and providers.................             20,552             22,304         22,304
Total debt......................................             10,499             17,775            506
Shareholders' equity (deficit)..................            (61,267)           (62,865)



                                                  AS OF DECEMBER 31,                        AS OF MARCH 31,
                                 -----------------------------------------------------   ---------------------
                                  1991      1992       1993        1994        1995        1995        1996
                                 -------   -------   ---------   ---------   ---------   ---------   ---------
STATISTICAL DATA:(5)
Covered lives:
 CDIP..........................  102,000   202,000     485,000   1,035,000   1,152,000   1,098,000   1,380,000
 RMP...........................    --        --         --          --       1,111,000      --       1,166,000
Number of contracts:
 CDIP..........................     4         5          9          12          12          12              13
 RMP...........................    --        --         --          --           3          --               3
Medical loss
ratio-capitated(6).............    83.1%     85.4%       87.6%       97.9%       96.9%       98.5%       94.0%


- ------------
(1) Represents seven CDIP contracts that were terminated in the third and fourth quarters of 1995 (the "Terminated Contracts"). Five of the Terminated Contracts were unprofitable contracts terminated by the Company's new management team as part of the initiatives being implemented subsequent to the 1995 Transaction (as defined herein). These unprofitable contracts were entered into without establishment of appropriate provider networks, thereby placing the Company at significant financial risk. The other two Terminated Contracts were terminated prior to their completion by mutual agreement of the Company and the clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients; Capitation Contracts and Provider Contracts; RMP Contracts."


(2) Net loss includes $593,000 for stock based compensation expense which is a non-cash charge. Of this amount $527,000 is non-recurring. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Three Months Ended March 31, 1996 and 1995."



(3) Net loss per share is computed by dividing net loss by the number of common and common equivalent shares outstanding during the periods in accordance with the applicable rules of the Securities and Exchange Commission (the "Commission"). All stock options and restricted common stock issued have been considered as outstanding common stock equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based on initial public offering price). Shares of Common Stock issuable upon conversion of the Series A Preferred Stock and Class B Stock are assumed to be common stock equivalents for all periods presented.



(4) Adjusted to reflect the sale by the Company of 2,500,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."



(5) The information set forth in Statistical Data reflects only continuing CDIP and RMP contracts. Including the Terminated Contracts, the number of capitated lives were 102,000, 314,000, 625,000, 1,514,000 and 1,152,000 and the number of CDIP contracts were 4, 6, 11, 17 and 12 at December 31, 1991, 1992, 1993, 1994 and 1995, respectively, and the number of RMP contracts at December 31, 1995 was three. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(6) Calculated as cost of services divided by continuing contract revenue, excluding RMP revenue, for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996.

                                  RISK FACTORS

HEALTH CARE AND REGULATORY ENVIRONMENT

    Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation thus far in 1996, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems. The number of health care proposals considered by state legislatures has increased in recent years. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, the formation of regional delivery markets and other fundamental changes to the health care delivery system. Private sector providers and payors have embraced certain elements of reform, resulting in increased consolidation of medical groups and competition among managers of medical practice groups as these providers and payors seek to form alliances in order to provide cost-effective, quality care. The Company cannot predict whether federal or state health care reform will be adopted and, if so, what effect any such measures or any private sector reform may have on its business.

    In addition to the possibility of comprehensive health care reform, the health care industry and physicians' medical practices are highly regulated at the state and federal levels. The Company believes its operations are in compliance with applicable law. Nevertheless, because of the rapidly evolving structure of existing and potential relationships between the Company and insurers, self-funded employers, health plans and government-sponsored and other health care cost payors, including health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"), many aspects of these relationships have not been the subject of regulatory interpretation. There can be no assurance that the review of the Company's business by state or federal courts or health care and other regulatory authorities will not result in determinations that could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation."

    INSURANCE REGULATION

    The laws of many states regulate the sharing of risk through capitation. In many cases, placing providers of diagnostic imaging services at risk outside the context of a licensed HMO will be deemed to require the obtaining of an insurance license. In the states in which the Company currently operates, licensed HMOs can enter into capitation agreements with networks established by the Company that are comprised of (i) individual providers or (ii) a group of providers who are linked through certain contractual arrangements ("provider networks") without the possibility that the associated compensation mechanisms will require the Company to obtain an insurance license. Due to state insurance regulations, the Company only offers its CDIP product to HMOs. While the Company believes that its participation in a capitated provider network does not require insurance licensure in the states in which it does business, there are a number of states which may require such licensure which in turn may restrict the Company's ability to expand its business in such jurisdictions. There can be no assurance that any state in which the Company does business or may do business in the future will not impose insurance licensing requirements on all capitated arrangements and, if it does, there can be no assurance that such insurance licensing requirements will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation--State Regulation-- Insurance Regulation."


    PREFERRED PROVIDER ORGANIZATION



    A preferred provider organization ("PPO") is generally a legal entity which has established a provider network by entering into contractual arrangements with a variety of health care providers. PPOs can also be established via a contractual relationship among providers. In states which have enacted laws regulating PPOs, PPOs may be required to register with or seek licensure from state agencies. While the Company believes it is not currently subject to regulation under PPO statutes in certain states, it has commenced the application process for registration or licensure in other states in which its provider network activities may be within the scope of such PPO statutes. There can be no assurance that any state in which the Company does business or may do business in the future will not seek to further regulate the activities of the Company under such statutes and, if it does, that such regulation will not have a material adverse effect on the Company's business, operating results and financial condition.



    THIRD PARTY ADMINISTRATOR


    Many states regulate third party administrators ("TPAs") or organizations that provide certain administrative services, such as claims adjustment, claims processing and premium collection. The administrative services provided by a TPA include services normally provided by insurers. A TPA that provides services to group benefit plans and self-insured employers may be subject to state regulation. The Company believes it is not subject to regulation as a TPA as it is not engaged in providing services which define a TPA in the states in which the Company does business. However, there can be no assurance that any state in which the Company does business or may do business in the future will not seek to regulate the activities of the Company as a TPA and, if it does, that such regulations will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation--State Regulation--Third Party Administrator."

    PRIVATE UTILIZATION REVIEW


    Some state laws regulate provider network organizations that perform prospective, concurrent or retrospective reviews of the health care services provided through the network. Such regulations typically require application and licensure as a prerequisite to performing utilization review services on residents of the state and may place restrictions on the types of personnel that may conduct utilization review. While the Company believes that it is not currently subject to regulation under utilization review statutes in certain states, the Company has commenced the application process for licensure in other states in which its review procedures fall within the scope of such utilization review statutes. There can be no assurance that any state in which the Company does business or may do business in the future will not seek to further regulate the activities of the Company under such statutes and, if it does, that such regulation will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation--State Regulation--Private Utilization Review Agent."


    MEDICARE FRAUD AND ABUSE PROVISIONS; THE "STARK LAW"

    Federal laws prohibit the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or state health programs. Violations of these laws are felonies punishable by fines and imprisonment for up to five years. The United States Department of Health and Human Services ("HHS") or state health departments may also impose civil penalties excluding violators from participation in Medicare or state health programs. Some state laws include similar prohibitions which apply to private pay patients as well. In addition, the "Stark Law" prohibits the referral of Medicare and Medicaid patients by a physician for certain designated health services, including radiology services, to an entity in which the physician has an ownership or other financial relationship. Civil monetary penalties may be imposed for certain prohibited referrals. Some state laws also have similiar provisions. Although the Company believes that its operations do not violate or are not subject to these laws, commonly known as the "anti-kickback statutes," there can be no assurance that its activities will not be challenged by regulatory authorities. See "Business--Regulation--Federal Regulation--Medicare Fraud and Abuse Provisions" and "Business--Regulation--Federal Regulation--Prohibitions on Certain Referrals--The 'Stark Law.' "

    CORPORATE PRACTICE OF MEDICINE AND FEE SPLITTING

    The laws of many states prohibit non-physician entities (such as the Company) from practicing medicine or physicians from splitting fees with non-physicians. The Company, through its utilization management services, makes recommendations concerning procedures to be performed by providers throughout the United States. The Company does not believe that it engages in the practice of medicine or the delivery of medical services. However, these laws and their interpretations vary from state to state and are enforced by regulatory authorities with broad discretion. There can be no assurance that the Company's existing or future agreements will not be successfully challenged as constituting the unlicensed practice of medicine or prohibited splitting of fees with non-physicians. In addition, there can be no assurance that the Company will not be subject to allegations that the Company engages in the practice of medicine or the delivery of medical services or subject to claims or litigation related to the grant or denial of claims for payment of benefits. A successful challenge with respect to the Company's activities or claims or litigation related to the grant or denial of claims could have a material adverse effect on the Company's business, operating results and financial conditions. See "Business-- Regulation--State Regulation--Corporate Practice of Medicine and Fee Splitting."

    REGULATORY COMPLIANCE

    Health care regulations affecting the Company will continue to change and vary on a state by state basis. The Company believes it will be able to continue to structure its agreements and operations in accordance with applicable law or, if necessary, modify its agreements and operations to comply with changing regulations. However, there can be no assurance that regulatory changes will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation--Regulatory Compliance."

DEPENDENCE ON AND CONTRACT RISKS WITH CLIENTS

    The Company's revenues depend entirely on fees and payments received from the clients with which it contracts. Any material loss of revenue from such clients could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not control the marketing or administration of health care services by its clients or their compliance with regulatory requirements directly applicable to them. In addition, fees earned pursuant to contracts with ChoiceCare Health Plans, Inc., United HealthCare of Ohio, Inc-Western Region and CIGNA HealthCare of Northern New Jersey, Inc. accounted for approximately 20.2%, 14.1% and 13.7%, respectively, of the Company's total revenues in 1995, and approximately 20.0%, 14.6% and 16.0%, respectively, of the Company's total revenues for the first quarter of 1996. Similarly, although the Company's contracts with clients affiliated with CIGNA Healthcare, Inc. ("CIGNA") are independently negotiated and operated, the Company had five such contracts in 1995 that represented, in the aggregate, 29.3% of total revenues for the year ended December 31, 1995 and, with the commencement of a sixth contract with a CIGNA affiliated client in 1996, such contracts represented, in the aggregate, 40.7% of the Company's total revenues for the first quarter of 1996. The Company expects that a majority of its revenues will continue to be attributable to a limited number of clients. See "Business--Clients; Capitation Contracts and Provider Contracts; RMP Contracts."


    UtiliMed offers two products to payors: CDIP, a capitated product; and RMP, a fee-based product. Under CDIP contracts, the Company receives a monthly payment from its clients comprised of compensation for the assumption of responsibility for medical costs and claims processing, and a fee for the provision of network management services. By taking responsibility for the payment of fees to physicians, the Company must fund any losses that arise in the event the revenues it receives from clients do not exceed the amounts payable by the Company to providers. Under RMP contracts, the Company provides network management services in return for a fee from participating clients. A portion or all of the Company's RMP fee may have to be refunded if the client does not realize agreed upon cost savings. Under RMP, the Company makes an appropriate accrual depending upon whether or not it believes it is meeting the utilization and cost reduction levels in a particular contract. There can be no assurance that under CDIP contracts revenues from a particular contract will exceed the Company's payment requirements to providers under such contract, or that under RMP contracts there will not be negative adjustments in revenues for future periods. See "Business--Company Products."

SHAREHOLDERS' DEFICIT


    While the Company had an accumulated deficit of $78.4 million and a net deficit in shareholders' equity of $62.9 million at March 31, 1996, the Company will have positive shareholders' equity following the consummation of this offering. See "Capitalization." There can be no assurance that the Company will maintain positive shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



HISTORY OF OPERATING LOSSES



    The Company has incurred operating losses in each of the last five fiscal years. While the Company believes it is positioning itself for profitability, there can be no assurance that the Company will achieve profitability or maintain working capital sufficient to support operating cash requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


UNCERTAIN ACCEPTANCE OF NEW PRODUCT

    The Company expects to derive an increasing amount of revenue from RMP. To date, there is insufficient experience with this product to determine its acceptance in the marketplace. Failure of RMP to achieve market acceptance would have a material adverse effect on the Company's business, operating results and financial condition.

NEW MANAGEMENT TEAM; KEY MANAGEMENT

    The Company assembled a new executive management team during the second half of 1995. Although each member of this new management team has experience in the managed care industry, they have not worked together as a team for a significant period of time and there can be no assurance that they will continue to perform or contribute to the business of the Company. The Company is dependent upon its key management, and the loss of their services, coupled with any inability to attract and retain qualified replacements could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

COMPETITION

    The Company faces current and potential competition from a number of diverse sources and in differing degrees with respect to its two products. There can be no assurance that other companies will not expand the scope or geographical range of their services in the future, or that payors will not increasingly internalize functions similar to those provided by the Company. Many of the Company's potential competitors are significantly larger and have greater financial, personnel and marketing resources than those of the Company, and there can be no assurance that the Company will continue to maintain its existing performance with respect to either product or be successful in any new geographical markets it may enter. See "Business--Competition."

POSSIBLE LITIGATION AND INSURANCE

    The Company does not believe that it engages in the practice of medicine or the delivery of medical services. There can be no assurance, however, that the Company will not be subject to claims or litigation related to the provision of medical services, or that, in the future, certain states or courts will not seek to assign liability to the Company in connection with its activities that would subject the Company to the attendant risk of substantial damage awards. In addition, there can be no assurance that the Company will not be subject to other litigation that could have a material adverse effect on the Company's business, operating results and financial condition. The Company maintains professional liability insurance in the amount of $10 million in the aggregate. While the Company believes it has adequate professional liability insurance coverage, there can be no assurance that a future claim or claims will not be deemed applicable to the Company and successful, or if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business--Insurance."

MATERIAL BENEFIT TO INSIDERS; CONTROL BY PRIVATE EQUITY INVESTORS

    Of the proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, approximately $7 million will be used to repay the Company's Senior Promissory Notes due March 6, 1997 (the "Senior Notes") issued to Chase Capital Partners ("CCP") and J.H. Whitney & Co. ("Whitney") and to pay certain associated deferred fees to CCP and Whitney and approximately $10 million will be used to repay the Company's Senior Subordinated Promissory Notes due November 3, 2001 (the "Senior Subordinated Notes") issued to CCP and the Whitney Subordinated Debt Fund, L.P. ("Whitney Debt Fund"). See "Use of Proceeds" and "Certain Transactions." Two directors of the Board, Jeffrey R. Jay, M.D. and Peter M. Castleman, are general partners of the Whitney Debt Fund and Whitney. Two other directors, Mitchell J. Blutt, M.D. and Jonas L. Steinman, are executive partner and principal, respectively, of CCP. See "Management."


    Upon the completion of this offering, CCP, Whitney, Whitney Debt Fund and the Whitney 1990 Equity Fund, L.P. (collectively, the "Private Equity Investors") together will beneficially own approximately 47.0% of the outstanding shares of Common Stock. See "Principal Shareholders." In addition, as noted above, four of the six members of the Board are also employees of the Private Equity Investors. Accordingly, the Private Equity Investors and their affiliates will be able to determine the outcome of all corporate actions requiring approval by the members of the Board or shareholders and will be able to control the election of the members of the Board and the determination of the Company's policies. Such control may have the effect of delaying or preventing a change in control of the Company.


DILUTION

    The Company has a net deficit in shareholders' equity and a net tangible deficit. Purchasers of Common Stock in this offering will experience immediate
and substantial dilution in the net tangible book value of $         per share
based upon an assumed initial public offering price of $         per share. See
"Dilution."


    In addition, on September 6, 1995 the Company issued the Stock Purchase Warrants to certain shareholders. Although the majority of the Stock Purchase Warrants have been surrendered to the Company for cancellation (see "Certain Transactions--Stock Purchase Warrants"), Stock Purchase Warrants for the purchase of an aggregate of 112,770 shares of Common Stock at an exercise price of $.05 per share remain outstanding. Although the Stock Purchase Warrants will not become exercisable upon the completion of this offering, they will become exercisable if, on or prior to June 30, 1997 (or, under certain conditions, prior to September 30, 1997), there occurs a sale of the capital stock of the Company held by the Private Equity Investors or a merger, consolidation or other business combination, such that the Private Equity Investors receive cash proceeds (net of certain expenses and fees) that exceed $75 million for their shares of Common Stock. See "Certain Transactions--1995 Transaction" and "Capitalization." If the Stock Purchase Warrants are exercised, all shareholders purchasing in this offering would experience further additional dilution as up to 112,770 shares of Common Stock would become outstanding.


NO PRIOR MARKET; POTENTIAL VOLATILITY

    Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this offering. The initial public offering price will be determined by negotiation among the Company and the Representative of the Underwriters and may not be indicative of prices that will prevail in the trading market. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the public offering price. See "Underwriters" for a discussion of the factors to be considered in determining the initial public offering price. Although application has been made to have the Common Stock listed on the American Stock Exchange, there can be no assurance that an active public market will develop or, if developed, will be sustained following this offering. There has been significant volatility in the market price of securities of companies involved in the health care industry that often has been unrelated to the operating performance of such companies. The Company believes that certain factors, such as legislative and regulatory developments, lower revenues or earnings than those anticipated by securities analysts, the overall economy and the financial markets, could cause the price of the Common Stock to fluctuate substantially.


SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON MARKET PRICE

    4,262,147 shares representing 63% of the number of shares of Common Stock outstanding after the completion of this offering are or will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to the exercise of registration rights. Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. See "--Dilution," "Shares Eligible for Future Sale," "Underwriters" and "Description of Capital Stock--Registration Rights."

ANTI-TAKEOVER CONSIDERATIONS

    Certain provisions of the Company's Articles of Incorporation and Bylaws and the Illinois Business Corporation Act of 1983 ("IBCA") could, together or separately, discourage potential acquisition proposals or delay or prevent a change in control of the Company, even when shareholders, other than the Private Equity Investors, consider such a transaction to be in their best interest. Accordingly, such provisions may limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. See "--Material Benefit to Insiders; Control by Private Equity Investors," "Description of Capital Stock--Preferred Stock" and "Description of Capital Stock--Illinois Takeover Statute." In addition, the equity ownership position of, and control of the Board by, the Private Equity Investors may have the effect of delaying or preventing a change in control of the Company. See "-- Material Benefit to Insiders; Control by Private Equity Investors."

                                  THE COMPANY

    UtiliMed is the nation's leading manager of diagnostic imaging services, providing a comprehensive approach to managing cost, quality and utilization for payors with large memberships. The Company's products aim to manage the delivery of quality necessary diagnostic imaging services by qualified physicians to patients on a cost effective basis. UtiliMed's products manage costs by decreasing the volume and increasing the quality of imaging services. Quality improvement can decrease costs through fewer repeat or extra exams necessitated by poor quality initial exams. The Company offers its clients a capitated product and a fee-based product, each of which is designed to reduce excess or improper utilization and improve the quality of service. The core program elements of the Company's two products include diagnostic imaging assessment and privileging, diagnostic imaging pre-certification processes, clinical- and claims-based retrospective utilization database tools and structured physician education.

    In November 1994, the Company redeemed outstanding shares of capital stock from then existing management. To finance this transaction, the Company issued debt in the principal amount of $10 million and shares of Common Stock and instruments convertible into Common Stock to the Private Equity Investors. The redemption and investment (together, the "Recapitalization") were undertaken to provide limited liquidity for certain of the Company's founders, to align the organizational and capital structure of the Company with that of other private companies that have professional investors, to attract experienced and qualified directors, to access the financial and managerial advice and experience of the Private Equity Investors and to facilitate capital investment by other professional investors that would not ordinarily invest in a closely-held company. See "Certain Transactions-- Recapitalization."


    Following the Recapitalization, the Company grew rapidly in terms of revenues derived from new CDIP contracts. While the Company's revenues continued to grow following the Recapitalization, the operating results contemplated by the Recapitalization for 1994 and the first half of 1995 were not realized and the Company continued to experience negative cash flow. Consequently, the Private Equity Investors and the founders completed the 1995 Transaction that resulted in changes to the capitalization, management and business of the Company. In connection with the 1995 Transaction, a new management team, led by Dr. Carl Adkins, the former CEO of United HealthCare of Ohio-Western Region (a subsidiary of United HealthCare, Inc.), was asssembled. Since the new management team was assembled, the Company has improved its operating condition through the implementation of certain initiatives: implementation of the RMP product, the Terminated Contracts, the renegotiation of six continuing CDIP contracts, and the recruitment of new professional leadership in finance, operations, claims management and professional relations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-Strategy" and "Certain Transactions-- 1995 Transaction."


    The Company was incorporated in Illinois in December 1989. On May 22, 1996, the Company changed its name from Medicon, Inc. to UtiliMed, Inc. The principal executive offices of the Company are located at 40 Skokie Boulevard, Northbrook, Illinois 60062-1618 and its telephone number is (847) 564-8500.

                                DIVIDEND POLICY

    The Company has never declared or paid any dividend on its Common Stock since its incorporation and does not expect to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to retain all of its earnings for the operation and expansion of its business. Payment of any future dividends will depend on the profitability, future earnings and working capital requirements of the Company and other factors that the Board considers appropriate. See "Risk Factors--Shareholders' Deficit; History of Operating Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the Common Stock offered hereby, based on an assumed initial public offering price of
$         per share, are estimated to be approximately $         million (or
approximately $         million if the Underwriters' over-allotment option is
exercised in full). Approximately $17.6 million of the net proceeds will be used to repay indebtedness, approximately $1 million will be used for certain computer hardware enhancements (including the upgrade and purchase of equipment), and the balance will be used for working capital. Of the net proceeds to be used to repay indebtedness, approximately $6.1 million will be used to repay the principal of and accrued interest on the Senior Notes due March 6, 1997 which have a variable interest rate and currently bear interest at 14% per annum issued to CCP and Whitney; $1 million to pay certain associated deferred fees to CCP and Whitney incurred in connection with the issuance of the Senior Notes; approximately $10.1 million to repay the principal of and accrued interest on the Senior Subordinated Notes due November 3, 2001 issued to CCP and Whitney Debt Fund and bearing interest at 10.101% per annum (see "Certain Transactions" and "Risk Factors--Material Benefit to Insiders; Control by Private Equity Investors"); and approximately $416,000 to repay the principal of and accrued interest on a promissory note issued by the Company to Jack M. Korsower, M.D. (the "Korsower Note") that matures by its terms upon the consummation of this offering and bears interest at 8.5% per annum. See "Certain
Transactions--1995 Transaction." Approximately $   million of the net proceeds
will be used to achieve positive working capital to support the implementation of the Company's growth strategy. These funds are expected to remain invested in short-term investment grade interest bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


    The following table sets forth the (i) the capitalization of the Company at March 31, 1996 (as if the 5.361849 for-one-reverse stock split declared by the Board and the conversion of the $10.6 million principal amount Junior Subordinated Promissory Notes (the "Junior Subordinated Notes") issued in connection with the Recapitalization into 94,039 shares of Common Stock in accordance with the terms thereof had occurred prior to March 31, 1996); (ii) the pro forma capitalization as of such date, after giving effect to (a) the conversion of the Series A Preferred Stock, no par value (the "Series A Preferred Stock") and the Class B Stock, no par value (the "Class B Stock") into 3,231,507 shares of Common Stock and (b) the authorization by the Board on July
  , 1996 of a new class of preferred stock (see "Certain Transactions" and "Description of Capital Stock"); and (iii) as adjusted to give effect to the issuance of 2,500,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto, included elsewhere in this Prospectus.



                                                                         MARCH 31, 1996
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
                                                                         (IN THOUSANDS)
Short-term debt:
  Due to shareholders......................................   $  7,046    $   7,046     $      46
  Current maturities of long-term debt.....................        378          378           378
                                                              --------    ---------    -----------
    Total short-term debt..................................   $  7,424    $   7,424     $     424
                                                              --------    ---------    -----------
                                                              --------    ---------    -----------
Long-term debt due to shareholders.........................   $  9,869    $   9,869     $  --
Long-term debt.............................................        528          528           128
                                                              --------    ---------    -----------
  Total long-term debt.....................................     10,397       10,397           128
                                                              --------    ---------    -----------
Series A Preferred Stock (no par value), 1,354,004 shares
  authorized; 1,354,004 shares issued and outstanding
  actual; none authorized, issued or outstanding pro forma
  or pro forma, as adjusted................................     28,460       --            --
Class B Stock (no par value), 458,480 shares authorized;
  458,480 shares issued and outstanding actual; none
  authorized, issued or outstanding pro forma or pro forma,
  as adjusted..............................................      8,047       --            --

Shareholders' equity (deficit):
  Common Stock (no par value), 5,065,057 shares authorized
    and 1,030,641 shares issued and outstanding, actual;
    5,065,057 shares authorized and 4,262,147 shares issued
    and outstanding, pro forma; 7,940,057 shares authorized
    and 6,762,147 shares issued and outstanding, pro forma,
    as adjusted(1).........................................     16,704       53,211
  Preferred Stock (no par value)       shares authorized;
    no shares issued and outstanding.......................      --          --
  Unearned compensation....................................     (1,212)      (1,212)
  Accumulated deficit......................................    (78,357)     (78,357)
                                                              --------    ---------    -----------
    Total shareholders' equity (deficit)...................    (62,865)     (26,358)
                                                              --------    ---------    -----------
      Total capitalization.................................   $(15,961)   $ (15,961)    $
                                                              --------    ---------    -----------
                                                              --------    ---------    -----------


- ------------


(1) Excludes 57,745 shares of Common Stock issuable upon exercise of outstanding employee stock options, 55,108 shares of Common Stock issuable upon exercise
    of outstanding stock options,       shares of Common Stock reserved for
    issuance under the 1996 Option Plan and       shares of Common Stock
    reserved for issuance under the Employee Plan. See "Management-- Executive Compensation", "Management--1996 Option Plan", "Management--TARSOP", "Management--1996 Option Plan" and "Management--Employee Stock Purchase Plan." Also excludes 112,770 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants. Such Stock Purchase Warrants are exercisable in limited circumstances, including (i) the consummation of this offering if the price is at least $24.90 per share and (ii) on or prior to June 30, 1997 (or, under certain circumstances, September 30, 1997), a sale of the capital stock of the Company in a merger, consolidation or other business combination in which certain shareholders of the Company receive proceeds in excess of $75 million. See "Risk Factors--Dilution" and "Certain Transactions--1995 Transaction" and "Certain Transactions--Stock Purchase Warrants."

                                    DILUTION

    The deficit in net tangible book value of the Company at March 31, 1996, was approximately $62.9 million or $14.75 per share, as determined by dividing the Company's total tangible assets less total liabilities by the number of shares of Common Stock outstanding at that date (assuming conversion of the Company's Series A Convertible Preferred Stock and Class B Stock into shares of Common Stock). The pro forma net tangible book value of the Company at March 31, 1996,
would have been approximately $   million or $         per share after giving
effect to this offering (at an assumed initial public offering price of
$         per share) and the application of the estimated net proceeds to the
Company therefrom as set forth in "Use of Proceeds." This represents an
immediate increase of $         per share in the net tangible book value to
existing holders of the Common Stock and an immediate dilution in net tangible
book value of $         per share to new investors purchasing shares of Common
Stock in this offering. "Dilution in net tangible book value" means the difference between the price per share paid by investors purchasing shares of Common Stock in this offering and the deficit in pro forma net tangible book value per share at March 31, 1996. The following table illustrates this per share dilution:

Assumed initial public offering price.......................              $
  Deficit in net tangible book value per share at March 31,
    1996.....................................................   $(14.75)
  Increase in net tangible book value per share attributable to this offering and the other transactions described
    above...................................................
                                                               -------
  Pro forma net tangible book value per share at March 31,
    1996....................................................                ()
                                                                          ---
  Dilution in net tangible book value per share to new
investors...................................................              $
                                                                          ---
                                                                          ---

    The following table summarizes, as of the consummation of this offering at
an assumed initial public offering price of $         per share, the number of
shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of the Common Stock and by the new investors purchasing shares of Common Stock in this offering.

                                                                                TOTAL
                                                     SHARES PURCHASED       CONSIDERATION       AVERAGE
                                                     -----------------    -----------------    PRICE PER
                                                     NUMBER    PERCENT    AMOUNT    PERCENT      SHARE
                                                     ------    -------    ------    -------    ---------
Existing shareholders.............................
New investors.....................................
    Total.........................................


    The foregoing tables exclude (i) 57,745 shares of Common Stock issuable upon the exercise of outstanding employee stock options at an exercise price of $0.05 per share, (ii) 55,108 shares of Common Stock issuable upon the exercise of outstanding stock options at an exercise price of $0.05 per share, (iii)
shares of Common Stock reserved for issuance under the 1996 Option Plan, (iv)
      shares of Common Stock reserved for issuance under the Employee Plan and
(v) 112,770 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants. See "Management--Executive Compensation," "Management--TARSOP," "Management--1996 Option Plan" and "Management--Employee Stock Purchase Plan." If these outstanding options and warrants were exercised, new investors purchasing shares of Common Stock in this offering would incur a
decrease in dilution in net tangible book value per share of $         per
share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data as of December 31, 1994 and 1995 for the three years ended December 31, 1995 are derived from consolidated financial statements of UtiliMed which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of December 31, 1993 and as of and for the year ended December 31, 1992 have been audited by the Company's former independent auditors. The selected consolidated financial data for the year ended December 31, 1991 have been compiled by an independent accountant and the financial data for the three month periods ended March 31, 1996 and 1995 have been derived from unaudited consolidated financial statements, each of which, in the opinion of UtiliMed, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 1996. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                    THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                       MARCH 31,
                                             ---------------------------------------------------   ---------------------
                                              1991     1992      1993        1994        1995        1995        1996
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Contract revenues:
 Continuing contracts......................  $2,573   $8,063     $19,308     $50,882     $76,457     $18,130     $24,055
 Terminated contracts(1)...................    --      2,285       7,079      15,697      19,960       8,626      --
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
   Total contract revenues.................   2,573   10,348      26,387      66,579      96,417      26,756      24,055
Operating Expenses:
Cost of services:
 Continuing contracts......................   2,138    6,883      16,916      49,792      72,365      17,859      20,628
 Terminated contracts(1)...................    --      1,753       5,781      16,696      18,437       8,975      --
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
   Total cost of services..................   2,138    8,636      22,697      66,488      90,802      26,834      20,628
Selling, general and administrative........     790    1,728       6,107      13,224      22,016       4,815       3,785
Depreciation and amortization..............    --         76         209         493         740         163         210
Stock based compensation expense...........    --       --        --          --          --          --             593
Provision for loss on employee notes.......    --       --        --          --             287      --          --
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
 Total operating expenses..................   2,928   10,440      29,013      80,205     113,845      31,812      25,216
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
Loss from operations.......................    (355)     (92)     (2,626)    (13,626)    (17,428)     (5,056)     (1,161)
Other income (expense):
 Interest expense..........................    --        (19)        (41)       (572)     (2,053)       (592)       (419)
 Interest income...........................       1        5          58         311         700         258         144
 Other income (expense)....................    --       --             1           8           7      --              (4)
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
   Total other income (expense)............       1      (14)         18        (253)     (1,346)       (334)       (279)
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
Net loss...................................   $(354)   $(106)    $(2,608)   $(13,879)   $(18,774)    $(5,390)    $(1,440)
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
                                             ------   ------   ---------   ---------   ---------   ---------   ---------
Pro forma net loss per share(2)............                       $(0.57)     $(3.05)     $(4.37)     $(1.25)     $(0.33)
                                                               ---------   ---------   ---------   ---------   ---------
                                                               ---------   ---------   ---------   ---------   ---------
Number of shares used in pro forma net loss
 per share computations(2).................                    4,568,824   4,547,914   4,296,439   4,303,522   4,375,823


                                                                                                             AS OF
                                                                       AS OF DECEMBER 31,                  MARCH 31,
                                                         -----------------------------------------------   ---------
                                                          1991     1992     1993       1994       1995       1996
                                                         ------   ------   -------   --------   --------   ---------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)..............................   $(351)   $(985)  $(4,289)   $(6,080)  $(18,644)  $(19,766 )
Total assets(3)........................................     265    1,277     3,416     23,933     10,090     16,768
Payables to plans and providers........................    --        948     4,996     18,360     20,552     22,304
Total debt.............................................     344      616       783     24,667     10,499     17,775
Shareholders' equity (deficit).........................    (348)    (470)   (3,234)   (54,382)   (61,267)   (62,865 )


- ------------
(1) Represents seven CDIP contracts that were terminated in 1995 (the "Terminated Contracts"). Five of the Terminated Contracts were unprofitable contracts terminated by the Company's new management team as part of the initiatives being implemented subsequent to the 1995 Transaction (as defined herein). These unprofitable contracts were entered into without establishment of appropriate provider networks, thereby placing the Company at significant financial risk. The other two Terminated Contracts were terminated prior to their completion by mutual agreement of the Company and the client. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Clients; Capitation Contracts and Provider Contracts; RMP Contracts."

(2) Net loss per share is computed by dividing net loss by the number of common and common equivalent shares outstanding during the periods in accordance with the applicable rules of the Commission. All stock options and restricted common stock issued have been considered as outstanding common stock equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based on initial public offering price). Shares of common stock issuable upon conversion of the Series A Preferred Stock and Class B Stock are assumed to be common share equivalents for all periods presented.

(3) The December 31, 1992 total assets include $157,000 of deferred contract development costs.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company derives its revenue and operating income from service contracts with clients for the management of diagnostic imaging services. The Company offers a capitated product, CDIP, as well as a fee-based product, RMP. Under each of these products, the Company receives a fixed per member per month ("pmpm") payment in return for the provision of services. In connection with the 1995 Transaction, five unprofitable contracts with unfavorable terms were terminated by the Company in the third and fourth quarters of 1995. In addition, two other CDIP contracts were terminated during 1995. All seven of such contracts are referred to herein as the "Terminated Contracts." See "Selected Consolidated Financial Information." The following table sets forth the number of covered lives and contracts managed by the Company as of the dates indicated:

                                                   AS OF DECEMBER 31,                       AS OF MARCH 31,
                                   ---------------------------------------------------   ---------------------
                                    1991      1992      1993       1994        1995        1995        1996
                                   -------   -------   -------   ---------   ---------   ---------   ---------
Covered lives:(1)
 Continuing CDIP.................  102,000   202,000   485,000   1,035,000   1,152,000   1,098,000   1,380,000
 RMP.............................       --        --        --          --   1,111,000          --   1,166,000(2)
                                   -------   -------   -------   ---------   ---------   ---------   ---------
   Total continuing lives........  102,000   202,000   485,000   1,035,000   2,263,000   1,098,000   2,546,000
 Terminated CDIP.................       --   112,000   140,000     479,000          --     524,000          --
                                   -------   -------   -------   ---------   ---------   ---------   ---------
Total lives......................  102,000   314,000   625,000   1,514,000   2,263,000   1,622,000   2,546,000
                                   -------   -------   -------   ---------   ---------   ---------   ---------
                                   -------   -------   -------   ---------   ---------   ---------   ---------
Number of contracts:
 Continuing CDIP.................        4         5         9          12          12          12          13
 RMP.............................       --        --        --          --           3          --           3(2)
                                   -------   -------   -------   ---------   ---------   ---------   ---------
   Total continuing contracts....        4         5         9          12          15          12          16
 Terminated CDIP.................       --         1         2           5          --           6          --
                                   -------   -------   -------   ---------   ---------   ---------   ---------
Total contracts..................        4         6        11          17          15          18          16
                                   -------   -------   -------   ---------   ---------   ---------   ---------
                                   -------   -------   -------   ---------   ---------   ---------   ---------


- ------------

(1) Represents covered lives as of the date indicated. Unless otherwise indicated, covered lives in this table and this Prospectus are rounded to the nearest thousand.


(2) In addition, the Company signed a new RMP contract in March 1996 covering approximately 88,000 lives which will be implemented in June 1996.


    During the third quarter of 1995, the then existing management and the Private Equity Investors recognized that there were significant problems managing the rapid growth of the business and that the financial condition of the Company had deteriorated during 1995 as evidenced by substantial operating losses. As a result of the rapid growth of the Company, inadequate financial performance and limited experience of the then existing management, the Company began implementing the following business initiatives in the third quarter of 1995:

    . A new Chief Executive Officer was hired.

    . New, more experienced professionals were recruited in operations, claims management, finance and client relations and a new management team was assembled.

    . A new operating strategy was developed that focused on (i) introducing the new RMP product; (ii) expanding the CDIP product; (iii) evaluating the current and future profitability of all existing contracts; (iv) reducing operating costs and (v) improving financial controls.

    . Five unprofitable contracts which had unfavorable terms were terminated.


    . The Company initiated discussions to renegotiate six other contracts in an effort to improve the profitability of such contracts. Three of such contract renegotiations were completed on favorable terms, one additional renegotiation is substantially completed, and two are in process.

    . General and administrative expenses were reduced through a 15.6% reduction in the workforce from 224 full-time employees at June 30, 1995 to 189 full-time employees at March 31, 1996. In addition, expense controls were implemented in other areas such as travel, legal, consulting, printing and temporary services. As a result, the Company reduced its selling, general and administrative expenses by 27.3% for the quarter ended March 31, 1996 compared to the quarter ended June 30, 1995.


    . The Company developed and implemented an activity-based cost model for evaluating potential business opportunities and improving financial forecasting.

    As a result of the ongoing implementation of these initiatives, the Company has positioned itself for improved financial results. However, there can be no assurance that the Company will be successful in continuing to improve its financial performance.

REVENUE

    The Company receives revenue in the form of pmpm payments from clients pursuant to CDIP and RMP contracts with terms of one to five years. The pmpm payment received under CDIP contracts includes an administrative fee associated with the Company's management services and compensation for assuming the responsibility for medical costs and claims processing related to the provision of diagnostic imaging services. Eight of the CDIP contracts allow for annual changes of the pmpm payment tied to changes in the Consumer Price Index ("CPI"). The pmpm received under RMP contracts consists solely of an administrative fee associated with the Company's management services. Consequently, pmpm revenue from the CDIP contracts is significantly greater than pmpm revenue from RMP contracts.

    Under RMP, the Company does not process claims for payments to providers and, consequently, the RMP pmpm payment consists solely of an administrative fee associated with the Company's management services. The Company includes an incentive arrangement in its RMP contracts, whereby the Company and the client set mutually agreed upon goals for achieving cost savings for the covered population as a whole after the implementation of certain operational changes by the client. In the event cost savings for the client exceed specified levels, the Company and the client share in the savings. If the cost savings are not achieved after the client has implemented certain operational changes, the Company may be required to refund a portion, or in two RMP contracts, up to all of the monthly pmpm payment. Under two RMP contracts, performance settlement is made on an annual basis. A third RMP contract requires performance settlement at the end of the three year term of the contract, with an interim settlement on or about the second anniversary date of the contract. The fourth RMP contract does not include an incentive arrangement nor is the pmpm payment subject to reduction or refund. The Company's policy with RMP contracts is to accrue for estimated incentive payments to the Company or refunds by the Company which may be received or incurred, respectively, in accordance with the terms of each contract. Because the RMP contracts are new, no such accruals have yet been recognized. The Company intends to accrue for each RMP contract, if required, once the client implements certain operational changes and experience patterns are developed and identified. Adjustments relating to the accruals may be material to the operating results of the Company.


    Growth in revenue is expected to be achieved primarily through securing and implementing new RMP and CDIP contracts. The Company believes that growth in revenue will also be achieved through membership growth of its existing client base, expanding relationships with current clients and by expanding program offerings with health plans for additional population segments. In addition, the Company is planning to market one or more components of RMP as separate products. The Company has held discussions with certain payors and anticipates that payors will be interested in contracting with the Company to provide assessment, privileging, precertification or retrospective utilization reporting as separate products to the payor's plans. The Company expects that the pmpm fees paid for such products will be less than the pmpm for RMP. See "Business--Strategy."

EXPENSES

    As a result of different program designs and financial risks, CDIP and RMP have different expense levels. Under the CDIP contracts, the Company assumes the responsibility for the processing and payment of claims for the provision of diagnostic imaging services. These payments, which are cost of services, are generally made to providers on a monthly basis in accordance with the provider contracts and payment methodologies. Under certain payment methodologies, providers receive additional reimbursement on a quarterly or annual basis. See "Business--Clients; Capitation Contracts and Provider Contracts; RMP Contracts."

    Payables to plans and providers under CDIP contracts include estimates of unpaid reported and unreported services provided, accrued capitation fees and adjustments. These estimates of payables are based on statistical information and revised as additional information becomes available. Actual results inevitably will differ from these estimates and such differences may have a material effect on the Company's business, financial condition and results of operations for a particular period. See Notes 1 and 3 to the Consolidated Financial Statements. The Company's medical loss ratio (which is calculated as cost of services divided by contract revenue, excluding RMP revenue) includes both the actual payments made to providers and the estimate of amounts which have been earned by providers but are either unpaid by or not yet reported to the Company. Accordingly, while the Company's CDIP revenues are primarily fixed, the cost of services will vary based upon the services rendered, the estimates of payables and the contractual relationship with the provider.

    Selling, general and administrative expenses include the costs of client relations, clinical coding, claims processing, precertification, assessment, provider services, utilization analysis and fixed costs such as information systems, finance, marketing, administration, human resources and legal expenses. Generally, CDIP contract expenses are higher than RMP expenses because of the additional costs associated with claims processing and payment and provider network management.

    The Company incurs start-up costs before implementation of contracts, which are expensed as incurred. Such costs, which include contracting provider networks, interfacing of information systems and provider assessment and training of new employees, are typically expensed beginning at least three months prior to the initial recognition of revenue under a new contract. See
Note 1 to the Consolidated Financial Statements. Although RMP contracts do not involve the cost of contracting provider networks, the cost of interfacing information systems tends to be greater for RMP than for CDIP. Certain start-up costs of CDIP and RMP contracts vary as a function of the size of the membership of the client.

NET OPERATING LOSS CARRYFORWARDS

    The Company's net operating loss carryforwards of $13.7 million, which will expire in the years 2009 and 2010, are available to offset future taxable income. See Note 5 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table presents selected financial data expressed as a percentage of revenue for the periods indicated and should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus:

                                                                                   THREE MONTHS
                                                                                      ENDED
                                                       YEAR ENDED DECEMBER 31,      MARCH 31,
                                                       -----------------------    --------------
                                                       1993     1994     1995     1995     1996
                                                       -----    -----    -----    -----    -----
Total contract revenue..............................   100.0%   100.0%   100.0%   100.0%   100.0%

Total cost of services..............................    86.0     99.9     94.2    100.3     85.8
Selling, general and administrative.................    23.2     19.9     22.8     18.0     15.7
Depreciation and amortization.......................     0.8      0.7      0.8      0.6      0.9
Stock based compensation expense....................    --       --       --       --        2.5
Provision for loss on employee notes................    --       --        0.3     --       --
                                                       -----    -----    -----    -----    -----
Total operating expenses............................   110.0    120.5    118.1    118.9    104.9
                                                       -----    -----    -----    -----    -----
Loss from operations................................   (10.0)   (20.5)   (18.1)   (18.9)    (4.9)
Other income (expense):
  Interest expense..................................    (0.1)    (0.8)    (2.1)    (2.2)    (1.7)
  Interest income...................................     0.2      0.5      0.7      1.0      0.6
  Other income......................................    --       --       --       --       --
                                                       -----    -----    -----    -----    -----
    Total other income (expense), net...............     0.1     (0.3)    (1.4)    (1.2)    (1.1)
                                                       -----    -----    -----    -----    -----
Net loss............................................    (9.9)%  (20.8)%  (19.5)%  (20.1)%   (6.0)%
                                                       -----    -----    -----    -----    -----
                                                       -----    -----    -----    -----    -----


    The following table presents the Company's medical loss ratio (calculated as cost of services divided by contract revenue, excluding RMP revenue) for the periods indicated:

                                                                                     THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                     -------------------------      --------------
                                                     1993      1994       1995      1995      1996
                                                     ----      -----      ----      -----     ----
Continuing contracts............................     87.6%      97.9%     96.9%      98.5%    94.0%
Terminated contracts(1).........................     81.7%     106.4%     92.4%     104.0%     --

- ------------

(1) Total 1994 cost of services includes a charge of $3.2 million related to the estimated cost of services in excess of revenues for four contracts, two of which are Terminated Contracts, one of which has been renegotiated and the other is being renegotiated. Total 1995 cost of services includes a $1.7 million reduction in cost of services related to the change in estimate arising from the early termination of the two Terminated Contracts.

THREE MONTHS ENDED MARCH 31, 1996 AND 1995
REVENUE

    Revenue from continuing contracts increased from $18.1 million in the quarter ended March 31, 1995 to $24.1 million in the quarter ended March 31, 1996, an increase of $6.0 million or 33.1%. Of this increase, $1.7 million was attributable to the addition of one CDIP contract in the first quarter of 1996. The introduction of the RMP product resulted in the implementation of three RMP contracts in the third and fourth quarters of 1995 which generated revenue of $2.1 million in the first quarter of 1996. The remainder relates to increases in the number of covered lives under continuing contracts. The total number of covered lives managed under CDIP contracts increased by 25.7% from March 31, 1995 to 1,380,000 at March 31, 1996. The covered lives under RMP contracts aggregated 1,166,000 at March 31, 1996.

    Revenue from Terminated Contracts decreased from $8.6 million in the quarter ended March 31, 1995 to $0 in the quarter ended March 31, 1996 because revenues from these contracts ended in 1995.

    COST OF SERVICES

    Cost of services for continuing contracts was $20.6 million, or 85.8% of continuing contract revenue, in the first quarter of 1996 compared to $17.9 million, or 98.5%, in the first quarter of 1995. The decrease in cost of services as a percentage of continuing contract revenue resulted from the addition of three RMP contracts in the third and fourth quarters of 1995, which do not have the cost of services component of CDIP, and an improved medical loss ratio. The medical loss ratio improved to 94.0% in the first quarter of 1996 compared to 98.5% for the comparable quarter in 1995 primarily due to cost reductions on three contracts.


    Cost of services for Terminated Contracts was $0 in the first quarter of 1996 compared to $9.0 million in the first quarter of 1995. No cost of services for Terminated Contracts was incurred in the first quarter of 1996 because these contracts were terminated in 1995.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE


    Selling, general and administrative expenses decreased to $3.8 million, or 15.7% of total contract revenue, in the first quarter of 1996 compared to $4.8 million, or 18.0%, in the first quarter of 1995.



    Salaries, wages and related employee expenses were $2.9 million, or 12.1% of total revenue, in the first quarter of 1996 compared to $3.1 million, or 11.6%, in the first quarter of 1995. The decrease of $.2 million resulted primarily from a decrease in hiring expenses. The Company also did not incur the level of expenses related to severance that was incurred in the second half of 1995.


    Outside services expense, which consists primarily of management consulting, information systems consulting, temporary labor and legal, audit and tax costs was $187,000, or 0.8% of total revenue, in the first quarter of 1996 compared to $555,000, or 2.1%, in the first quarter of 1995. The decrease of $368,000 resulted primarily from temporary labor and management consulting costs. The Company does not anticipate that the levels of temporary labor and management consulting costs incurred in 1995 will be representative of expenditures for such items in 1996.


    Other selling, general and administrative expenses, which primarily consist of travel, rent, printing, communications and marketing were $678,000, or 2.8% of total revenue, in the first quarter of 1996 compared to $1.1 million, or 4.3%, in the first quarter of 1995. The decrease in the first quarter of 1996 resulted primarily from continued implementation of the new business initiatives.


    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense was $210,000 or 0.9% of total revenue, in the first quarter of 1996 compared to $163,000, or 0.6%, in the first quarter of 1995. Depreciation and amortization expense increased primarily due to capital expenditures relating to office equipment, computer hardware and software, and leasehold improvements.


    STOCK BASED COMPENSATION EXPENSE



    Stock based compensation expense was $593,000, or 2.5% of total contract revenue, in the first quarter of 1996 compared to $0 in the first quarter of 1995. This increase resulted from the Company recognizing the compensation expense associated with certain stock options and restricted share grants awarded or amended during the first quarter of 1996. The Company did not incur significant stock based compensation charges in prior periods. Of the total $593,000, $527,000 is non-recurring.



    INTEREST EXPENSE


    Interest expense decreased to $419,000, or 1.7% of total revenue, in the first quarter of 1996 compared to $592,000, or 2.2%, in the first quarter of 1995. The decrease in interest expense resulted primarily from the conversion of the Junior Subordinated Notes into Common Stock. See "Certain Transactions--1995 Transaction."

    INTEREST INCOME

    Interest income decreased to $144,000, or 0.6% of total revenue, in the first quarter of 1996 compared to $258,000, or 1.0%, in the first quarter of 1995. This decrease resulted primarily from decreased interest from short-term investments.

    NET LOSS


    As a result of the foregoing, the Company incurred a net loss for the first quarter of 1996 of $1.4 million compared to a net loss of $5.4 million for the first quarter of 1995. The first quarter of 1996 represented an improvement in financial performance which resulted from several factors that the Company expects to continue. These factors include improvement in the medical loss ratio due to decreased payments for out-of-network costs and improved management of in-network costs, new RMP and CDIP contracts and realization of the effects of the cost reduction initiative. Since the effect of these factors is ongoing, there can be no assurance that such improvements will continue or that the Company will become profitable.


YEARS ENDED DECEMBER 31, 1995 AND 1994
REVENUE

    Revenue from continuing contracts increased from $50.9 million in 1994 to $76.5 million in 1995, an increase of $25.6 million or 50.3%. Of this increase, $21.3 million was related to services provided for a full year under CDIP contracts entered into with three clients during 1994. The introduction of RMP in the third quarter of 1995 resulted in three new RMP contracts which generated revenue of $1.8 million. The remaining $2.5 million resulted from increases in revenue from existing CDIP contracts related to increases in the number of covered lives under clients' plans and, to a lesser extent, annual CPI-based increases in pmpm rates in CDIP contracts. The number of lives managed under continuing CDIP contracts increased by 11.3%, from 1,035,000 at December 31, 1994 to 1,152,000 at December 31, 1995. Covered lives under three RMP contracts aggregated 1,111,000 at December 31, 1995.

    Revenue from Terminated Contracts increased from $15.7 million in 1994 to $20.0 million in 1995, an increase of $4.3 million or 27.4%. This increase resulted primarily from two contracts which commenced operations in the fourth quarter of 1994 and were in effect for the first three quarters of 1995 and two contracts which commenced and were terminated in 1995. Such increase was offset in part by a decline in revenue from a contract which was terminated in 1995, but was in effect for all of 1994.

    COST OF SERVICES

    Cost of services for continuing contracts was $72.4 million, or 94.6% of continuing contract revenue, in 1995 compared to $49.8 million, or 97.9%, in 1994. This increase was primarily attributable to services provided for a full year under those CDIP contracts implemented in 1994. The decrease in cost of services as a percentage of total revenue in 1995 resulted from the addition of three RMP contracts during 1995 which do not have the cost of services component of CDIP and an improved medical loss ratio. The medical loss ratio for CDIP contracts improved from 97.9% during 1994 to 96.9% during 1995 primarily due to cost reductions on two such contracts. In the fourth quarter of 1994, the Company recognized cost of services in excess of revenue of $1.7 million for such contracts through an estimated termination date. One of these contracts was successfully renegotiated in 1996 and the Company is renegotiating the other contract.


    Cost of services for Terminated Contracts was $18.4 million, or 92.4% of Terminated Contract revenue, in 1995 compared to $16.7 million, or 106.4%, in 1994. In the fourth quarter of 1994, the Company recognized (i) cost of services in excess of revenue on two CDIP contracts of $961,000 and (ii) estimated cost of services in excess of revenues of $1.5 million for these two contracts through estimated termination dates. As a result of the initiatives which the Company began implementing in the third quarter of 1995, the two contracts were terminated earlier than originally estimated. Consequently, the Company incurred $1.7 million less costs of services than originally estimated. Excluding the impact of these adjustments, cost of services was 100.8% of Terminated Contract revenue in 1995 compared to 90.5% for 1994. This increase as a percentage of revenue resulted primarily from cost overruns associated with one Terminated Contract which commenced operations in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $22.0 million, or 22.8% of total revenue, in 1995 compared to $13.2 million, or 19.9% of total revenue, in 1994.

    Salaries, wages and related employee benefits and expenses were $14.1 million, or 14.7% of total revenue, in 1995 compared to $9.1 million, or 13.7%, in 1994. This increase was attributable to the addition of personnel to support the Company's revenue growth. Also, as a result of the initiatives the Company began implementing in the third quarter of 1995, salaries, wages and benefits costs increased in 1995 as a result of severance and hiring expenses, each of which represented $1.1 million, or 1.1% of total revenue, in 1995. The Company considers the amount of these expenses to be non-recurring.

    Outside services expense, which primarily consists of management consulting, information systems consulting, temporary labor and legal, audit and tax costs was $3.5 million, or 3.7% of total revenue, in 1995 compared to $1.4 million, or 2.1%, in 1994. The increase in outside services expense resulted primarily from information systems consulting and costs associated with implementing the Company's new business initiatives.


    Other selling, general and administrative expenses, which primarily consist of travel, rent, bad debts, printing, communications and marketing were $4.4 million, or 4.4%, in 1995 compared to $2.7 million, or 4.1%, in 1994. The increase in other selling, general and administrative expenses resulted primarily from greater support costs associated with the Company's revenue growth. In addition, the Company expensed a $482,000 account receivable related to a joint venture established in connection with one of the Terminated Contracts.


    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense was $740,000, or 0.8% of total revenue, in 1995 compared to $493,000, or 0.7%, in 1994. Depreciation and amortization expense increased due to the expansion of office facilities and related leasehold improvements, as well as increased capital expenditures for computer equipment and software.

    INTEREST EXPENSE

    Interest expense increased to $2.1 million, or 2.1% of total revenue, in 1995 compared to $572,000, or 0.8%, in 1994. The increase resulted from additional long-term debt, including the Senior Subordinated Notes and the Junior Subordinated Notes issued in November 1994 and capitalized lease obligations. At December 31, 1995, long-term debt, including the Senior Subordinated Notes and the Junior Subordinated Notes and capitalized lease obligations, decreased $14.2 million, of which $10.6 million was attributable to the conversion of Junior Subordinated Notes into Common Stock. See "Certain Transactions--1995 Transaction" and Note 4 to the Consolidated Financial Statements.

    INTEREST INCOME

    Interest income increased to $700,000, or 0.7% of total revenue, in 1995 compared to $311,000, or 0.5%, in 1994. This increase resulted from additional interest from short-term investments.

    NET LOSS

    As a result of the foregoing, the net loss for 1995 was $18.8 million compared to $13.9 million for 1994.

YEARS ENDED DECEMBER 31, 1994 AND 1993
REVENUE


    Revenue from continuing contracts increased from $19.3 million in 1993 to $50.9 million in 1994, an increase of $31.6 million or 163.7%. Of this increase, $18.4 million was attributable to the addition of three CDIP contracts in 1994 and $11.7 million was related to services provided for a full year under CDIP contracts entered into with four clients during 1993. The remaining $1.5 million was the result of increases in revenue from existing contracts related to increases in the number of covered lives under clients' plans and, to a lesser extent, increases in capitated rates received by the Company. The number of lives managed under CDIP agreements increased by 113.4% from 485,000 at December 31, 1993 to 1,035,000 at December 31, 1994.

    Revenue from Terminated Contracts increased from $7.1 million in 1993 to $15.7 million in 1994, an increase of $8.6 million or 121.1%. This increase resulted primarily from three contracts which commenced operations in 1994.

    COST OF SERVICES

    Cost of services for continuing contracts was $49.8 million, or 97.9% of continuing contract revenue, in 1994 compared to $16.9 million, or 87.6%, in 1993. This increase was primarily attributable to services provided for a full year under four CDIP contracts implemented in 1993. The increase in cost of services as a percentage of continuing contract revenue in 1994 was primarily attributable to cost of services in excess of revenue of $1.7 million, of which one contract has subsequently been renegotiated. The remaining increase resulted primarily from two contracts which had significantly higher medical loss ratios than other continuing contracts, one of which commenced operations during 1994 and a second contract that commenced operations during the fourth quarter of 1993.


    Cost of services for Terminated Contracts was $16.7 million, or 106.4% of Terminated Contract revenue, in 1994 compared to $5.8 million, or 81.7%, in 1993. In the fourth quarter of 1994, the Company recognized (i) cost of services in excess of revenues on two CDIP contracts of $961,000 and (ii) estimated cost of services in excess of revenues of $1.5 million for these two contracts through estimated termination dates. Excluding the impact of these adjustments, cost of services was 90.5% of Terminated Contract revenue in 1994 compared to 81.7% in 1993. This increase resulted primarily from an increase in the medical loss ratio for one Terminated Contract.


    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses increased to $13.2 million, 19.9% of total revenue, in 1994 compared to $6.1 million, or 23.2% of total revenue, in 1993.


    Salaries, wages and related employee benefits and expenses remained relatively consistent as a percentage of total revenue from 1993 to 1994. These expenses were $9.1 million, or 13.7% of total revenue, in 1994 compared to $3.8 million, or 14.4%, in 1993. This increase of $5.3 million is primarily attributable to an increase in the number of employees from 110 at December 31, 1993 to 172 at December 31, 1994.


    Outside services expense, which primarily consists of temporary labor, management consulting, information systems consulting, and legal, audit and tax costs was $1.4 million, or 2.1% of total revenue, in 1994 compared to $692,000, or 2.6%, in 1993. The increase in outside services expense resulted primarily from management consulting and information systems consulting to support the Company's revenue growth.

    Other selling, general and administrative expenses, which primarily consist of travel, rent, printing, communications and marketing, were $2.7 million, or 4.1% of total revenue, in 1994 compared to $1.6 million, or 6.1%, in 1993. The decrease as a percentage of total revenue resulted from operating efficiencies achieved through revenue growth.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense was $493,000, or 0.7% of total revenue, in 1994 compared to $209,000, or 0.8%, in 1993. The increase in depreciation and amortization expense resulted from the expansion of office facilities and related leasehold improvements, as well as increased capital expenditures for computer equipment and software.

    INTEREST EXPENSE

    Interest expense increased to $572,000, or 0.8% of total revenue, in 1994 compared to $41,000, or 0.1%, in 1993. The increase in interest expense resulted from additional long-term debt, including the Senior Subordinated Notes and the Junior Subordinated Notes issued in November 1994 and capitalized lease obligations. Long-term debt increased from $.7 million at December 31, 1993 to $24.7 million at December 31, 1994. See "Certain Transactions--Recapitalization."

    INTEREST INCOME

    Interest income increased to $311,000, or 0.5% of total revenue, in 1994 compared to $58,000, or 0.2%, in 1993. This increase resulted from additional interest from short-term investments.

    NET LOSS

    As a result of the foregoing, the net loss was $13.9 million in 1994 compared to $2.6 million for 1993.

LIQUIDITY AND CAPITAL RESOURCES


    At March 31, 1996, the Company had a working capital deficit of $19.8 million and a total shareholders' deficit of $62.9 million. Of the net proceeds of this offering, approximately $17.6 million will be used to repay indebtedness, approximately $1 million will be used for certain computer hardware and software enhancements (including the upgrade and purchase of equipment), and the balance will be used for working capital. Of the net proceeds to be used to repay indebtedness, approximately $6.1 million will be used to repay the principal of and accrued interest on the Senior Notes; $1 million to pay certain associated deferred fees to CCP and Whitney incurred in connection with the issuance of the Senior Notes; approximately $10.1 million to repay the principal of and accrued interest on the Senior Subordinated Notes; approximately $416,000 to repay the principal of and accrued interest on the Korsower Note; and the remainder will be used to achieve positive working capital to support the implementation of the Company's growth strategy. These funds are expected to remain invested in short-term, investment grade, interest bearing securities. See "Use of Proceeds."


    Immediately prior to consummation of this offering, the outstanding shares of Series A Preferred Stock and Class B Stock will be converted into shares of Common Stock. On a pro forma as adjusted basis at March 31, 1996, assuming such conversion and application of the proceeds from this offering, the Company would have had positive working capital, total indebtedness would have been reduced from $17.8 million to approximately $507,000 and shareholders' equity would have increased from a deficit of $62.9 million to positive shareholders' equity of
approximately $   million. See "Capitalization"


    In June 1996 the Company and the Private Equity Investors entered into agreements with the holders of 82.4% of the Stock Purchase Warrants (potentially exercisable for 528,466 shares of Common Stock) pursuant to which such Stock Purchase Warrants were surrendered for cancellation in exchange for, among other things, a commitment by the Private Equity Investors to transfer an aggregate of 59,740 shares of Common Stock held by Private Equity Investors to such persons upon consummation of this offering. In connection with these Agreements, the Company recorded a non-cash charge and a contribution of capital of approximately $1.0 million during the second quarter of 1996.



    The Company's historical operating cash requirements have been met through a combination of cash provided by operating activities, financing from shareholders and a bank line of credit which was discontinued in 1995. See "Certain Transactions". Net cash provided from operating activities was $2.0 million and $2.9 million for the years ended December 31, 1993 and 1994, respectively, compared to $13.9 million of cash used in operating activities for the year ended December 31, 1995. Although the Company had a net loss of $13.9 million in 1994, the increase in payables to providers of $16.7 million contributed to the overall increase in cash flow from operations. The negative cash flow for 1995 was primarily related to the Company's net loss of $18.8 million. As a result of the negative cash flow and the inability to realize the operating results contemplated by the Recapitalization, the Company completed the 1995 Transaction which resulted in changes to the capitalization, management and operations of the Company. See "Certain Transactions--1995 Transaction."



    The Company's primary cash need is to pay provider diagnostic imaging claims under CDIP agreements. The total amount due to providers was $20.6 million at December 31, 1995, compared to $18.4 million at December 31, 1994 and $22.3 million at March 31, 1996. As the number of CDIP contracts increases, these obligations will increase. In addition, the Company has been required to service outstanding debt due to the Private Equity Investors, which aggregated $10.0 million at December 31, 1995 and $17.0 million at March 31, 1996, including a $1.0 million transaction fee. A portion of the net proceeds of this offering will be used to repay this indebtedness.


    Certain of the Company's RMP contracts include various performance criteria. If these performance criteria are not met, the Company may be obligated to refund a portion or all of the administrative fees received. Failure to achieve contractual performance criteria could have a material adverse effect on the Company's cash flows.

    Capital expenditures for 1995, 1994 and 1993 were $1.4 million, $1.3 million and $1.3 million, respectively. Such expenditures primarily consisted of office equipment, leasehold improvements and computer hardware and software. Other than the $1 million for planned computer hardware and software expenditures in 1996, which will be funded by a portion of the net proceeds from this offering, the Company does not expect to incur any significant capital expenditure in 1996.


    The Company believes that cash flow from operating activities will be sufficient to fund the Company's working capital needs through the end of 1996. In addition, should additional financial support become necessary, the Private Equity Investors committed to provide up to $3 million in 1996. Such commitment will expire upon consummation of this offering. The Company believes it has positioned itself for further improvement in financial performance as a result of the business initiatives being implemented since the 1995 Transaction. The Company's long-term liquidity needs consist of working capital and capital expenditure requirements, repayment of outstanding debt due to the Private Equity Investors and implementation of new contracts with payors. In addition, the Company's future capital requirements will depend on many factors, including the acceptance of its products, success in entering into new contracts with payors, the costs associated with new product development, and its ability to manage its contracts. The Company intends to fund these long-term liquidity needs with cash generated from operations and the application of the net proceeds from the consummation of this offering. In the event the Company's long term liquidity needs exceed the cash generated from operations and any remaining net proceeds from this offering, the Company will be required to seek financing from other sources such as bank loans and public or private debt or equity placements. No assurance can be given that any such financing will be available or, if available, that the terms will be favorable to the Company.



    In addition to the Terminated Contracts, the Company has, in an effort to improve profitability, engaged in renegotiations regarding six other CDIP contracts. This effort has resulted in three contracts being renegotiated, negotiations with respect to one additional contract being substantially completed and two others in process. As part of the renegotiations with respect to one contract that is substantially completed, the Company agreed to deposit with the client the amount of the estimated payable to providers affiliated with such client. The amount of the deposit is adjusted quarterly based upon the estimated payables due to the client and providers under the client contract arrangement. Upon the Company achieving a quick ratio (the ratio of cash and cash equivalents to current liabilities) of 1:1 for two consecutive fiscal quarters, the deposit will be returned to the Company. Until the return to the Company of the deposit, such funds are not available to the Company for working capital or other purposes. As a result, the Company recorded a $6.2 million deposit as of March 31, 1996. See "Business--Clients; Capitation Contracts and Provider Contracts; RMP Contracts" and "Certain Transactions--Senior Notes." The Company believes that the terms of the business agreement with such client, which are subject to definitive documentation, will improve the profitability and cash flow from the contract and will facilitate implementation of the initiatives to position the Company for improved financial results.

    From 1993 to 1995, the Company maintained a credit line providing for maximum borrowings of $700,000. This credit line was not extended by the Company in January 1995 following the Recapitalization. While the Company anticipates that it will obtain a credit facility following the consummation of this offering, the Company has not engaged in negotiations and no assurance can be given that a credit facility will be obtained on terms acceptable to the Company.


    In connection with the funding of the deposit, the Company issued $6.0 million of Senior Notes to the Private Equity Investors. As part of the issuance of this debt, the Company incurred a $1.0 million transaction fee which has been recorded as deferred debt issuance costs. These costs are being amortized over one year. See "Certain Transactions--Senior Notes." The Senior Notes will be repaid and the transaction fee will be paid with a portion of the net proceeds of this offering. See "Use of Proceeds."



    Based upon its analysis of individual contracts, the Company establishes a loss contract accrual for the excess of estimated future cost of services over estimated future contract revenue for the remaining contract period. Loss contract accruals are charged to earnings when probable and reasonably estimable and are amortized over the remaining current term of the specific contracts. As of December 31, 1995 and March 31, 1996, the Company identified one contract that required such accrual and, through March 31, 1996, has amortized $150,000 of the $755,000 recorded charge. See Note 1 to the Consolidated Financial Statements.



    The Company's net operating loss carryforwards of $13.7 million, which expire in the years 2009 and 2010, are available to offset future taxable income. See Note 5 to the Consolidated Financial Statements. Upon the consummation of this offering, the Company will incur non-recurring, non-cash charges of $793,000 offset in part by a reversal of approximately $137,000 of the valuation allowance of $287,000 for loss on employee notes. See "Certain Transactions--1995 Transaction."


SUMMARY OF OPERATIONS BY QUARTER

    The following table presents unaudited quarterly operating results for the periods indicated. The Company believes all necessary adjustments, consisting only of normal, recurring adjustments, have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Future quarterly results may fluctuate depending on the timing and number of new contracts and start-up costs associated therewith, adjustments relating to the accruals for incentive payments under RMP contracts and adjustments resulting from changes to estimates of cost of services attributable to fees due to providers. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

                                                                    THREE MONTHS ENDED
                            --------------------------------------------------------------------------------------------------
                            MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                              1994       1994        1994           1994        1995       1995        1995           1995
                            ---------  --------  -------------  ------------  ---------  --------  -------------  ------------
                                                                      (IN THOUSANDS)
Contract revenues:
 Continuing contracts......  $ 8,679   $ 12,607     $13,404       $ 16,192     $18,130   $ 18,427     $19,497       $ 20,403
 Terminated contracts......    2,013      2,196       3,587          7,901       8,626      6,328       3,836          1,170
                            ---------  --------      ------         ------    ---------  --------      ------         ------
   Total contract
revenues...................   10,692     14,803      16,991         24,093      26,756     24,755      23,333         21,573
Operating expenses:
 Cost of services:
   Continuing contracts....    7,915     11,699      12,501         17,677      17,859     18,196      18,281         18,029
   Terminated contracts....    1,858      1,936       3,298          9,604       8,975      6,012       2,634            816
                            ---------  --------      ------         ------    ---------  --------      ------         ------
      Total cost of
services...................    9,773     13,635      15,799         27,281      26,834     24,208      20,915         18,845
 Selling, general and
administrative.............    2,742      2,985       3,326          4,171       4,815      5,204       6,551          5,446
 Depreciation and
amortization...............      101        125         127            140         163        177         193            207
 Stock based compensation
expense....................    --         --         --             --           --         --         --             --
 Provision for loss on
   employee notes..........    --         --         --             --           --           150      --                137
                            ---------  --------      ------         ------    ---------  --------      ------         ------
      Total operating
expenses...................   12,616     16,745      19,252         31,592      31,812     29,739      27,659         24,635
                            ---------  --------      ------         ------    ---------  --------      ------         ------
Loss from operations.......   (1,924)    (1,942)     (2,261)        (7,499)     (5,056)    (4,984)     (4,326)        (3,062)
Total other income
(expense), net.............      (11)       (34)        (23)          (185)       (334)      (456)       (141)          (415)
                            ---------  --------      ------         ------    ---------  --------      ------         ------
Net loss...................  $(1,935)  $ (1,976)    $(2,284)      $ (7,684)    $(5,390)  $ (5,440)    $(4,467)      $ (3,477)
                            ---------  --------      ------         ------    ---------  --------      ------         ------
                            ---------  --------      ------         ------    ---------  --------      ------         ------


                             MARCH 31,
                               1996
                             ---------

Contract revenues:
 Continuing contracts......   $24,055
 Terminated contracts......     --
                             ---------
   Total contract
revenues...................    24,055
Operating expenses:
 Cost of services:
   Continuing contracts....    20,628
   Terminated contracts....     --
                             ---------
      Total cost of
services...................    20,628
 Selling, general and
administrative.............     3,785
 Depreciation and
amortization...............       210
 Stock based compensation
expense....................       593
 Provision for loss on
   employee notes..........     --
                             ---------
      Total operating
expenses...................    25,216
                             ---------
Loss from operations.......    (1,161)
Total other income
(expense), net.............      (279)
                             ---------
Net loss...................   $(1,440)
                             ---------
                             ---------


    The fourth quarter of 1994 includes charges aggregating $3.2 million relating to the estimated loss for four contracts through the estimated termination dates. Two of the contracts were terminated in connection with the 1995 Transaction. One of the four contracts has been renegotiated and the fourth contract is being renegotiated.


    The third quarter and fourth quarter of 1995 include an adjustment to the estimated loss accrual recorded in the fourth quarter of 1994 of $1.5 million and $258,000, respectively. These adjustments were recognized as a reduction in cost of services.


    During the third quarter of 1995, the Company began implementing certain business initiatives and as a result, incurred severance expense of $481,000 and $620,000 and hiring expenses of $440,000 and $181,000, all in the third and fourth quarters, respectively.

                                    BUSINESS

INDUSTRY OVERVIEW

    Diagnostic imaging services include, among other techniques, ultrasound, diagnostic radiology (including mammography), magnetic resonance imaging ("MRI"), computed tomography ("CT") and nuclear medicine. Diagnostic imaging in many instances enables physicians to provide early diagnostic capability to aid in effective treatment. The Company believes that a significant amount of diagnostic imaging utilization and associated cost is unnecessary and can be reduced through comprehensive management (including utilization, quality, outcomes and network management), physician education, and data analysis that generate significant cost savings and improve the quality and utilization of diagnostic imaging services for payors. Historically, however, utilization and cost levels of diagnostic imaging services have increased and been largely unmanaged, with minimal outsourcing to diagnostic imaging managed care companies.


    It is estimated that health care spending in the United States in 1994 amounted to approximately $1.06 trillion dollars, $604 billion of which was attributable to payments to physicians and hospitals. Based on its analysis of industry data, the Company believes that total expenditures on radiology services (which include both therapeutic radiology and diagnostic imaging) in 1993 amounted to approximately $52.0 billion, including $6.1 billion by HMOs, $9.1 billion by PPOs, $16.8 billion for Medicare, $17.5 billion by indemnity insurers and $2.5 billion for Medicaid. The Company believes that diagnostic imaging accounted for more than $46.8 billion, or at least 90.0%, of expenditures on radiology services.

    The Company, based on an analysis of its own data, estimates that in the period from 1993 to 1995, per capita utilization of diagnostic imaging procedures rose approximately 23.6%. Increases in utilization and expenditures are expected to continue as the average age of the population of the United States and the demand for diagnostic imaging services increases. Advances in medical technology resulting in additional diagnostic imaging services and increasing patient awareness of the variety of such services are also expected to contribute to increased utilization and expenditures. The Company estimates that radiology services can account for 8 to 10% of payors' medical costs.


    The rapidly evolving managed health care environment has created substantial economic pressures on payors and providers, leading to an increased focus on the management of medical costs. In areas such as worker's compensation, dental care, eye care and oncology, payors look to outsource to specialized third party health care managers that provide expertise to generate cost savings through increasing utilization efficiency. This expertise, coupled with access to a broad base of regional and national data, enables such specialized health care managers to control costs more effectively and provide payors and affiliated physicians with reports that benchmark performance against the best practices in a given industry. In addition, certain payors seek to transfer the financial risk for changes in utilization levels and associated costs to such third party managers, which are better able to manage risk because of the information and expertise available to them.

    Diagnostic imaging represents a complex segment of the health care industry. The Company believes that the provision of such services has proven difficult for payors to manage or fit into a management system that comprehensively addresses quality, utilization and cost control. The cost management challenge is related to: (i) the diversity of providers performing diagnostic imaging services (including radiologists, primary care physicians, pediatricians and orthopedists); (ii) the varied settings for these services (e.g., hospitals, outpatient facilities, physician offices); and (iii) the diversity of symptoms and disease states. For instance, the Company estimates that approximately 50% of the volume of outpatient diagnostic imaging services (other than mammography) are performed in-office by non-radiologists such as primary care physicians and medical, surgical and pediatrics specialists. In the complex and highly fragmented diagnostic imaging environment, there are few companies that have the expertise, data resources and ability to provide an integrated, comprehensive approach to managing cost, quality and utilization.

THE COMPANY


    UtiliMed is the nation's leading manager of diagnostic imaging services, based on its own market research. The Company contracts with large healthcare payors to manage the provision of diagnostic imaging services to members of payors' healthcare plans with the goal of reducing the costs and improving the quality and utilization of diagnostic imaging services. Current clients include payors such as Blue Cross Blue Shield, Cigna Healthcare, Inc. and United Healthcare, Inc. At March 31, 1996, the Company managed diagnostic imaging services for 16 clients representing over 2.5 million lives in 13 states. In addition, the Company signed a new contract in March 1996 covering approximately 88,000 lives which was implemented in June 1996. Founded in December 1989, the Company has achieved rapid growth, with revenues growing from approximately $2.6 million in 1991 to $96.4 million in 1995 and covered lives increasing from 102,000 at December 31, 1991 to over 2.5 million at March 31, 1996.



    The Company estimates that approximately eight to ten percent of payors' medical expenditures are for diagnostic imaging services. Accordingly, the Company believes a significant opportunity exists for payors to reduce costs while maintaining quality through more effective management of diagnostic imaging services. As the leading manager of diagnostic imaging services, the Company believes that it is well positioned to take advantage of what Company data indicates is the relatively unpenetrated market for outsourced management of such services.



    The Company has two core products, CDIP and RMP, which are designed to meet its clients' objectives of reducing the cost and improving the quality of diagnostic imaging services. UtiliMed does not provide diagnostic imaging services. Rather, it utilizes CDIP and RMP to manage the provision of such services to payors' members by radiologists, physicians and other specialists. The core elements of the Company's two products include:



        (i) Assessment. UtiliMed provides a systematic review of the facility or office of each provider affiliated with a client, assessing the integrity of the provider's equipment, the quality and training of its personnel, and its policies and procedures pertaining to quality and patient safety.



        (ii) Privileging. The Company uses its expertise to recommend to its clients that certain diagnostic imaging procedures be performed by specific providers.



        (iii) Precertification. Precertification is a process whereby referring physicians are required to certify diagnostic imaging procedures with UtiliMed before they are performed by providers. The Company's precertification process aims to maintain or enhance the quality of care while reducing overutilization of diagnostic imaging services. UtiliMed emphasizes precertification for more expensive procedures such as MRI, CT and nuclear medicine, which according to UtiliMed's data, account for approximately 11.0 percent of the volume of diagnostic imaging performed but approximately 42.2 percent of the cost of diagnostic imaging.



        (iv) Retrospective Utilization Reporting. The Company maintains an extensive database of both clinical information and claims data. Using the information in its database, the Company produces a series of utilization management reports in which it analyzes (a) the diagnostic imaging services that referring physicians order and the frequency with which particular services are ordered and (b) the practice patterns of providers. The Company focuses its utilization management reporting and analysis on optimizing the use of diagnostic imaging procedures by allowing clients to evaluate affiliated providers and enabling such providers to benchmark themselves against their peer physicians.



        (v) Physician Education. UtiliMed uses its expertise in diagnostic imaging and information derived from its database to educate physicians affiliated with its clients concerning developments in diagnostic imaging and procedures that enhance the efficient delivery of diagnostic imaging services.

    UtiliMed offers its clients an at risk or capitated product, CDIP, and a non-capitated product, RMP. Both products incorporate the core elements described above. In its CDIP product, UtiliMed contracts with its clients to establish and maintain networks of diagnostic imaging providers. The client pays the Company a network management fee and a pmpm fee and the Company assumes the responsibility for processing the claims and paying the costs of diagnostic imaging services provided to the client's members by diagnostic imaging providers. In its recently introduced RMP product, in return for a fee, the Company manages the diagnostic imaging services provided to a client's members by diagnostic imaging providers but does not assume the responsibility for processing the claims and paying the costs of services provided. Use of UtiliMed's CDIP product can result in cost savings of approximately 20 percent to clients within the first year and the Company anticipates its RMP product will result in comparable savings to its clients in the first year.



    A core element of the Company's products is its database of claims data, clinical reports, and assessment information which is an important tool for network and utilization management. At March 31, 1996, the database contained claims data for over eight million lives, assessment data for over 10,000 imaging sites and over one million clinical reports. The number of monthly clinical reports added to the database has grown from approximately 35,000 in March 1995 to approximately 54,000 in March 1996. The database enables the Company to develop protocols, produce outcomes and benchmarking analyses (both provider-specific and diagnosis-specific) and to create educational programs for physicians and other providers. The Company believes that its database and analytical reports give it a competitive advantage in providing a comprehensive approach to managing the cost, quality and utilization of diagnostic imaging services.


STRATEGY

    UtiliMed's objective is to enhance its leading position in diagnostic imaging managed care services and continue its growth by pursuing a wide range of significant new opportunities. The Company believes its ability to combine utilization management, quality management, outcomes management and network management provides an attractive alternative for payors in managing diagnostic imaging services. The Company sees opportunities for growth both in establishing new client relationships and expanding relationships with existing clients--by extending coverage to additional local health plans of regional and national payors, such as CIGNA and United HealthCare, Inc. and by serving additional membership populations of existing clients, such as members covered under Medicare and Medicaid programs. The Company will also seek to market RMP to payors other than HMOs, such as self-funded employers and indemnity insurers, and to market its products directly to large employer groups, benefits administrators, and benefits consulting groups.

    The key elements of the Company's strategy are to:


    Increase Penetration of RMP. Through the development of RMP, the Company has targeted a substantially broader market opportunity. RMP focuses on the management of utilization and quality of client networks without accepting capitation risk. As a result, the Company is not restricted by insurance licensing requirements in connection with the provision of RMP and is able to pursue contracts to provide RMP to payors, other than HMOs. In addition, the Company believes that payors are receptive to RMP as it allows them to maintain established payment relationships and associated claims processing and payment with their provider networks. The Company is aggressively marketing RMP to a wide variety of payors, including managed care organizations, traditional indemnity plans, PPOs and self-funded employers, which the Company believes represented an additional market of approximately $26.6 billion in radiology health care costs in 1994. At March 31, 1996, the Company had implemented three RMP contracts covering approximately 1.2 million lives. The Company is planning to market one or more components of RMP as separate products. The Company has held discussions with certain payors and anticipates that payors will be interested in contracting with the Company to provide assessment, privileging, precertification or retrospective utilization reporting as separate products to the payor's plans. The Company expects that the pmpm fees paid for such products will be less than the pmpm for RMP.

    Expand CDIP. The Company believes a significant opportunity exists for capitated arrangements and will continue to aggressively market CDIP, targeting those payors that seek to control costs and manage utilization through capitation for large membership populations. The Company believes there is a trend among HMOs to outsource management of diagnostic imaging services on a capitated basis to fix their costs and reduce the internal burden of cost management for these services. The limited penetration of capitated arrangements in diagnostic imaging managed care to date will, in the Company's view, provide the opportunity for increased implementation of CDIP. As of January 1, 1995, total enrollment in HMOs is estimated to have been over 58 million lives. At March 31, 1996, the Company had implemented 13 CDIP contracts covering approximately 1.4 million lives.


    Leverage Existing Client Relationships. The Company's existing client base provides a significant opportunity for additional RMP and CDIP contracts. For example, the Company believes it can expand geographic coverage by building on existing contracts with national and regional payors. As RMP and CDIP are marketed to local and regional health plan executives, the Company's expertise and reputation will enable it to pursue arrangements with other local plans of geographically diverse payors or with such payors on a regional or national basis. In addition, the Company intends to expand its product offerings by contracting with clients for additional member segments, such as commercial Medicare and Medicaid plans. In the event the Company enters into arrangements involving Medicare or Medicaid, certain provisions of federal law with respect to referrals will become applicable to the Company's business activities. See "--Regulation--Federal Regulation."

    UtiliMed believes this strategy will enable it to remain the leading provider of physician network management services in the diagnostic imaging sector because of the advantages it offers to both providers and payors. Rather than seeking to generate savings through discounted fees, the Company focuses on utilization management, quality management, the education of physicians regarding cost-effective protocols and the precertification of costly procedures. The Company's products encourage consultation between the radiologist and the referring physician in the clinical decision-making process to reduce unnecessary utilization and ensure that the most appropriate procedures are performed to meet the needs of the patient. By building relationships with and providing educational resources to network physicians, the Company seeks to ensure that its clients obtain efficient and cost-effective diagnostic imaging services.

COMPANY PRODUCTS
    CDIP AND RMP

    The Company offers two products to payors, CDIP, its capitated product, through which the Company manages provider networks and accepts capitation risk, and RMP, its fee-based product, through which the Company provides network management services to control costs and enhance the quality and service rendered by providers. CDIP and RMP, which share certain core elements, are both designed to reduce excess utilization of diagnostic imaging and to improve the quality of care for those patients who require diagnostic imaging services in an effort to reduce costs. Under both CDIP and RMP, the Company receives a pmpm payment from clients. The pmpm payment under CDIP is larger because the Company is compensated for assuming the financial risk for variations in utilization levels and associated medical costs, while under RMP the Company does not alter the pre-existing payment relationship between the client and its providers.

    Under CDIP, the Company receives a fixed pmpm payment from its client. The Company, in turn, negotiates with providers to arrange for the provision of diagnostic imaging services to the client's membership population. For each CDIP client, the Company negotiates agreements with (i) individual providers or (ii) a group of providers who are linked through certain contractual arrangements, in the region served by the client and arrange payment structures with such providers and provider networks. Depending upon the specific physician practices and clinical entities involved, the Company uses variations of four provider payment methods in its CDIP networks to manage capitation risk and appropriately incentivize physicians to provide efficient utilization and quality care: capitation, fee-for-service, fee-per-visit and episode-of-care. Under the capitation method, providers receive a pmpm payment from the Company related to the number of members under that provider's care. In the fee-for-service method, providers receive a fee for each diagnostic imaging service rendered to a member. In contrast, when the Company pays a provider through a fee-per-visit method, the provider receives a fee for a member's visit, which may or may not include the provision of diagnostic imaging services. The episode-of-care method combines incentives to perform the most appropriate tests, while taking into account the possibility of wide variations in the services required by individual members. Under the episode-of-care methodology, the Company sets aside a pool of funds each month based upon the capitation rate. Monthly payments to the providers or distributions from the pool are based on the number of appropriate and necessary procedures performed by the provider each month. Such payments are modified according to the complexity of the diagnostic imaging services performed in order to account for differences in patient illness severity. In general, the Company employs capitation and episode-of-care payment arrangements for payments to radiologists and for the use of their associated diagnostic imaging facilities, and fee-for-service and fee-per-visit for non-radiologists, such as podiatrists, orthopedic specialists and urologists. In the event a client realizes significant savings in diagnostic imaging expenditures under certain CDIP contracts, the client may receive a portion of the pool of funds established by the Company to fund provider payments.

    Under RMP, the Company also receives a pmpm fee, but payments to providers continue to be made directly by the clients. The Company works with RMP clients to manage the quality and utilization of existing provider networks, but does not organize or establish networks of providers. The Company and its RMP clients agree upon annual utilization cost reductions to be realized by the client following adoption by the client of certain operational changes and implementation of RMP. In two of the three RMP contracts, the Company will receive additional revenue if the client realizes cost savings that exceed the specified levels for utilization cost reductions. In one contract, a portion of, and in another contract, up to all of the total fees received by the Company under such agreements are dependent upon the realization by the client of the specified savings levels. See "--Clients; Capitation Contracts and Provider Contracts; RMP Contracts."

    CORE PRODUCT ELEMENTS

    The following chart describes the product elements of CDIP and RMP:

PRODUCT ELEMENTS                    CDIP    RMP


Assessment                            X      X
Network Development                   X
Privileging                           X      X
Precertification                      X      X
Retrospective Utilization
  Reporting                           X      X
Provider Payments                     X
Physician Education                   X      X


    The core product elements shared by CDIP and RMP are:

    Assessment. The Company provides a systematic review of the facility or office of each provider affiliated with a client, assessing the integrity of the provider's equipment, the quality and training of its personnel, and its policies and procedures pertaining to quality and patient safety. The standards for the Company's assessment are developed from the Company's own expertise, the Occupational Health and Safety Act and applicable state guidelines, and are finalized in consultation with the Company's clients. The Company's assessment database enables it to identify imaging sites that do not conform to the quality and safety standards determined by the Company through its analysis of assessment data and in consultation with its client.

    Privileging. The Company uses its expertise in diagnostic imaging service management to recommend to its clients that certain procedures be performed by specific participating network providers, such as primary care physicians and specialists. These recommendations are based on physician specialty and patient needs. Using the Company's recommendations, a participating client determines the final privileging decisions based on the incentives best suited for its health plan.


    Precertification. Precertification is a process whereby referring physicians are required to certify diagnostic imaging procedures with UtiliMed before they are performed by providers. The Company's precertification process aims to maintain or enhance the quality of care while reducing overutilization of diagnostic imaging services. UtiliMed emphasizes precertification for more expensive procedures such as MRI, CT and nuclear medicine, which according to UtiliMed's data, account for approximately 11.0 percent of the volume of diagnostic imaging performed but approximately 42.2 percent of the cost of diagnostic imaging.



    By using the Company's precertification process, providers can be compensated solely for procedures that are medically necessary. For participating clients, the Company's precertification service works together with the Company's assessment and privileging services to enhance the cost efficiency and the appropriate use of diagnostic imaging. The Company provides a toll free number for referring physicians affiliated with its clients to precertify certain diagnostic imaging exams. In general, when it is determined by a referring physician that a patient may need to undergo a diagnostic imaging procedure, the physician calls the toll free number and is connected with a trained referral associate. Using the Company's database and information concerning the specific plan and membership, the referral associate may certify the procedure. If the referral associate is unable to certify the procedure, then the request is referred to a nurse, who is permitted to exercise more discretion in providing precertification. If the nurse cannot certify the proposed procedure, then the request must be referred to one of the Company's five medical directors (or, under one RMP contract, the physician who is to perform the exam) to discuss the decision to approve or deny the precertification request with the referring physician. Each of the Company's medical directors is a licensed physician. Only a qualified physician may deny a precertification request. A denial by a Company medical director (or, under one RMP contract, the physician who is to perform the exam) may be appealed by the referring physician to the client health plan.


    Retrospective Utilization Reporting. The Company maintains an extensive database of both clinical information and claims data. The Company collects clinical information from reports made by imaging providers whenever diagnostic imaging services are rendered. Claims data is collected from clients and potential clients in the process of assessing utilization levels and in the Company's determination of appropriate product pricing. See "--Regulation--State Regulation--Private Utilization Review Agent."

    Using the information in its database, the Company produces a series of utilization management reports in which the Company analyzes (i) the diagnostic imaging services that referring physicians order and the frequency with which particular services are ordered and (ii) the practice patterns of providers. These reports are distributed to clients as well as individual providers and referring physicians. The Company focuses its utilization management reporting and analysis on optimizing the use of diagnostic imaging procedures by allowing clients to evaluate affiliated providers and enabling such providers to benchmark themselves against their peer physicians. Utilization management reports include the following:

.. Quarterly Client Reports;

.. Quarterly Radiologist Reports;

.. Semi-annual Referring Physician Reports;

.. Semi-annual In-office Provider Reports; and

.. Specialty Reports, with respect to specific symptom complexes or disease entities.

    Physician Education. The Company uses its expertise in diagnostic imaging and information derived from its database to educate physicians affiliated with its clients concerning developments in diagnostic imaging and procedures that enhance the efficient delivery of diagnostic imaging services. For each client with which the Company contracts, the Company can establish Local Imaging Advisory Councils (the "Councils") comprised of Company staff, employees of the participating clients and physicians located in the contract area. Of its 16 contracts at March 31, 1996, the Company established Councils for eight of the last nine contracts.

    The Company uses its database to provide physician-specific education and diagnosis-specific information, allowing clients and the Councils to work with particular physicians to refine their diagnostic imaging procedures and also to work with all physicians with whom the clients are affiliated to ensure that particular procedures are utilized in cost-effective and appropriate ways. To this end, the Company, after consultations with its clients and the Councils, assembles educational materials with respect to common clinical indications, which materials are delivered to specific referring physicians within a given client's network. Each set of materials typically includes a report describing the clinical entity and appropriate practice patterns, care algorithms and relevant medical literature. The Company makes available to the referring physician a toll free number to provide feedback to the Company following receipt of the materials. The Company typically undertakes an analysis of the referring physician's practice pattern approximately six months after delivery of the materials. This subsequent analysis is provided to the relevant client and Council.

INFORMATION SYSTEMS


    The Company makes use of a database consisting of three integrated components: claims information covering radiology services performed on over eight million lives since 1991; assessment data recorded since 1993 on over 10,000 imaging sites in the United States; and clinical data from over one million imaging exams collected since 1992. The number of monthly clinical reports added to the database has grown from approximately 35,000 in March 1995 to approximately 54,000 in March 1996. These components interact to provide the Company with detailed information on the reasons for ordering imaging exams, the clinical results of such exams, the demographics of the populations involved and the quality of the delivery sites and examinations actually performed. The Company collects data through the performance of core elements of each program and interactions with potential clients. This process results in the accumulation and updating of information. A portion of the net proceeds of this offering will be used to upgrade the UtiliMed computer system from a limited file server environment to an integrated server Unix platform environment through the purchase of systems hardware and software. See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations--Liquidity and Capital Resources."


    Access to the database is limited to certain employees of the Company. The data is backed up daily, with a full copy kept off-site in a secure location.

CLIENTS; CAPITATION CONTRACTS AND PROVIDER CONTRACTS; RMP CONTRACTS

    At March 31, 1996, the Company had agreements with 16 clients, comprised of 13 CDIP contracts and three RMP contracts. Fees earned pursuant to contracts with ChoiceCare Health Plans, Inc., United HealthCare of Ohio, Inc.--Western Region and CIGNA HealthCare of Northern New Jersey, Inc. accounted for approximately 20.2%, 14.1% and 13.7%, respectively, of the Company's total revenues in 1995, and approximately 20.0%, 14.6% and 16.0%, respectively, of the Company's total revenues for the first quarter of 1996. Similarly, although the Company's contracts with affiliates of CIGNA are independently negotiated and operated, the Company had five such contracts in 1995 that represented, in the aggregate, approximately 29.3% of total revenues for the year ended December 31, 1995 and, with the commencement of a sixth contract with a CIGNA affiliated client in 1996, such contracts represented, in the aggregate, 40.7% of the Company's total revenues for the first quarter of 1996. The Company expects that a majority of its revenues will continue to be attributable to a limited number of clients.

    During the second half of 1995, the Company entered into discussions with a client with respect to the renegotiation of a CDIP contract. Although willing to consider proposed contract modifications, the client first required assurances with respect to the Company's working capital position because of the Company's financial condition at that time. On March 12, 1996, the Company and the client executed a letter agreement (the "Letter Agreement"), requiring the Company to deposit $6,200,000 with the client (the "Deposit"), which amount represented the estimated amount of the payables to providers affiliated with the client. The amount of the Deposit is subject to quarterly adjustment. At March 31, 1996, the amount of the Deposit was adjusted by the Company to $5.6 million. The client is required to return the Deposit when the Company's ratio of cash and cash equivalents to current liabilities has exceeded 1:1 for two consecutive fiscal quarters. Following execution of the Letter Agreement, the Company and the client reached a business agreement with respect to the renegotiation of the CDIP contract, subject to completion of documentation. Until the return of the Deposit to the Company, the Company is a general creditor of the client for the amount of the Deposit. The Letter Agreement provides for the client to be paid interest on the Deposit at short-term rates.


    CDIP CONTRACTS

    A CDIP contract is tailored to the particular structure and needs of a specific client. Under these contracts, the Company arranges for providers to render services to participating clients and their members, and maintains networks to ensure that physicians provide timely service to client members. In these contracts, UtiliMed warrants the due licensing and certification of the physicians, and the client may cause the Company to exclude providers from a given network or terminate agreements with such providers. The client pays the Company on a capitated basis pursuant to a schedule agreed upon by UtiliMed and the client, which normally allows for annual changes based upon changes in the CPI. Payments to providers are the sole responsibility of UtiliMed, except for services not covered by the patient's benefit contract, co-payments or deductibles. Neither the Company nor the providers has any right to payment from the client for services rendered by the providers, other than the Company's right to receive its pmpm. The CDIP contracts require UtiliMed to maintain liability insurance, and the physician providers with which the Company contracts, to maintain malpractice insurance. UtiliMed is required to keep confidential information gained from clients and network physicians under CDIP. CDIP contracts have an initial term of one to five years, with automatic renewal for terms of one to five years. CDIP contracts can generally be terminated by either the Company or the client upon a material breach and notice, after giving the breaching party a period to cure. Several of the CDIP contracts may be assigned by the client without UtiliMed's consent.

    PROVIDER CONTRACTS

    For CDIP, UtiliMed also enters into contracts with networks established by the Company that are comprised of (i) individual providers or (ii) groups of providers who are linked through certain contractual arrangements, to arrange for the delivery of services to the members of client plans. Under these contracts, providers perform and interpret diagnostic imaging tests in consultation with the referring physicians of the client and are generally obligated to make reasonable efforts to respond within 24 hours of a referral request and deliver to the referring physician all preliminary reports within 24 hours of the examination. Providers warrant to UtiliMed that they hold all licenses necessary for the provision of services for the term of the provider contract. UtiliMed may terminate the contract or exclude the services of a provider or any employee of a provider in the event of a revocation or suspension of licenses or any disciplinary action taken against such persons. The provider contracts generally provide that all patient files, examination reports and images be made available to the Company on request, which information is kept confidential by UtiliMed. The provider is paid by the Company pursuant to one of the four primary payment methods employed by the Company to incentivize such physicians. See "--Company Products--CDIP and RMP." Under these contracts, physicians agree that in no event shall they have any recourse against the client, members of the client plan or persons other than the Company for services provided. However, the physician is generally permitted to collect co-payments in accordance with the client's agreement with its plan members, or for services not covered under the provider contract. In the first quarter of 1996, the Company began to require submission by providers of all claims for payment within 90 days of rendering services as a prerequisite to receiving payment. As the Company's existing provider contracts are renewed or the Company enters into new provider contracts, the Company intends to implement similar provisions in such contracts. Under the provider contracts, physicians are required to maintain malpractice insurance and submit proof of such insurance to the Company prior to the delivery of services. Provider contracts generally have a one year term, which is automatically renewable for additional one year terms. If a provider ceases to participate in a particular client plan subject to a CDIP contract, then the related provider agreement may be terminated at the Company's discretion.

    RMP CONTRACTS


    Under RMP, the Company agrees to provide management services to a client's existing provider network. The Company and the client determine RMP pre-implementation baselines for utilization costs, and mutually agree on specified savings levels with respect to such utilization costs over the term of the contract. The pmpm fee is paid at a flat monthly rate, with provision for settlement after more extended periods (annually or at the end of term) that varies from contract to contract. In two of the three RMP contracts, the Company will receive additional revenue if the client realizes cost savings that exceed the specified levels for utilization cost reductions. In one contract, a portion of, and in another contract, up to all of the total fees received by the Company are dependent upon the realization by the client of the specified savings levels. Under RMP, the Company is obligated to maintain professional liability insurance. RMP contracts generally have an initial term of up to five years, allowing for renewal. The Company is planning to market one or more components of RMP as separate products. The Company has held discussions with certain payors and anticipates that payors will be interested in contracting with the Company to provide assessment, privileging, precertification or retrospective utilization reporting as separate products to the payor's plans. The Company expects that the pmpm fees paid for such products will be less than the pmpm for RMP.


SALES AND MARKETING


    The Company seeks to contract with large, sophisticated health care payors, such as HMOs, PPOs, managed indemnity organizations and other health care payors generally with enrollments in excess of 100,000 members. The Company markets directly to key decision makers of both existing and potential clients. UtiliMed has begun marketing its products to consulting organizations and large national employers, which bring the Company and its products to the attention of benefits administrators and managed care companies. As relationships are established, UtiliMed typically obtains data enabling it to assess the product and pricing that is most suitable for the payor, and demonstrate the value of the services the Company offers. The Company and its personnel also participate in national and regional health care conferences, which the Company considers a valuable way to describe UtiliMed's products to the managed care market. The Company continues to develop additional business by building upon existing client relationships within national health care organizations, including United HealthCare, Inc., CIGNA and Blue Cross Blue Shield plans, and marketing to regional health care payors.


COMPETITION

    The Company faces current and potential competition from a number of diverse sources and in differing degrees with respect to its two products. For CDIP, certain health care providers have organized themselves into capitated networks, while other companies have specialized in the capitation of radiology networks on a more limited scale than the Company. In addition, certain companies have established capitation programs with respect to disciplines outside of radiology, which companies could expand the scope of services offered to include diagnostic imaging. Finally, certain health care payors have chosen to establish capitation programs on their own. For RMP, certain companies are attempting to offer some of the same services as the Company in more limited geographical areas, or with respect to certain components of the Company's business, particularly for certification and utilization review. In addition, payors may choose to reduce diagnostic imaging costs through the internal development of aspects of the products offered by the Company. Other companies offer utilization review of data analysis and reporting services (two of the Company's core product elements) with respect to other health care specialties and services. The Company competes on the basis of its specialized knowledge and expertise in diagnostic imaging managed care, the effectiveness of its services, its ability to offer a range of services in multiple markets, its database management capability and pricing.

REGULATION

    GENERAL

    The Company's business is conducted within a highly regulated environment. There are both state and federal regulatory programs relating to the provision of health care services, access to health care, the cost of health care and the manner in which health care providers are reimbursed for their services. The state and federal health care and insurance laws and regulations to which the Company may be subject in connection with its operations are summarized below. As described herein, the regulatory obligations associated with the Company's CDIP product are more extensive than under the RMP product. The Company believes that it is in compliance with all regulatory requirements applicable to its business.

    STATE REGULATION

    The Company's activities are regulated principally at the state level, so that the Company must comply with regulatory requirements that vary from state to state. The Company currently offers its CDIP and RMP products in the states of Colorado, Connecticut, Florida, Illinois, Indiana, Kentucky, Missouri, New Jersey, New York, Ohio and Oklahoma. In the states of Massachusetts and Michigan, only the RMP product is offered.

    Insurance Regulation. There are significant state law obstacles to third party payors sharing risk through capitation with provider networks like those that the Company organizes in connection with its CDIP program. The evaluation of the regulatory obligations imposed upon provider networks which assume risk must be conducted on a state-by-state basis as the positions taken on this subject by state regulators are not uniform. In most states, insurance risk is regulated primarily through two distinct insurance statutes: the state insurance code (as a health insurer) and the state health maintenance organization act. Under each of these types of statutes, any person who engages in the business of insurance risk on an indemnified or prepaid basis must typically secure a certificate of authority from the state department of insurance ("DOI"). These statutory provisions could be interpreted such that contractual arrangements for the sharing of risk among providers could be deemed by the state DOI as constituting a contract of insurance which may be issued only by a state-licensed insurance company or HMO.

    On August 10, 1995, a working group of the National Association of Insurance Commissioners ("NAIC") issued to state insurance commissioners a suggested insurance bulletin which addressed the state regulation of risk-bearing provider networks. Provider networks were described as groups of health care providers, including integrated provider organizations, integrated provider arrangements, physician hospital organizations and provider sponsored networks. The working group's recommendations permitted provider networks to accept risk from licensed insurance entities. The acceptance of risk directly from employers or individuals, however, would require the provider network to obtain some form of insurance license. The actions of the NAIC are not binding upon state insurance commissioners, but, historically, the regulatory positions taken by the NAIC have been adopted in many states.

    In the states in which the Company currently operates, state insurance regulators have permitted HMOs to contract with provider networks on a capitated basis. The rationale for this conclusion varies from state to state. Some states view capitation arrangements between HMOs and provider networks as acceptable without further licensure on the grounds that the HMO is properly structured to monitor and oversee such arrangements and would ultimately be liable for any losses. This is similar to traditional treatment of HMO contracts with physician individual practice associations ("IPAs"). In other states, state insurance regulators have concluded that the HMO licensure statute expressly authorizes HMOs to enter into risk sharing arrangements with groups of providers. In still other states, insurance regulators have concluded that HMO licensure is not appropriate because provider networks do not market directly to the public, but serve merely as subcontractors of health care services that comply with the policies and procedures established by the HMO.

    The ability of traditional indemnity insurers and self-insured employers to share risk with groups of providers is more constrained. Consequently, the Company only offers the CDIP product to HMOs, and not other types of payors. In addition, the Company has established two wholly-owned subsidiaries which operate in the state of New York and which are certified as IPAs under special regulations governing provider risk sharing arrangements with HMOs.

    In most states, HMOs are permitted by statute to capitate individual providers or professional corporations established by providers. However, the capitation of provider networks in which payors shift risk to organizations providing healthcare services by unrelated providers may be interpreted in some states as constituting the unlicensed business of insurance. Many states, including states where the Company does business, currently are reviewing their position on the issues described above relating to HMOs and insurance licensure.

    The Company believes that in the states where it currently operates, HMOs can enter into capitation arrangements with provider networks without the possibility that the associated compensation mechanisms will require the Company to obtain an insurance license. The Company believes that its participation in a capitated provider network does not require insurance licensure.

    Preferred Provider Organizations. Although the definition of a PPO may vary from state to state, a PPO is generally a legal entity which has established a provider network by entering into contractual arrangements with a variety of health care providers. PPOs can also be established via a contractual relationship among providers. The PPO, in turn, contracts with HMOs, health insurers or self-insured employers to arrange for the provision of health care services through the PPO's provider network. PPOs are typically organized under state law as for-profit or not-for-profit corporations.

    In states which have enacted a PPO law, the establishment of a provider network under CDIP may subject the Company to compliance with the PPO law. The Company's RMP product is unaffected by PPO laws. Generally, state PPO laws are not onerous. Such laws usually require the submission to regulators of provider contracts and guarantees of patient accessibility to providers in a geographic area. In some states which regulate PPOs sponsored by insurance companies, the PPO laws (and in some states, HMO laws) include an "any willing provider" provision, which requires the PPO (or HMO) to include any provider in the panel who is willing to accept the financial terms offered to the panel provider. However, the independent provider networks in which the Company participates are not usually subject to these "any willing provider" requirements.


    While the Company believes it is not currently subject to regulation under PPO statutes in certain states, it has commenced the application process for registration or licensure in other states in which its provider network activities fall within the scope of such PPO statutes. See "Risk
Factors--Preferred Provider Organization."



    Third Party Administrator. A TPA is an organization that provides administrative services, such as claims adjustment, case management and premium collection, that are normally provided by an insurer. When a TPA that is not an insurer provides these services to group benefit plans and the self-insured, they are often regulated by the state. States require that the TPA act in a fiduciary capacity, maintain financial reserves and keep records confidential. Moreover, many states prohibit a TPA from being compensated on the basis of claims experience. As such regulations are currently interpreted in the states where the Company presently operates or intends in the near term to operate, the Company believes it is not subject to regulation as a TPA because the Company is not engaged in providing any of the administrative services described above pursuant to either RMP or CDIP. In the event the Company provides services in states where it would be subject to regulation as a TPA, the Company intends to comply with such regulations.


    Private Utilization Review Agent. Provider network organizations that perform prospective, concurrent or retrospective review of the health care services provided through a provider network may be subject to state licensure as "private utilization review agents." Typically, licensure as a private utilization review agent requires the submission of an application to the state and prior approval before performing utilization review services ("UR Services") on residents of the state. The application typically requires the submission of information about the types of personnel performing UR Services, policies on confidentiality of medical records, access (5 or 7 days a week, business hours or 24 hours, or a toll-free telephone number) and appeals procedures. In addition, some states require the submission of the actual criteria used in conducting UR Services; other states may only request a copy of the process by which the criteria were developed.


    Potential limitations on the types of personnel who may perform UR Services are emerging as an important regulatory concern for private utilization review agents. For instance, some states mandate that only physicians and not nurses or therapists may render denials to certification of health care service proposed to be rendered by physicians. In addition, some states require that any denial be made or any appeal be conducted only by a physician with board certification in the same specialty as the physician requesting the health care services that is the subject of the review. For example, in the Company's case, a radiologist would be required to conduct appeals from denials of requests by radiologists. Although the Company does (i) precertify the use of certain diagnostic imaging techniques and (ii) perform certain retrospective utilization reviews under both CDIP and RMP, these activities have generally not implicated the private utilization review statutes of the states in which the Company operates; in those states where such statutes are applicable to the Company's activities, the Company has commenced the application process for licensure. See "Risk Factors--Private Utilization Review."



    Corporate Practice of Medicine and Fee Splitting. In some states, physician licensure provisions are construed to prohibit physicians from practicing medicine through business corporations. This prohibition, known as the "corporate practice of medicine" doctrine is sometimes expressly stated in the state's medical practice act and corresponding regulations. In other states, the corporate practice of medicine doctrine exists only as a product of the development of common law. The corporate practice of medicine doctrine is generally grounded upon concerns over the ability of a physician to exercise his or her independent medical judgment and to preserve doctor-patient confidentiality when non-physicians have a pecuniary interest in the physician's practice. The corporate practice of medicine doctrine is usually used to prevent the employment of physicians by a corporation other than a professional corporation. Contractual relationships, depending upon the level of control exerted over the physician through the contract and the level of enforcement of the doctrine in the state, may trigger corporate practice concerns. Many states provide for the suspension or revocation of a physician's license if the physician enters into fee-splitting or referral arrangements with a third party. An arrangement in which a provider network receives a capitation payment from an HMO or from the Company pursuant to the CDIP program for health care services provided by the participating physician's of such network could be perceived as a split-fee arrangement. However, no state in which the Company currently operates has adopted this position with regard to participation in a capitated provider network.


    The Company believes that its contractual relationships with providers pursuant under CDIP are not violative of the "corporate practice of medicine" or "fee splitting" prohibitions. These regulatory prohibitions are not applicable in the context of RMP.

    Self-Referral. Many states have adopted their own versions of the federal physician self-referral statute described below which apply to all patients irrespective of whether payment for health care services is provided by the Medicare or Medicaid programs. In such states, physicians are prohibited from referring patients to certain health care services in which they have a financial relationship. In those states that have enacted physician self-referral prohibitions, an applicable statutory exception may permit certain financial relationships with physicians. Alternatively, in other states the physician's referral is not prohibited; provided, however, the physician must provide the patient with a written disclosure that specifies the physician's financial relationship or investment interest in an entity in which he or she refers patients.

    Anti-kickback. Many states have promulgated anti-kickback provisions similar to the federal anti-kickback statute described below, that broadly prohibit the offer, payment, solicitation or remuneration to a physician in return for referring patients. Moreover, in some states, these kickback provisions apply to all health care payors, not merely the Medicare or Medicaid programs. Further, while some states provide certain exceptions to the anti-kickback statutes similar to the safe harbor regulations promulgated pursuant to the federal anti-kickback law, other states do not incorporate the federal safe harbor regulations nor do these states provide similar guidance.

    The Company believes the financial relationships between the Company and its providers through the CDIP product are not violative of applicable state self referral or anti-kickback laws.

    FEDERAL REGULATION

    The Company does not presently contract directly with the Medicare or Medicaid programs. However, some of the entities with which the Company contracts do provide services to beneficiaries of the Medicare and Medicaid programs. Set forth below is a description of the federal laws and regulations to which the Company may be subject through its contracts with clients providing services to Medicare and Medicaid beneficiaries. See "--Strategy."

    Medicare Fraud and Abuse Provisions. The Medicare and Medicaid anti-kickback amendments (the "Anti-Kickback Amendments") prohibit the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare or state health program patients or patient care opportunities, or in return for the purchase, lease or order of any item or service that is covered by Medicare or a state health program. In addition to federal criminal penalties, the Anti-Kickback Amendments also establish the intermediate sanction of excluding violators from participation in the Medicare or Medicaid programs.

    Pursuant to this law and in an effort to reduce potential fraud and abuse relating to Medicare costs, the federal government has announced a policy of increased scrutiny of various transactions among health care providers. Nevertheless, the applicability of these provisions to many business practices in the health care industry, including the Company's agreements with physician groups and its agreements with HMOs, has not been subject to any enforcement actions or judicial interpretation. In 1991, the Inspector General of HHS adopted regulations defining safe harbors for certain arrangements that do not violate the Anti-Kickback Amendments. On January 25, 1996, the HHS Office of Inspector General issued the final managed care safe harbor regulations defining certain managed care relationships that will not constitute a violation of the anti-kickback amendments. The safe harbors address provider discounts to health plans, incentives offered to enrollees to choose network providers, as well as certain waivers of coinsurance amounts in connection with Medicare SELECT policies. The safe harbors do not provide explicit protection for financial arrangements engaged in by intermediary managed care organizations such as the Company. However, the preamble to the safe harbors does address such financial relationships with intermediary organizations in the context of fees charged to participating providers. In addressing such relationships with providers, the preamble states that PPOs can cover their marketing and administrative costs "in fees charged to insurers or employers where the PPO administers the plan for such entities", implying that such arrangements would not implicate the anti-kickback statute in the first instance. The Company therefore believes that the management fees payable to it by payors should not be viewed as remuneration for referring or influencing referrals of Medicare or state health care program patients as prohibited by the Anti-Kickback Amendments, as the Company is not referring any patients to the payor which is paying the Company the management fees. Rather, the only referrals the Company could be viewed as potentially making is the referral of patients to its network providers.

    In any event, the safe harbor regulations are clear that failure to conform to the terms of a particular safe harbor does not mean that the arrangement is illegal. The preamble also states that compliance with the safe harbor regulations is "purely voluntary."

    The Company receives compensation under its CDIP and RMP agreements with payors for management services. The Company believes that the management fees payable to it should not be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by the Anti-Kickback Amendments as the Company is not referring patients to the payor which is paying the Company the management fees. The Company is not presently a provider or supplier of services or items reimbursed by Medicare or state health programs.

    Prohibitions on Certain Referrals--The "Stark Law". The Omnibus Budget Reconciliation Act of 1993 ("OBRA") includes a provision that significantly expanded the scope of the Ethics in Patient Referral Act, also known as the "Stark Law." The Stark Law originally prohibited a physician from referring a Medicare or Medicaid patient to any entity for the provision of clinical laboratory services if the physician or a family member of the physician had an ownership interest or compensation relationship with the entity. The revisions to the Stark Law included in OBRA prohibit a physician from referring Medicare and Medicaid patients to an entity in which the physician or a family member has an ownership interest or compensation relationship if the referral is for any of a list of "designated health services." The list of designated health services includes radiology services and radiation therapy. Under CDIP, the Company does not currently contract with providers of therapeutic radiation services, only diagnostic radiology services. As the Company is not owned by physicians, the only financial relationship potentially relevant to the Stark Law between the Company and its network physicians is the physicians' provider agreement. While this agreement does constitute a financial relationship within the meaning of the Stark Law, such a financial relationship only means that the physician cannot refer Medicare and Medicaid patients to the Company for the furnishing of designated health services, including radiology services. However, the Company does not furnish designated health services; the Company merely contracts for the provision of designated health services. Accordingly, the Company believes that its contractual relationships with physicians do not implicate the Stark Law. The Health Care Financing Administration has issued final regulations regarding the Stark I clinical laboratory self-referral ban, but no final regulations have yet been issued regarding the application of the Stark Law to designated health services. The preamble to the Stark I regulations address generally the issue of indirect financial relationships in the form of compensation arrangements, but the regulations do not expressly address this issue. In the event the Stark II regulations take the position that the Company's contractual arrangements for the provision of radiology services do implicate the Stark Law, then the Stark Law includes an exception for personal services contracts, with which the Company should be able to conform its network physician provider agreements.

    Physician Incentive Law--Managed Care Organizations. By statute, HMOs and competitive medical plans ("CMPs") which have a risk-sharing agreement with the Medicare program and certain HMOs and health insuring organizations ("HIOs") which contract with the Medicaid program cannot operate a physician incentive plan unless that physician incentive plan meets certain specified criteria. Under the Medicare and Medicaid programs, there are three requirements that a managed care organization must meet with regard to any physician incentive plan if the managed care organization has a Medicare or Medicaid contract. First, the plan cannot, directly or indirectly, make payments to physicians as an inducement to limit or reduce medically necessary services provided to a specific enrollee. Second, the plan cannot place a physician at substantial financial risk for services the physician does not provide without adequate stop-loss protection and periodic enrollee surveys. Third, the organization must disclose the nature of its plan to the Secretary of HHS. Failure to comply with these requirements could subject the organization, by statute, to sanctions and civil monetary penalties. The Company has not entered into a risk contract with the Medicare or Medicaid programs. To the extent the Company contracts with HMOs that have a Medicare or Medicaid risk contract, the Company may be indirectly affected by the physician incentive law. On March 28, 1996, the Health Care Financing Administration issued final regulations regarding this law. The Company believes that its capitation and episode-of-care compensation arrangements with providers do not violate the requirements of the physician incentive laws and, if necessary, can be restructured in a manner to comply with the final physician incentive regulations. Such compensation arrangements have been developed by the Company on the basis of the levels of Medicare reimbursement and utilization by physicians prior to the implementation of the Company's products. Therefore, these arrangements should not contain improper financial incentives to reduce the utilization of health care services.

    REGULATORY COMPLIANCE

    The Company believes that health care regulations affecting the Company will continue to change and, as a result, regularly monitors developments in health care law. The Company believes it will be able to continue to structure all its agreements and operations in accordance with applicable law or, if necessary, modify its agreements and operations as regulations applicable to its business undergo change. However, there can be no assurance that current or future operations will not require compliance with additional governmental regulatory schemes or be adversely affected by changes in regulatory requirements applicable to the Company's business.

EMPLOYEES

    At March 31, 1996, the Company had 189 full-time employees, and two part-time employees. The Company also has consulting arrangements with six additional persons, four of whom are full-time. None of the Company's employees is represented by a labor union or subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

PROPERTY

    The Company's principal executive offices, located at 40 Skokie Boulevard, Northbrook, Illinois, 60062-1618 are leased. The Company occupies approximately 40,364 square feet under several leases, expiring at various times from August 31, 1996 to August 31, 1999. In addition, the Company leases storage space in the same facility under a short term lease and is negotiating to lease additional office space in the same facility, which it believes will be sufficient for its operations in the future. See Note 7 to the Consolidated Financial Statements.

LEGAL PROCEEDINGS

    No litigation is currently pending against the Company or its property, and the Company is not aware of any outstanding claims against any participating payors or providers, in either case, that would have a material adverse effect on the Company's business, operating results or financial condition. The Company expects its clients to be involved in legal proceedings incident to their business, some of which may involve claims related to the practices of affiliated health care providers. See "Risk Factors-- Possible Litigation and Insurance."

INSURANCE

    The Company's agreements with clients generally require the Company to maintain professional liability insurance in the amounts of $1 million per occurrence and $3 million in the aggregate. However, the Company maintains at its own expense professional liability insurance in the amounts of $10 million per occurrence and $10 million in the aggregate. Separately, the Company generally requires each physician with which it contracts under CDIP to maintain professional liability insurance coverage of $1 million per occurrence and $3 million in the aggregate, except where state law allows lesser amounts.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their respective ages and positions are as follows:


    NAME                           AGE                  POSITION
- --------------------------------   ---    -------------------------------------
Carl R. Adkins, M.D. ...........   51     Chairman of the Board, President and
                                            Chief Executive Officer
Mark T. Richards................   37     Chief Financial Officer
Alan H. Spiro, M.D. ............   43     Director, Chief Medical Officer
Bradford W. Keller..............   35     Vice-President of Client Services
James E. Zechman................   46     Principal Marketing Officer
Lawrence Rubinstein, Esq. ......   63     General Counsel, Secretary
Peter M. Castleman..............   39     Director
Jeffrey R. Jay, M.D.(1)(2) .....   37     Director
Mitchell J. Blutt, M.D.(1) .....   39     Director
Jonas L. Steinman(2)............   31     Director


- ------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    Carl R. Adkins, M.D., Chairman of the Board since January 1996, has been President and Chief Executive Officer of the Company since September 1995. From 1992 to 1995, he served in various positions with United HealthCare, including CEO for United HealthCare of Ohio--Western Region. From 1986 to 1992, Dr. Adkins was employed by US Healthcare where he served in various positions including Senior Vice President of the New York Region. He holds an M.B.A. from Wake Forest University.

    Mark T. Richards, CPA, has been Chief Financial Officer of the Company since January 1996. From 1988 to 1995, Mr. Richards was with H.M.S.S., Inc., a home healthcare provider where he held positions of increasing responsibility in the Finance Department, including Vice-President of Finance. From 1982 to 1988, he was with Price Waterhouse LLP, most recently as an audit manager.

    Alan H. Spiro, M.D., a director since 1994, has been Chief Medical Officer of the Company since 1991. From 1989 to 1991, he was Senior Vice President and Medical Director of Connecticare, Inc. Since 1991 Dr. Spiro has been active in many national organizations, serving on major committees for the American Gastroenterologic Association, American College of Physician Executives and the American Society for G.I. Endoscopy. From 1982 to 1989, Dr. Spiro was in a private practice of gastroenterology and was also Vice President and Medical Director of Celtic Life Insurance Company. He holds an M.B.A. from the Kellogg School of Management of Northwestern University.

    Bradford W. Keller has been Vice President of Client Services of the Company since 1995. From 1992 to 1995, Mr. Keller held several management positions at United HealthCare of Ohio--Western Region, including Vice President, Network Development. From 1989 to 1992, he was employed by the Harvard Community Health Plan in its Marketing Department, most recently as Marketing Manager for small group products. He holds an M.B.A. from the Harvard Business School.


    James E. Zechman has been Principal Marketing Officer of the Company since 1992. Upon consummation of this offering, it is anticipated that Mr. Zechman will assume responsibility for investor relations. From 1989 through 1992, Mr. Zechman was the President of APWEL, Inc., a sales, marketing, international trade and financial consulting company which he founded. From 1976 to 1988, Mr. Zechman was employed by the Capital Markets Division of Merrill Lynch Company, most recently as Vice President and Manager of the Proprietary Trading, Financial Futures and Options Group.

    Lawrence Rubinstein has been associated with the Company since 1989 and has acted as General Counsel since 1991. Mr. Rubinstein co-founded Robbins, Rubinstein, Salomon & Greenblatt, Ltd. of Chicago, Illinois, where he remained a Senior Partner until 1990.

    Peter M. Castleman has been a Director since November 1994. Mr. Castleman joined Whitney in 1987, where he is a Managing Partner. Mr. Castleman is a director of Advance ParadigM, Inc., The North Face, Inc., Brothers Gourmet Coffees, Inc. and a number of private companies. He holds an M.B.A. from the Harvard Business School.

    Jeffrey R. Jay, M.D., has been a Director since November 1994. Since 1993, he has been a General Partner of Whitney. From 1988 to 1993, Dr. Jay was employed by Canaan Partners, a venture capital firm. Dr. Jay currently is a national advisory member of the American Medical Association's Physician Capital Source Committee and is on the Board of CRA Managed Care, Inc., a workers compensation managed care company and Advance ParadigM, Inc., a health benefits manager. He holds an M.B.A. from the Harvard Business School.


    Mitchell J. Blutt, M.D., has been a Director since November 1994. Since 1990, he has been the Executive Partner at Chase Capital Partners (formerly Chemical Venture Partners). Dr. Blutt is Adjunct Assistant Professor at the New York Hospital/Cornell Medical Center and Professor at Cornell University Graduate Program in Health Services where he continues to provide patient care. Dr. Blutt serves on the Boards of The Hanger Orthopedic Group, General Medical Corp., Landec Corp., Innotech Corporation, UroHealth, Inc., several private companies and he is also on the Board of the New York Venture Capital Forum. He is a Fellow of the New York Academy of Medicine, a member of the American College of Physicians and American Medical Association and is an Advisory Board Member of the Center on Addiction and Substance Abuse at Columbia University. Dr. Blutt holds an M.B.A. from the Wharton School of the University of Pennsylvania.


    Jonas L. Steinman has been a Director since January 1996. He is currently a Principal of Chase Capital Partners (formerly Chemical Venture Partners). Prior to joining Chase Capital Partners, Mr. Steinman was employed by Anthem Partners, Booz, Allen & Hamilton and Drexel Burnham Lambert, Inc. Mr. Steinman serves on the Board of several private companies. Mr. Steinman holds an M.B.A. from the Harvard Business School.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE


                                                                     LONG-TERM COMPENSATION AWARDS
                                                                     -----------------------------
                                                       ANNUAL                           SECURITIES
                                                    COMPENSATION       RESTRICTED       UNDERLYING
               NAME AND                             ------------     STOCK AWARD(S)      OPTIONS/         ALL OTHER
          PRINCIPAL POSITION               YEAR      SALARY (1)          ($)(2)          SARS (3)      COMPENSATION(4)
- ---------------------------------------    ----     ------------     --------------     ----------     ---------------
Carl R. Adkins, M.D.,(5)...............    1995       $ 98,509           --                33,429          $83,086
 President, Chief Executive Officer
Bradford W. Keller (6).................    1995         26,172           --                --               12,360
 Vice-President Client Services
Alan H. Spiro, M.D.....................    1995        197,421           --                --              --
 Chief Medical Officer
James E. Zechman.......................    1995        165,189           --                79,842          --
 Principal Marketing Officer
Lawrence Rubinstein....................    1995        144,129           --                --              --
 General Counsel, Secretary
Alan P. Mintz, M.D.(7).................    1995        326,165           --                --              --
Cheryl E. Lippert(7)(8)................    1995        147,954           --                29,251           37,940


- ------------

(1) The salaries for Dr. Spiro and Messrs. Zechman and Rubinstein reflect short-term reductions in connection with the 1995 Transaction. The amounts of salaries for Dr. Spiro and Messrs. Zechman and Rubinstein will be increased to $200,000, $175,000 and $150,000, respectively, at such time as the net income of the Company is positive for any fiscal quarter. For the period prior to these reductions, the annual salaries for Dr. Spiro and Messrs. Zechman and Rubinstein were $200,000, $150,000 and $175,000, respectively. See "Certain Transactions--1995 Transaction."

(2) Dr. Adkins was awarded 245,149 restricted shares of Common Stock at $0.05 per share pursuant to a restricted shares agreement dated as of November 17, 1995 with the Company (and amended as of January 26, 1996). Of the restricted stock held by Dr. Adkins, 88,254 shares have already vested; the remaining 156,895 shares will vest pro rata on December 31, 1996, 1997, 1998 and 1999, or earlier upon the occurrence of certain circumstances specified in Dr. Adkins' restricted shares agreement. Mr. Keller, Dr. Spiro and Mr. Zechman purchased 33,429, 25,995 and 109,434 restricted shares, respectively, of Common Stock at $0.05 per share pursuant to restricted shares agreements dated as of January 15, 1996, September 6, 1995 and September 6, 1995, respectively, with the Company. The restricted stock held by Mr. Keller, Dr. Spiro and Mr. Zechman will vest pro rata on December 31, 1996, 1997, 1998, 1999, and 2000, or earlier upon the occurrence of certain circumstances specified in the respective restricted shares agreements.


(3) On September 6, 1995, the Company issued Stock Purchase Warrants to Dr. Adkins, Dr. Spiro, Messrs. Zechman and Rubinstein, Dr. Mintz and Ms. Lippert for the purchase of 33,429, 81,070, 79,842, 128,852, 184,059 and 29,251
    shares of Common Stock, respectively, which warrants become exercisable, if at all, on or prior to June 30, 1997 (or, under certain conditions, prior to September 30, 1997) if (i) the Company consummates an initial public offering of the Common Stock such that (a) the net cash proceeds to the Company from such offering exceed $30 million and (b) the price per share of Common Stock sold in such offering is at least $24.90 or (ii) there occurs a sale of the capital stock of the Company held by the Private Equity Investors or a merger, consolidation or other business combination, and in each case, (x) the Senior Subordinated Notes are repaid in full and (y) the Private Equity Investors receive cash proceeds (net of certain expenses and fees) that exceed $75 million for the Common Stock held by the Private Equity Investors. See "Risk Factors--Dilution" and "Certain Transactions--1995 Transaction." The Stock Purchase Warrants held by Drs. Adkins, Spiro and Mintz and Mr. Rubinstein were surrendered to the Company for cancellation in June 1996. See "Certain Transactions--Stock Purchase Warrants." An option was also issued to Dr. Mintz to purchase 4,457 shares of Common Stock in 1996 which will vest pro rata at August 15, 1996, 1997 and 1998.


(4) Represent amounts paid by the Company in 1995 for expenses incurred by Dr. Adkins, Mr. Keller and Ms. Lippert when they relocated to join the Company. Dr. Adkins and Mr. Keller also received

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

    $40,426 and $17,165, respectively, in 1996 for additional expenses incurred by them in connection with their relocation.


(5) Dr. Adkins was hired pursuant to an employment agreement effective as of September 5, 1995 which provides for a base salary of $275,000 per annum. His salary compensation for the period from September 5, 1995 through December 31, 1995 was paid as a pro rata portion of the annual salary specified in Dr. Adkins' employment agreement. See also footnotes 2, 3 and 4 above.

(6) Mr. Keller was hired in October 1995 at a salary of $150,000 per year and his salary for the period from October 30, 1995 through December 31, 1995 was paid as a pro rata portion of such amount. See also footnotes 2 and 4 above.

(7) Dr. Mintz served as President and Chief Executive Officer until September 1995, and as Chairman of the Board until December 31, 1995. Dr. Mintz's annual salary was $350,000 until October 1, and was $250,000 for the remainder of the year. Ms. Lippert is no longer employed by the Company, but from May 4, 1995 through the end of the year she served as the Company's Chief Financial Officer and the table reflects Ms. Lippert's salary for such period. See "Certain Transactions--1995 Transaction." See also footnotes 3 and 4 above.


(8) Mr. Richards, the Company's Chief Financial Officer, was hired in January 1996 at a salary of $150,000 per year. He received a sign-on bonus of $50,000, $25,000 of which was paid on January 31, 1996 and the remaining $25,000 of which was paid on May 31, 1996. Mr. Richards also received an option to purchase 50,651 shares of Common Stock in April 1996 which will vest pro rata on January 15, 1997, 1998, 1999, 2000, and 2001.


    Option Grants. The following table provides information with respect to the stock option grants made to each person named below during the fiscal year 1995.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR


                                                                                      POTENTIAL REALIZABLE
                                           INDIVIDUAL GRANTS                                VALUE AT
                         ------------------------------------------------------      ASSUMED ANNUAL RATES OF
                          NUMBER OF      % OF TOTAL                                 STOCK PRICE APPRECIATION
                          SECURITIES    OPTIONS/SARS                                           FOR
                          UNDERLYING     GRANTED TO    EXERCISE OR                       OPTION TERM(2)
                         OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION     -------------------------
   NAME                   GRANTED(1)    FISCAL YEAR     ($/SHARE)       DATE          5% ($)        10% ($)
- -----------------------  ------------   ------------   -----------   ----------     ----------     ----------
Carl R. Adkins, M.D....      33,429          5.10%        $0.05        9/30/97      $  882,667     $  935,623
Bradford W. Keller.....      --            --             --            --              --             --
Alan H. Spiro, M.D.....      --            --             --            --              --             --
James E. Zechman.......      79,842         12.19          0.05        9/30/97       2,108,153      2,234,632
Lawrence Rubinstein....      --            --             --            --              --             --
Alan P. Mintz,
M.D.(3)(4).............      --            --             --            --              --             --
Cheryl E.
Lippert(3)(5)..........      29,251          4.47          0.05        9/30/97         772,336        818,672


- ------------

(1) This table reflects the Stock Purchase Warrants held by Dr. Adkins, Mr. Zechman and Ms. Lippert for the purchase of 33,429, 79,842 and 29,251 shares of Common Stock, respectively. This table does not, however, reflect the Stock Purchase Warrants held by Drs. Spiro and Mintz and Mr. Rubinstein for the purchase of 81,070, 184,059 and 128,852 shares of Common Stock, respectively, as such warrants were issued in connection with the capital transaction portion of the 1995 Transaction and are not, therefore, reflected as compensation. In June 1996 the Stock Purchase Warrants held by Dr. Adkins, Dr. Spiro, Dr. Mintz and Mr. Rubinstein were surrendered to the Company for cancellation. See "Certain Transactions--Stock Purchase Warrants."



(2) Represents amounts that would be realizable if the price per share in this offering is at least $24.90 or, if the price per share is not at least $24.90, there occurs, on or before June 30, 1997 (or, under certain conditions, September 30, 1997), a sale of the common stock of the Company in a merger, consolidation or other business combination in which certain shareholders of the Company receive proceeds in excess of $75 million. See "Risk Factors--Dilution" and "Certain Transactions--1995 Transaction."


(3) Dr. Mintz is no longer employed by the Company, but during a portion of 1995 he served as the Company's President and Chief Executive Officer. Ms. Lippert is no longer employed by the Company, but during a portion of 1995 she served as the Company's Chief Financial Officer.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

(4) Dr. Mintz received an option in 1996 to purchase 4,457 shares of Common
    Stock.

(5) Mr. Richards, the Company's Chief Financial Officer, received an option to purchase 50,651 shares of Common Stock in April 1996 which will vest pro rata on January 15, 1997, 1998, 1999, 2000 and 2001.

    Option Exercises and Value. None of the persons named below exercised options during the fiscal year 1995. The following table summarizes the number of securities underlying unexercised options and the value of such options on an aggregated basis held by the persons named below at December 31, 1995.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES


                                                 NUMBER OF UNEXERCISED               VALUE OF UNEXERCISED
                                                     OPTIONS/SARS                  IN-THE-MONEY OPTIONS/SARS
                                                AT FISCAL YEAR-END (#)              AT FISCAL YEAR-END ($)
                                           ---------------------------------   ---------------------------------
   NAME                                    EXERCISABLE/    UNEXERCISABLE(1)    EXERCISABLE/    UNEXERCISABLE(2)
- ----------------------------------------   -------------   -----------------   -------------   -----------------
Carl R. Adkins, M.D. ...................        --              33,429              $--               $--
Bradford W. Keller......................        --                --                --                --
Alan H. Spiro, M.D. ....................        --                --                --                --
James E. Zechman........................        --              79,842
Lawrence Rubinstein.....................        --                --                --                --
Alan P. Mintz, M.D.(3)..................        --                --                --                --
Cheryl E. Lippert(3)(4).................        --              29,251


- ------------

(1) This table reflects the Stock Purchase Warrants held by Dr. Adkins, Mr. Zechman and Ms. Lippert for the purchase of 33,429, 79,842 and 29,251 shares of Common Stock, respectively. This table does not, however, reflect the Stock Purchase Warrants held by Drs. Spiro and Mintz and Mr. Rubinstein for the purchase of 81,070, 184,057 and 128,852 shares of Common Stock, respectively, as such warrants were issued in connection with the capital transaction portion of the 1995 Transaction and are not, therefore, reflected as compensation. In June 1996 the Stock Purchase Warrants held by Drs. Adkins, Spiro and Mintz and Mr. Rubinstein were surrendered to the Company for cancellation. See "Certain Transactions--Stock Purchase Warrants." None of the Stock Purchase Warrants still held by Mr. Zechman and Ms. Lippert are exercisable upon the consummation of this offering but may become exercisable in the future for a limited period of time and under limited circumstances. See "Risk Factors--Dilution" and "Certain Transactions--1995 Transaction."


(2) This table does not reflect any values as the Stock Purchase Warrants were not in-the-money at December 31, 1995 because the conditions to exercisability specified in the Stock Purchase Warrants had not been met.

(3) Dr. Mintz is no longer employed by the Company, but during a portion of 1995 he served as the Company's President and Chief Executive Officer. Ms. Lippert is no longer employed by the Company, but during a portion of 1995 she served as the Company's Chief Financial Officer.

(4) Mr. Richards, the Company's Chief Financial Officer, received an option to purchase 50,651 shares of Common Stock in April 1996 which will vest pro rata on January 15, 1997, 1998, 1999, 2000 and 2001.

EMPLOYMENT AGREEMENTS
    CHIEF EXECUTIVE OFFICER EMPLOYMENT AGREEMENT

    The Company entered into an employment agreement with Carl R. Adkins, M.D. effective as of September 5, 1995 (the "CEO Employment Agreement"). The CEO Employment Agreement provides for Dr. Adkins to be paid a base salary of $275,000. Under the CEO Employment Agreement, Dr. Adkins will also be paid an annual bonus of up to 100% of the base salary if the Company achieves certain annual performance targets to be established by the Compensation Committee of the Board. The CEO Employment Agreement provides for the initial term of employment to end December 31,

1996, which term will automatically be renewed for one-year extension periods unless the renewal is canceled by the Company upon at least 90, but no more than 120, days prior notice.

    The CEO Employment Agreement also provides for the Company to issue 245,149 shares of Common Stock to Dr. Adkins pursuant to a restricted stock agreement (See "--Restricted Shares Agreements"), and for the payment of certain fringe benefits, relocation expenses and vacations of not less than four weeks per year with pay. Dr. Adkins has agreed to be bound by certain confidentiality, non-competition and non-solicitation restrictions set forth in the CEO Employment Agreement.

    OTHER EXECUTIVE EMPLOYMENT CONTRACTS

    The Company entered into employment contracts with Alan Spiro, M.D. and Lawrence Rubinstein on January 1, 1994, and with James E. Zechman on June 10, 1994. Each such employment contract was amended in connection with the Recapitalization and again in connection with the 1995 Transaction (collectively, such employment contracts, as amended, the "Executive Employment Contracts"). Each Executive Employment Contract provides for a term that ends on December 31, 1996.

    As amended in connection with the 1995 Transaction, Dr. Spiro's Executive Employment Contract provides for an annual salary of $160,000; Mr. Zechman's Executive Employment Contract provides for an annual salary of $140,000; Mr. Rubinstein's Executive Employment Contract provides for an annual salary of $120,000. If the net income of the Company is positive for any fiscal quarter, the Executive Employment Contracts provide for the annual salaries of Dr. Spiro and Messrs. Zechman and Rubinstein to be increased to $200,000, $175,000 and $150,000, respectively.

    The Executive Employment Contracts provide for Dr. Spiro and Messrs. Zechman and Rubinstein to be paid discretionary bonuses at the times and in the amounts as are declared by the Board. Each of Dr. Spiro and Messrs. Zechman and Rubinstein receive four weeks paid vacation.

    OTHER AGREEMENTS

    Alan P. Mintz, M.D. served as the President and Chief Executive Officer of the Company from its incorporation until September 1995, and as Chairman of the Board until December 31, 1995. In connection with the 1995 Transaction and the addition of Dr. Adkins, Dr. Mintz reduced his role solely to that of Chairman of the Board and Dr. Mintz and the Company entered into a severance agreement effective December 31, 1995. See "Certain Transactions--1995 Transaction."

    Cheryl E. Lippert served as the Company's Chief Financial Officer from April 1995 to January 1996 and, following the termination of her employment, the Company and Ms. Lippert entered into a severance agreement. See "Certain Transactions--1995 Transaction."

    See Note 2 of Summary Compensation Table for a description of restricted stock awards made to certain executive officers.

DIRECTORS OPTION PLAN


    Effective November 3, 1994, the Board and shareholders of the Company approved the Company Stock Option Plan for Non-Employee Directors (the "Directors Option Plan"). No options to purchase shares of Common Stock have been granted under the Directors Option Plan which will be terminated prior to the consummation of this offering.


TARSOP


    Effective October 28, 1994, the Board and shareholders of the Company approved the TARSOP. The TARSOP permits the Compensation Committee of the Board (the "Compensation Committee") to grant options to purchase up to 57,745 shares of Common Stock (subject to adjustment as described in the TARSOP) to such key employees and key consultants as it, in its sole discretion, may determine.

Options may be "incentive stock options" ("ISOs") described in section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or "nonqualified" stock options ("NQSOs") subject to the provisions of Code section 83.



    Options granted under the TARSOP shall contain such terms and conditions as the Compensation Committee may determine, provided that (i) the amount payable by the grantee on exercise of an option may not be less than fair market value (as defined in the TARSOP) of the shares purchasable thereunder; (ii) options granted under the TARSOP become exercisable on the completion of nine years following the date of grant, or, if the Company meets certain performance targets set forth in the TARSOP, on earlier dates specified in the TARSOP, (iii) each option shall terminate on the tenth anniversary of the date of grant, (iv) payment of the option exercise price may be made by certified or official bank check, the equivalent thereof, personal check (subject to collection and with the Compensation Committee's consent) or by delivery of previously-acquired shares of Common Stock held by the grantee for at least six months (if provided in an applicable award agreement) and (v) no option shall be exercisable following the grantee's termination of employment, except as described in the next sentence. A grantee's options that are exercisable immediately before his termination of employment (i) may not be exercised after his termination of employment for cause (as defined in the TARSOP), (ii) may be exercised for 90 days after his termination other than for cause, death or disability and (iii) may be exercised for one year after his termination on account of his death or disability. Shares acquired on exercise may be put to, or called by, the Company following the grantee's termination of employment, as described in the TARSOP. The TARSOP may be amended by the Compensation Committee, subject to shareholder approval in certain cases as described in the TARSOP. All options are non-transferable other than by will or the laws of descent and distribution. The Compensation Committee may require all options to be terminated unless exercised within 30 days (or such longer period as determined by the Compensation Committee), or provide that all or some of the restrictions on options may lapse, in either case upon (i) a merger or consolidation of the Company with another corporation such that there is a change in the shares of the Common Stock by reason of such merger or consolidation, (ii) a sale or conveyance of all or substantially all of the assets of the Company, (iii) a reorganization or liquidation of the Company, or (iv) a change in control of the Company, which includes, among other events, any person becoming the beneficial owner of securities representing 50.0% or more of the combined voting power of the then outstanding securities of the Company ordinarily having the right to vote for the election of directors. As of March 31, 1996, options to purchase 57,745 shares of Common Stock at an exercise price of $.05 per share had been granted under the TARSOP, all of which were outstanding and no options had vested.



1996 OPTION PLAN



    The 1996 Option Plan is expected to be adopted prior to the consummation of
this offering. Of the           shares of Common Stock (subject to adjustment
upon certain changes in capitalization) reserved for issuance under the 1996
Option Plan, it is expected that options for    shares will be granted
concurrently with the consummation of this offering, which options will be exercisable at the initial public offering price. It is expected that options
for       ,       ,       and       shares of Common Stock will be granted to
Carl R. Adkins, M.D., Alan H. Spiro, M.D., Bradford W. Keller and Mark T. Richards, respectively, prior to or concurrently with the consummation of this offering.



    The 1996 Option Plan is administered by a committee of the Board (the "Plan Committee"), the composition of which is intended to satisfy the provisions of Rule 16b-3 (as in effect on August 15, 1996) under Section 16 of the Securities Exchange Act of 1934, as amended, and Code section 162(m). If no Plan Committee is appointed, the 1996 Option Plan shall be administered by the Company's Board.



    During a 10-year period ending in 2006, the Committee will have authority, subject to the terms of the 1996 Option Plan, (i) to exercise all powers granted to it under the 1996 Option Plan, (ii) to construe, interpret and implement the 1996 Option Plan and any agreements executed pursuant thereto,

(iii) to prescribe, amend and rescind rules and regulations relating to the 1996 Option Plan, (iv) to make all necessary or advisable administrative determinations, and (v) to correct any defect, supply any omission and reconcile any inconsistency in the 1996 Option Plan.



    Under the terms of the 1996 Option Plan, ISOs within the meaning of Code section 422 and NQSOs subject to the provisions of Code section 83 may be granted to officers, directors, and executive, managerial or professional employees of the Company and any of its affiliates (as defined in the 1996 Option Plan), except that ISOs may be granted only to employees of the Company and its subsidiaries. In any year, a person eligible to receive options under the 1996 Option Plan may not be granted options covering a total of more than
         shares. Approximately       persons are eligible to participate in the
plan.



    To the extent that the aggregate fair market value (as defined in the 1996 Option Plan) of Common Stock with respect to which ISOs granted under the 1996 Option Plan and all other option plans of the Company or it subsidiaries (determined as of the date of grant) exercisable for the first time by an individual during any calendar year exceeds $100,000, such options shall be treated as NQSOs.



    Options may be exercisable during the term of the option at such times, in such amounts, in accordance with such terms and conditions, and subject to such restrictions, as may be determined by the Plan Committee; provided, that no ISO or NQSO may be exercisable over a period greater than ten years from the date of grant (five years in the case of an ISO granted to an individual who, at the time of grant, owns shares possessing 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiary corporations (a "10% Stockholder"). The Plan Committee may, with the grantee's consent, cancel any award and issue a new award in substitution therefor, provided that the substituted award satisfied all applicable 1996 Option Plan requirements as of the date made.



    The exercise price of an ISO or an NQSO (the "Option Price") may not be less than 100% of the fair market value of the Common Stock for which it will be exercisable on the date of grant (110% in the case of an ISO granted to a 10% Stockholder).



    Common Stock purchased upon the exercise of an option is to be paid for by certified or official bank check (or the equivalent thereof acceptable to the Plan Committee), by personal check (subject to collection), if provided in an applicable option agreement, by the delivery of previously acquired shares of Common Stock held by the grantee for the period necessary to avoid a charge to the Company's earnings for financial reporting purposes and/or, if provided in an applicable option agreement, by the optionee's promissory note and agreement providing for payment with interest (as specified in the plan) upon such terms terms and conditions as the Plan Committee may determine. Payment may be deemed to be satisfied, if provided in an applicable option agreement, by delivery to the Company of an assignment of a sufficient amount of the proceeds from the sale of Common Stock acquired upon exercise to pay for the Common Stock acquired upon exercise and an authorization to the selling agent to pay such purchase price to the Company.



    Options may be transferred by a grantee only by will or by the laws of descent and distribution, and may be exercised during the grantee's lifetime only by the grantee. Unless an applicable plan agreement provides otherwise, all of a grantee's outstanding awards terminate upon his termination of employment or service for any reason.



    The Company's Board may amend, suspend or discontinue the 1996 Option Plan at any time except that no amendment shall impair any rights under any outstanding option without the grantee's consent and, no amendment shall, without shareholder approval (i) materially increase the maximum number of shares as to which awards may be granted under the 1996 Option Plan or the number of shares in respect of which options may be granted to a participant in any year, (ii) materially increase the benefits accruing to 1996 Option Plan participants, (iii) materially change the designation of the class of persons eligible for participation in the 1996 Option Plan, (iv) provide for the grant of options having an exercise price less than the fair market value of Common Stock on the grant date, (v) permit an award to be exercisable more than 10 years after grant or (vi) extend the term of the 1996 Option Plan beyond 10 years.



    Effective upon the closing of the Offering, [ISOs] [NQSOs] to purchase an
aggregate of          shares of Common Stock have been granted to the following
participants:



    NAME/GROUP OF OPTIONEES:                     NUMBER OF OPTIONS GRANTED EXERCISE PRICE
- ---------------------------------------------  ---------------------------------------------
Carl R. Adkins, M.D.
Alan H. Spiro, M.D.
Bradford W. Keller
Mark T. Richards
Executive Group
Non-Executive Director Group
Non-Executive Officer Employee Group
Each Nominee for Director
Each "Associate" of any of the above
Each 5% grantee
All other employees as a group



    An optionee who holds the stock received on exercise of an ISO for at least two years from the date the option was granted and at least one year from the receipt of the stock on exercise, generally pays no tax until the stock is sold, at which time any profit or loss realized is long-term capital gain or loss, as the case may be; the Company gets no tax deduction at any time. The spread at exercise of an ISO is effectively treated as tax preference item in the exercise year, for purposes of calculating the grantee's alternative minimum tax.



    A grantee who sells the stock received on exercise of an ISO within two years after the option grant or within one year of receipt of shares on exercise is taxed on the profit up to the date of exercise (which is ordinary income) and the Company is entitled to a corresponding tax deduction; the income and deduction items are recognized by the grantee and the Company, respectively, in the year the stock is sold. Appreciation or depreciation after the date of exercise is taxable to the grantee as capital gain or loss, respectively, and is nondeductible by the Company.



    Generally, on exercise of an NQSO, the amount by which the fair market value of the shares of the Common Stock on the date of exercise exceeds the exercise price of such shares will be taxable to the grantee as ordinary income, and will be deductible for tax purposes by the Company in the year in which the grantee recognizes income. If, in any year after 1993, an affected grantee's total compensation (including compensation related to options) from the Company and its affiliates exceeds $1 million, such compensation in excess of $1 million may not be tax deductible by the Company under Code section 162(m). Affected grantees are generally the Company's chief executive officer and the four most highly compensated employees of the Company (other than the chief executive officer) at the end of the Company's taxable year. Excluded from the calculation of total compensation for this purpose is compensation that is "performance-based" within the meaning of Code section 162(m). It is expected that compensation realized upon the exercise of options will be "performance-based" and, therefore, that such compensation will be deductible without regard to the limits of Code section 162(m).



    The Company may be required to withhold tax on the amount of the income recognized by the grantee upon exercise of an NQSO and upon transfer of stock received on exercise of an ISO. Upon a change in control, in some cases that provisions of Code section 280G and 4999 may disallow a deduction to the Company and impose an exercise tax on the grantee.



EMPLOYEE STOCK PURCHASE PLAN



    The Employee Plan was adopted by the Board on          and approved by the
Company's shareholders on          , prior to the closing of the Offering. Under
the Employee Plan,          shares of Common Stock are reserved for issuance.
The Employee Plan, which is intended to qualify under Code section 423, will be administered by the Compensation Committee of the Board.



    Under the Employee Plan, there are two purchase periods each year: from January 1 through June 30 and from July 1 through December 31. Eligible employees may purchase up to 1000 shares of

Common Stock during each purchase period through payroll deductions, which may not exceed 10% of the employee's regular rate of salary or wages (excluding overtime, bonuses, commissions and reimbursements) in effect immediately before the relevant purchase period. Notwithstanding the foregoing, no employee shall be permitted to purchase shares under the Employee Plan at a rate exceeding $25,000 of the fair market value of the Common Stock in any year. Generally, all Company employees are eligible to participate in the Employee Plan except employees who have been employed less than six months as of the beginning of a purchase period and employees customarily employed less than 20 hours per week or 5 months per year and persons deemed, for purposes of Code section 423, to own 5% or more of the total combined voting power or value of the Company's stock. The price at which Common Stock is purchased is equal to the lesser of 85% of the fair market value of the Common Stock on the first day of the applicable purchase period and 85% of the fair market value of the Common Stock on the last day of the applicable purchase period. Unless terminated by the Board earlier, the Employee Plan will terminate following the purchase period beginning on the tenth anniversary of the date the first purchase period begins or, if earlier, when all of the shares reserved for issuance under the Employee Plan have been sold. The Employee Plan may be amended by the Board, subject to shareholder approval in certain cases as described in the Employee Plan.


DIRECTOR COMPENSATION


    The Company's current policy is not to pay additional compensation to Directors who are also employees of the Company. Non-employee directors of the Company do not receive any compensation for serving as a director of the Board, other than reimbursement for travel costs and out-of-pocket expenses incurred in attending each directors' meeting and committee meeting.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Dr. Jay, who has served as a member and Chairman since December 1994 and Mr. Steinman, who has been a member since January 1996. Damion E. Wicker, M.D. served as a member of the Compensation Committee from December 1994 to January 1996. John Adams served as a member of the Compensation Committee from December 1994 to July 1995.

    Dr. Jay is a general partner of Whitney. Mr. Steinman and Dr. Wicker are principals of CCP. For a discussion of the transactions between the Private Equity Investors and the Company, see "Certain Transactions." John Adams served as an executive officer of the Company from August 1991 until his resignation in July 1995.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 30, 1996, and as adjusted to reflect this offering, by (i) each director of the Company, (ii) each executive officer,
(iii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock and (iv) all directors and executive officers of the Company as a group. See "Management--Compensation Committee Interlocks and Insider Participation" and "Description of Capital Stock." Except as may be indicated in the footnotes to the table, the Company believes that each of the persons named in the table has the sole voting and investment power with respect to all shares of Common Stock indicated. Unless otherwise indicated, the address of each shareholder is c/o UtiliMed, Inc., 40 Skokie Boulevard, Northbrook, Illinois 60062-1618.


                                                                                       PERCENT OF SHARES
                                                                                      BENEFICIALLY OWNED
                                                                                    -----------------------
                                                                  SHARES            PRIOR TO       AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER             BENEFICIALLY OWNED(1)    OFFERING    OFFERING(2)
- --------------------------------------------------------   ---------------------    --------    -----------
Carl R. Adkins, M.D. (3)(4)(6)..........................            88,254             2.1%          1.3%
Mark T. Richards(5).....................................         --                   --           --
Bradford W. Keller(6)...................................         --                   --           --
Alan H. Spiro, M.D.(3)(4)(6)............................            27,492             0.6           0.6
James E. Zechman(3)(4)(6)...............................            33,198             0.8           0.5
Lawrence Rubinstein, Esq.(3)(4)(7)......................           117,105             2.8           2.0
Peter M. Castleman(8)...................................         1,615,753            37.9          23.5
Jeffrey R. Jay, M.D.(8).................................         1,615,753            37.9          23.5
Mitchell J. Blutt, M.D.(9)..............................         1,615,753            37.9          23.5
Jonas L. Steinman(9)....................................         1,615,753            37.9          23.5
Alan P. Mintz, M.D.(3)(4)(10)...........................           234,147             5.5           3.8
J.H. Whitney & Co.(4)(11)...............................         1,615,753            37.9          23.5
177 Broad Street
Stamford, CT 06901
Chase Capital Partners(4)(12)...........................         1,615,753            37.9          23.5
380 Madison Avenue
New York, NY 10017
Cheryl E. Lippert(3)(13)................................         --                   --           --
All executive officers and directors as a group.........         3,731,702            87.6%         55.2%


- ------------

 (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that the shares underlying an option or warrant that are exercisable within 60 days have been exercised. It is assumed that the Stock Purchase Warrants are not exercisable. See Note 1 to the "Offering."


 (2) If the Stock Purchase Warrants that remain outstanding become exercisable subsequent to the consummation of this offering, the percent of shares of Common Stock beneficially owned after this offering by Dr. Adkins, Mr. Richards, Mr. Keller, Dr. Spiro, Mr. Zechman, Mr. Rubinstein, Mr. Castleman, Dr. Jay, Dr. Blutt, Mr. Steinman, Dr. Mintz, J.H.Whitney & Co., Chase Capital Partners and Ms. Lippert would be 1.3%, 0%, 0%, 0.5%, 1.6%, 1.9%, 23.1%, 23.1%, 23.1%, 23.1%, 3.7%, 23.1%, 23.1% and 0.4%,
     respectively. See "Risk Factors--Dilution," "Capitalization" and "Certain Transactions--1995 Transaction."



 (3) Does not include shares of Common Stock issuable upon the exercise of the Stock Purchase Warrants held by Mr. Zechman and Ms.Lippert in the amounts of 79,842 and 29,250 shares of Common Stock, respectively. Does include 22,212, 9,783, 15,549 and 8,887 shares of Common Stock transferred by the Private Equity Investors to Drs. Mintz and Spiro and Messrs. Rubinstein and Adams, respectively, upon the consummation of this offering in connection with the surrender of their Stock Purchase Warrants for cancellation by the Company pursuant to agreements


                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

     entered into in June 1996. See "Certain Transactions--1995 Transaction" and "Certain Transactions--Stock Purchase Warrants."


 (4) These shareholders are parties to the Shareholders' Agreement, which will terminate upon the consummation of this offering. See "Certain Transactions--Shareholders' Agreement."

 (5) Does not include 50,651 shares of Common Stock underlying a stock option granted to Mr. Richards. See "Management--Executive Compensation."


 (6) Does not include 156,895, 33,429, 25,999 and 109,434 shares of Common Stock issued or sold, as the case may be, to each of Dr. Adkins, Mr. Keller, Dr. Spiro and Mr. Zechman pursuant to restricted share agreements dated as of November 17, 1995 (as amended as of January 26, 1996), January 15, 1996, September 15, 1995 and September 15, 1995, respectively. See "Management--Executive Compensation."


 (7) Includes 9,043 shares of Common Stock held of record by the Adam M. Rubinstein Irrevocable Trust (12/19/94), 9,043 shares of Common Stock held of record by the Adina R. Herman Irrevocable Trust (12/19/94) and 9,043 shares of Common Stock held of record by the Elana B. Rubinstein Irrevocable Trust (12/19/94).

 (8) The address of these directors is c/o J.H. Whitney & Co. Consists of an aggregate of 1,615,753 shares of Common Stock held of record by Whitney, Whitney Equity Fund and Whitney Debt Fund (together, the "Whitney Entities") that Mr. Castleman and Dr. Jay may be deemed to beneficially own due to their relationship with such entities. Such beneficial ownership is disclaimed by both Mr. Castleman and Dr. Jay. See footnote 11 below and "Management-- Executive Officers and Directors."

 (9) The address of these directors is c/o Chase Capital Partners. Consists of 1,615,753 shares of Common Stock held of record by CCP that Dr. Blutt and Mr. Steinman may be deemed to beneficially own due to their relationship with such entity. Such beneficial ownership is disclaimed by both Dr. Blutt and Mr. Steinman. See footnote 12 below and "Management--Executive Officers and Directors."

(10) The address of this shareholder is 1140 Sheridan Road, Glencoe, Illinois 60022. Includes 18,086 shares of Common Stock held of record by the Steven Hillel Mintz Irrevocable Trust (12/19/94), 18,086 shares of Common Stock held of record by the Ari David Mintz Irrevocable Trust (12/19/94), 18,086 shares of Common Stock held by record by the Jonathon Ephraim Mintz Irrevocable Trust (12/19/94) and 18,086 shares of Common Stock held of record by the Jeffery Adam Mintz Irrevocable Trust (12/19/94).

(11) The shares of Common Stock beneficially owned by the Whitney Entities are issuable upon conversion of 677,002 shares of Series A Preferred Stock and 229,240 shares of Class B Stock held by the Whitney Entities prior to this offering. The conversion of Series A Preferred Stock and Class B Stock will occur immediately prior to the consummation of this offering. See "Certain Transactions--Recapitalization," "Certain Transactions--1995 Transaction" and "Description of Capital Stock."

(12) The shares of Common Stock beneficially owned by CCP are issuable upon conversion of 677,002 shares of Series A Preferred Stock and 229,240 shares of Class B Stock held by CCP prior to this offering. The conversion of Series A Preferred Stock and Class B Stock will occur immediately prior to the consummation of this offering. See "Certain Transactions --Recapitalization," "Certain Transactions--1995 Transaction" and "Description of Capital Stock."

(13) The address of this shareholder is 2872 Whittier Drive, Bloomfield Hills, Michigan 48304.

                              CERTAIN TRANSACTIONS

RECAPITALIZATION

    In November 1994, the Company entered into the Recapitalization whereby it redeemed outstanding shares of capital stock from then existing management and financed the transaction by issuing new capital stock and debt to the Private Equity Investors in order to provide liquidity to the Company's founders and senior management. By aligning the Company's organizational and capital structure with professional investors, the Company believed the Recapitalization would also allow the Company (i) to attract experienced and qualified directors, such as Dr. Blutt, Mr. Castleman, Mr. Steinman and Dr. Jay who, based on their prior business or related experience, could assist management with operational issues as well as the strategic direction of the Company, (ii) to access the financial and managerial advice and experience of CCP and Whitney, private investment firms which have each invested in other similarly situated companies; and (iii) to facilitate capital investment by other professional investors that would not ordinarily invest in a closely-held company. See "Use of Proceeds."


    In the Recapitalization, the Company redeemed an aggregate of 56% of the then outstanding shares of Common Stock from Alan P. Mintz, M.D., John E. Adams, Lawrence Rubinstein, Nancie Blatt, Alan H. Spiro, M.D. and Sheldon K. Gulinson (together, the "Redeemed Holders") for a total consideration of $39,874,059. The consideration consisted of cash and an aggregate of $13,874,059 of Junior Subordinated Notes due November 3, 2002 bearing interest at 10.0% per annum, issued to each of the following in the specified principal amounts: Dr. Mintz, $6,700,000; Mr. Adams, $3,200,000; Dr. Spiro, $574,059; and Mr. Rubinstein,
$3,400,000. In connection with the 1995 Transaction, the holders of the Junior Subordinated Notes irrevocably waived the right to receive any and all accrued but unpaid interest thereon and agreed that no further interest would accrue. On May 24, 1996 the Junior Subordinated Notes were converted into 94,039 shares of Common Stock in accordance with their terms.



    To finance the redemptions and related expenses of the Recapitalization, the Company issued (i) 22,969 shares of Common Stock at $7.22 per share, 427,328 shares of Class B Stock at $17.55092 per share and 1,262,000 shares of Series A Preferred Stock at $17.82884 per share representing, in the aggregate, 37.381% of the Company's capital stock on a fully-diluted basis (giving effect to the conversion of the Series A Preferred Stock and Class B Stock into shares of Common Stock in accordance with their terms) to the Private Equity Investors; and (ii) the Senior Subordinated Notes bearing interest at 10.101% per annum. The Company has paid an aggregate of $1,675,082 in interest on the Senior Subordinated Notes quarterly, and intends to use the net proceeds of this offering to pay the outstanding principal amount of and accrued interest on the Senior Subordinated Notes. See "Use of Proceeds."


1995 TRANSACTION

    Following the Recapitalization, the Company grew rapidly in terms of gross revenues derived from new CDIP contracts. During the third quarter of 1995, however, then existing management and the Private Equity Investors recognized that there were significant problems managing the rapid growth of the business and that the financial condition of the Company had deteriorated during 1995 as evidenced by substantial operating losses. As a result, in September 1995 the Company, together with the Redeemed Holders, the Private Equity Investors and certain others completed the 1995 Transaction, which resulted in changes to the capitalization, management and business of the Company. The principal components of the 1995 Transaction included a return of capital to the Company by the Redeemed Holders as well as significant adjustments to the relative equity positions of the Company's shareholders, a new management team and development and introduction of the RMP product. See "Business--Strategy."

    In the 1995 Transaction: (i) the Redeemed Holders subsequently reduced the aggregate redemption price paid at the time of the Recapitalization by $7,500,000 through a combination of cash payments and the delivery of irrevocable letters of credit and promissory notes to the Company; (ii) the holders of the Junior Subordinated Notes irrevocably waived their right to receive any and all accrued and unpaid interest thereon and agreed that no further interest would accrue; (iii) Whitney Debt Fund and CCP exchanged an aggregate of 22,969 shares of Common Stock for 92,004 shares of Series A Preferred Stock and 31,152 shares of Class B Stock and the conversion ratios applicable to the conversion of Series A Preferred Stock and Class B Stock into Common Stock were adjusted so that the Private Equity Investors' percentage ownership of the Company, immediately prior to the consummation of this offering and assuming conversion of all shares of Series A Preferred Stock and Class B Stock into Common Stock, increased from 37.4% to 73.0% on a fully diluted basis;
(iv) the Private Equity Investors obtained control of the Board pursuant to an amendment to the Shareholders' Agreement; and (v) Dr. Mintz resigned as President and Chief Executive Officer and agreed to a $100,000 reduction in his salary.

    The Company also issued the Stock Purchase Warrants to the Redeemed Holders and certain other members of the management for the purchase of an aggregate of 641,236 shares of Common Stock that are exercisable at an exercise price of $.05 per share only if, on or prior to June 30, 1997 (or, under certain conditions, prior to September 30, 1997), (i) the Company consummates an initial public offering of the Common Stock such that (a) the net cash proceeds to the Company from such offering exceed $30 million and (b) the price per share of Common Stock sold in such offering is at least $24.90 or (ii) there occurs on or prior to June 30, 1997 (or, under certain conditions, September 30, 1997), a sale of the capital stock of the Company held by the Private Equity Investors or a merger, consolidation or other business combination, and in each case, (x) the Senior Subordinated Notes are repaid in full and (y) the Private Equity Investors receive cash proceeds (net of certain expenses and fees) that exceed $75 million for the Class B Stock and Series A Preferred Stock held by the Private Equity Investors. If the Stock Purchase Warrants do not become exercisable upon the consummation of this offering they may become exercisable in the future upon a sale of the stock of the Company under the conditions specified in clause (ii) above. See "Risk Factors--Dilution," "Capitalization" and "Principal Shareholders."

    In connection with the 1995 Transaction, the Company entered into amendments to the employment agreements of Alan H. Spiro, M.D., Lawrence Rubinstein and James E. Zechman. See "Management--Employment Agreements."

    Dr. Spiro executed a promissory note (the "Spiro Note") in favor of the Company to evidence (i) a demand loan in the original principal amount of $150,000 advanced to Dr. Spiro by the Company on April 14, 1995 and (ii) an initial advance of $374,625 on September 6, 1995 to satisfy certain of Dr. Spiro's obligations arising out of the 1995 Transaction. The Spiro Note (i) is secured by a pledge of 53,487 shares of Common Stock to the Company owned by Dr. Spiro, (ii) matures on the earlier to occur of September 6, 2005 or Dr. Spiro ceasing to be an employee of the Company (subject in some cases to a grace period before repayment) and (iii) is subject to certain mandatory prepayment events.

    Prior to the 1995 Transaction, the Company entered into long term employment arrangements with Jack Korsower, M.D. and Maria McAfee to assist in the development of physician networks for the Company. As these arrangements contained economic terms that were unfavorable to the Company, the new management team renegotiated Ms. McAfee's employment arrangement and reached a mutually agreeable termination of Dr. Korsower's employment arrangement.


    The Company and Ms. McAfee agreed to shorten the term of her employment agreement from five years to one year (subject to renewal each year) and to reduce her base salary to less than 50% of its previous level. Simultaneously therewith, the Company issued 55,298 shares of Common Stock to Ms. McAfee pursuant to a restricted shares agreement, all of which vested on June 30, 1996. Ms. McAfee also received a stock option, which has been exercised, for 3,029 shares of Common Stock and the Company made a loan to her in the amount of $137,000 pursuant to a promissory note (the "McAfee Note") that is secured by a pledge of 55,298 shares of the Common Stock of the Company owned by Ms. McAfee. The McAfee Note bears interest at 6% per annum and is repayable on the earlier of November 15, 1999 or the occurrence of certain events specified therein.

    On February 15, 1996 the Company and Dr. Korsower entered into a severance agreement pursuant to which the parties agreed upon a mutual release. Dr. Korsower agreed to certain noncompetition, nonsolicitation and confidentiality covenants and the Company agreed to the issuance of certain stock options, the payment over three fiscal quarters of severance totaling $72,604 and the issuance of the Korsower Note. The Korsower Note bears interest at 8.5% per annum and matures by its terms on the closing of this offering. The Company intends to pay the outstanding principal amount and accrued interest of the Korsower Note with the net proceeds of this offering. See "Use of Proceeds."

    Simultaneously with the hiring of Dr. Adkins to lead the Company's management team, Dr. Mintz reduced his role solely to that of non-executive Chairman and, effective as of December 31, 1995, the Company and Dr. Mintz entered into a severance agreement (the "Mintz Severance Agreement"). Pursuant to the Mintz Severance Agreement: (i) the Company agreed to allow Dr. Mintz to reduce the amount of the letter of credit he posted with the Company in connection with the 1995 Transaction by $430,898 in lieu of payment of any severance or other monies to him, including with respect to any indebtedness for personal funds previously deposited with the Company; (ii) Dr. Mintz agreed to certain noncompetition, nonsolicitation and confidentiality obligations; and
(iii) the parties agreed to a mutual release. Simultaneously with the Mintz Severance Agreement, the Company entered into a Settlement Agreement with Dr. Michael P. Grossman, a former business partner of Dr. Mintz, pursuant to which the Company paid Dr. Grossman, a former shareholder of a predecessor of the Company, $100,000 as part of the settlement of a lawsuit between Dr. Grossman and Dr. Mintz. The Company was not a party to such suit and received a release of any potential claims Dr. Grossman may have had against the Company.

    The employment of Cheryl Lippert, who served as Chief Financial Officer from May 1995 to January 1996, was terminated effective January 11, 1996. The Company and Ms. Lippert entered into a settlement agreement and general release pursuant to which Ms. Lippert (i) received cash payments totaling $95,500 and (ii) agreed to release the Company from any and all claims related to her employment with the Company and her termination therefrom.

SENIOR NOTES


    On March 6, 1996, the Company issued the Senior Notes to CCP and Whitney. The Company used the proceeds of the Senior Notes issued to CCP and Whitney on March 6, 1996 to fund a substantial amount of the deposit to a client in connection with the renegotiation of a CDIP contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients; Capitation Contracts and Provider Contracts; RMP Contracts." The Senior Notes bear interest at a rate of 14% per annum until September 6, 1996, after which time the rate increases to 16% per annum. The Company has paid quarterly interest of $266,000 on the Senior Notes since March 6, 1996. The Company intends to use a portion of the net proceeds of this offering to pay the outstanding principal amount of and accrued interest on the Senior Notes, as well as an additional $1 million representing certain deferred fees to the Private Equity Investors incurred in connection with the issuance of the Senior Notes. See "Use of Proceeds."



STOCK PURCHASE WARRANTS



    In June 1996 the Company and the Private Equity Investors entered into agreements with the holders of 82.4% of the Stock Purchase Warrants (potentially exercisable for 528,466 shares of Common Stock) pursuant to which such Stock Purchase Warrants were surrendered for cancellation in exchange for, among other things, a commitment by the Private Equity Investors to transfer an aggregate of 59,740 shares of Common Stock held by Private Equity Investors to such persons upon consummation of this offering. Pursuant to these agreements, Drs. Mintz and Spiro and Messrs. Rubinstein and Adams will receive 22,212, 9,783, 15,549 and 8,887 shares of Common Stock, respectively, from the Private Equity Investors upon the consummation of this offering. The Company has supplementally agreed to make a loan to Dr. Spiro, to be secured by the Common Stock of the

Company owned by Dr. Spiro, in an amount sufficient to pay the taxes associated with the receipt of Common Stock from the Private Equity Investors.


SHAREHOLDERS' AGREEMENT

    In connection with the Recapitalization, the Company entered into a shareholders' agreement with the Private Equity Investors, the Redeemed Holders and certain others governing the relationships among such shareholders (as amended, the "Shareholders' Agreement"), which agreement will be terminated upon the consummation of this offering. The Shareholders' Agreement provides for restrictions on transfers of shares, rights of first refusal, tag-along registration rights and election of directors. The members of the Board were elected pursuant to the terms of the Shareholders' Agreement, which requires all the parties to vote their shares in favor of a Board consisting of one member designated by Whitney, two members designated by Whitney Equity Fund, three members designated by CCP, two members designated by certain management shareholders of the Company and three members designated by the vote of a majority of the other members of the Board.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price from time to time. Since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock in the public market after the restrictions lapse could adversely affect the prevailing market price.

    Upon completion of this offering, 6,762,147 shares of Common Stock will be outstanding. Of these shares, the 2,500,000 shares of Common Stock sold in this offering will be freely tradeable by persons other than "affiliates" of the Company, without restriction under the Securities Act and the remaining 4,262,147 shares of Common Stock outstanding will be "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

    Upon completion of this offering, the holders of       shares of Common
Stock, or their transferees, will be entitled to certain registration rights for such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares (except for shares purchased by affiliates) being available for sale immediately upon the effectiveness of such registration.

    All directors, executive officers and existing shareholders of the Company, holding in the aggregate all of the shares of Common Stock outstanding prior to this offering, have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may in its sole discretion and at any time without notice, release all or any portion of the securities subject to such agreements. See "Underwriters." The number of shares of Common Stock available for sale in the public market is further limited by restrictions under the Securities Act. Separately, Dr. Mintz and Messrs. Adams and Rubinstein have agreed that for a period of two years following the consummation of this offering, except upon exercise of certain registration rights (see "Description of Capital Stock--Registration Rights"), they will not effect any public sale or distribution of Common Stock without the prior written consent of Whitney and CCP.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus a person (or persons whose shares are aggregated) who has beneficially owned Restricted

Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock as reported through the American Stock Exchange during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned for at least three years the restricted shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements. The Commission has proposed to amend the holding periods of Rule 144 by reducing the two year period referred to above to one year and the three year period referred to above to two years. The proposed amendments have not yet been adopted.


    Subject to certain limitations on the aggregate offering price of a transaction and certain other conditions, Rule 701 permits resales of shares issued prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than affiliates pursuant to the manner of sale provisions of Rule 144 and by affiliates without compliance with the two-year minimum holding period requirements under Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

    The Company has amended and restated the Articles of Incorporation (the "Articles") and Bylaws of the Company (the "Bylaws") to take effect upon the effective date of the Registration Statement.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


    Prior to the consummation of this offering, the Company's capital stock consisted of one series of preferred stock (1,354,004 Series A Preferred Stock, all of which were issued and outstanding) and two other classes of stock (5,065,057 shares of Common Stock, of which 1,030,641 shares were issued and outstanding and 458,480 shares of Class B Stock, all of which shares were issued and outstanding). Immediately prior to the consummation of this offering, all of the issued and outstanding shares of Series A Preferred Stock and Class B Stock will be converted into shares of Common Stock and the Company will effectuate a
5.361849 for one reverse stock split. As a result of the foregoing, immediately prior to the consummation of this offering and after such conversion and reverse stock split, all shares of Series A Preferred Stock and Class B Stock shall be cancelled, retired and eliminated from the Company's authorized shares of Series A Preferred Stock and Class B Stock.


    Upon the consummation of this offering, the authorized capital stock of the
Company will consist of       shares of Common Stock, of which 6,762,147 will be
issued and outstanding, and       shares of preferred stock, no par value
("Preferred Stock"), none which will be issued. The description of the capital stock below is qualified in its entirety by reference to the Articles and Bylaws, which are filed as exhibits to the Registration Statement and incorporated by reference herein.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share of Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote under Illinois law. Voting rights are not cumulative, so that the holders of a majority of the voting power of the Company would elect all the directors standing for election at any annual or special meeting of the shareholders, and the holders of the remaining shares may not be able to elect any director.

    The holders of the Common Stock are entitled to receive ratably dividends only when and if declared by the Board out of funds legally available for payment thereof. The ability of the Board to declare or pay dividends on Common Stock or to cause the Company to repurchase shares of its capital stock may be subject to restrictions or limitations contained in the provisions of any series of Preferred Stock which may hereafter be issued by the Company.

    Upon the liquidation, dissolution or winding up of the Company, or any distribution of its assets, the holders of the Common Stock will be entitled to receive ratably the assets of the Company available after the payment of all debts and other liabilities and after the holders of any series of Preferred Stock which may be issued have received the preferential amount fixed by the Board for such shares.

    The holders of Common Stock have no preemptive rights to purchase shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities or property. The rights, preferences and privileges of the holder of Common Stock are subject to, and may be adversely affected by, the rights of the holders of the shares of any series of Preferred Stock which the Company may designate and issue in the future. All outstanding shares of Common Stock are fully-paid and non-assessable and the shares of Common Stock offered will be fully-paid and non-assessable when issued.

PREFERRED STOCK

    Pursuant to the Articles, the Board, without further shareholder authorization, is authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more series of the Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of the Preferred Stock. Although the Company has no plan to issue any shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal.

DIRECTOR'S AND OFFICER'S LIABILITY

    The Company has included in its Articles provisions to eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty. This provision does not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve gross negligence or willful misconduct. These provisions will not limit the liability of the Company's directors under the Federal securities laws. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

REGISTRATION RIGHTS

    At the completion of this offering, certain persons and entities the ("Rightsholders") will be entitled to certain rights with respect to the registration under the Securities Act of a total of approximately shares of Common Stock (the "Registerable Shares") under the terms of a registration rights agreement entered into in connection with the Recapitalization (the "Registration Rights Agreement"). In general, the Registration Rights Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act for its own account or for the account of other shareholders at any time or times subject to certain exceptions, the Rightsholders shall be entitled to include certain Registerable Shares in such registration, subject to the right of the managing underwriter of any such offering to exclude for marketing reasons certain of such Registerable Shares from such registration. Certain Rightsholders have the additional right under the Registration Rights Agreement to require the Company to prepare and file from time to time up to four registration statements under the Securities Act with respect to their Registerable Shares if Rightsholders holding at least 25% of the Registerable Shares so request, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is generally required to bear the expenses of all such registrations. All the Registerable Shares are subject to the contractual restrictions with respect to the sale or disposition of shares of Common Stock. See "Shares Eligible for Future Sale."

ILLINOIS TAKEOVER STATUTE

    Upon the consummation of this offering, the Company will become subject to
Section 7.85 of the IBCA and, at such times as a certain amount of shares are held by or a certain number of shareholders are Illinois residents, Section
11.75 of the IBCA. These statutes place restrictions on business combinations between certain Illinois corporations and Interested Shareholders as defined in the respective sections.

    Section 7.85 of the IBCA requires, in addition to any other requirements imposed by law or a corporation's Articles of Incorporation, that a business combination (as defined in the statute) involving a corporation and an Interested Shareholder be approved by: (i) the affirmative vote of the holders of at least 80% of the combined voting power of the voting shares (as defined in the statute), voting together as a single class (but with the votes per share specified in the corporation's Articles of Incorporation) and (ii) the affirmative vote of a majority of the combined voting power of the then outstanding voting shares held by disinterested shareholders voting together as a single class. These voting requirements will not apply if the business combination is approved by 66 2/3% of the disinterested directors, the price paid to the shareholders of the corporation in such business combination is, generally, the higher of fair market value (as defined in the statute) or the price per share paid by the interested shareholder in acquiring its shares, and certain other conditions are met relating to the form of consideration paid, the absence of dividend defaults, the absence of special benefits to the interested shareholder and the provision of information to shareholders. Section 7.85 of the IBCA defines an Interested Shareholder as a person who (i) beneficially owns, directly or indirectly, 10% or more of the combined voting power of the outstanding voting shares of a corporation or (ii) is an affiliate or associate (as those terms are defined in Rule 12b-2 of the Exchange Act) of the corporation and was the beneficial owner, directly or indirectly, of 10% or more of the combined voting power of the then outstanding voting shares at any time in the previous two years.

    Section 11.75 of the IBCA prohibits a business combination (as defined in the statute) involving a corporation and an Interested Shareholder for three years after such shareholder becomes an Interested Shareholder unless: (i) prior to such date, the Board of Directors approved the transaction that resulted in the shareholder becoming an Interested Shareholder, (ii) upon completion of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers and shares reserved under employee stock plans), or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at a meeting of the shareholders by 66 2/3% of the outstanding voting shares not owned by the Interested Shareholder. For purposes of Section 11.75 of the IBCA, an Interested Shareholder is a person who (i) owns 15% or more of the outstanding voting shares of a corporation or (ii) is an affiliate or associate (as defined in the statute) of the corporation and was the owner of 15% or more of the then outstanding voting shares at any time in the previous three years.

    Section 8.85 of the IBCA permits directors and officers to consider the interests of certain constituencies other than the shareholders when exercising their duties, including in the consideration of actions which could result in a change of control of the Company.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their names below:


                                                                   NUMBER OF
    NAME                                                            SHARES
- ----------------------------------------------------------------   ---------
Morgan Stanley & Co. Incorporated...............................
Smith Barney Inc................................................
Volpe, Welty & Company..........................................

                                                                   ---------
Total...........................................................   2,500,000
                                                                   ---------
                                                                   ---------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $    a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $    a
share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

    The Company and its executive officers and directors, and certain shareholders of the Company have agreed that they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise for a 180-day period after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated, except that the Company may, without such consent, grant options or issue stock upon the exercise of outstanding stock options, pursuant to the Company's stock option plans.

    Prior to this offering, there has been no public market for the Common Stock. The initial public offering price was determined through negotiations among the Company and the Underwriters. Among the factors considered in such negotiations, in addition to prevailing market conditions, were price-earnings ratios of publicly traded companies that the Company and the Underwriters believe to be comparable to the Company, the Company's results of operations in recent periods, estimates of the business potential and earnings prospects of the Company, the present state of the Company's development and the current state of the Company's industry and the economy as a whole. The initial public offering price set forth on the cover page of the Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors.


    The Company will apply for listing of the Common Stock on the American Stock Exchange, under the symbol "MED," subject to official notice of issuance. In connection with the listing, the Underwriters have undertaken that sales of Common Stock will meet the American Stock Exchange's minimum distribution standards.


                             ADDITIONAL INFORMATION


    The Company has filed with the Commission, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.



    During December 1995, the Board decided to retain Ernst & Young LLP as its independent public accountants and dismissed the Company's former auditors. The former auditors' report on the Company's financial statement for the two years ended December 31, 1994 does not cover the consolidated financial statements of the Company included in this Prospectus. Such report did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to the Company's financial statements for fiscal years 1993 and 1994, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding accounting principles.

                                 LEGAL MATTERS

    The validity of the Common Stock and certain other legal matters in connection with this offering will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C..

                                    EXPERTS

    The consolidated financial statements of UtiliMed, Inc. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UTILIMED, INC.
Report of Ernst & Young LLP, Independent Auditors....................................     F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995.........................     F-3
Consolidated Statements of Changes in Shareholders' Equity (Deficit).................     F-4
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and
  1995...............................................................................     F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995...............................................................................     F-6
Notes to Consolidated Financial Statements...........................................     F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
UtiliMed, Inc.

    We have audited the accompanying consolidated balance sheets of UtiliMed, Inc. (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                       ERNST & YOUNG LLP

Milwaukee, Wisconsin
May 10, 1996

                                 UTILIMED, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31         MARCH 31
                                                                           -------------------    -----------
                                                                            1994        1995         1996
                                                                           -------    --------    -----------
                                                                                                  (UNAUDITED)
                                                                                     (IN THOUSANDS)
    ASSETS
Current assets:
Cash and cash equivalents...............................................   $19,218    $  4,696     $   5,145
Accounts receivable.....................................................       485         146           271
Employee notes, less allowance for doubtful amounts of $287,000-1995
  and 1996..............................................................       905       1,895         1,094
Deposit with managed care organization..................................     --          --            6,200
Prepaid expenses........................................................        31          81            81
                                                                           -------    --------    -----------
        Total current assets............................................    20,639       6,818        12,791
Equipment and leasehold improvements:
Office equipment and furniture..........................................     1,459       1,922         1,848
Leasehold improvements..................................................       392         469           469
Computer equipment and software.........................................     1,433       2,222         2,226
                                                                           -------    --------    -----------
                                                                             3,284       4,613         4,543
Less accumulated depreciation and amortization..........................      (762)     (1,461)       (1,637)
                                                                           -------    --------    -----------
        Total equipment and leasehold improvements......................     2,522       3,152         2,906

Other assets:
Deferred debt issuance costs, net of accumulated amortization...........       740       --              917
Other...................................................................        32         120           154
                                                                           -------    --------    -----------
        Total other assets..............................................       772         120         1,071
                                                                           -------    --------    -----------
                                                                           $23,933    $ 10,090     $  16,768
                                                                           -------    --------    -----------
                                                                           -------    --------    -----------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Payables to plans and providers.........................................   $18,360    $ 20,552     $  22,304
Current maturities of long-term debt....................................     3,782         537           378
Due to shareholders.....................................................       160          84         7,046
Loss contract accruals..................................................     3,191         755           605
Other payables and accrued expenses.....................................     1,226       3,534         2,224
                                                                           -------    --------    -----------
        Total current liabilities.......................................    26,719      25,462        32,557

Long-term liabilities:
Long-term debt, net of current maturities...............................       311          99           528
Long-term debt, net of current maturities due to shareholders...........    20,574       9,863         9,869
Deferred rent...........................................................       227         178           172
                                                                           -------    --------    -----------
        Total long-term liabilities.....................................    21,112      10,140        10,569
Redeemable, convertible Series A preferred stock (1,262,000,1,354,004 and 1,354,004 shares authorized, issued and outstanding in 1994, 1995 and 1996, respectively; no par value; $17.83 per share redemption value plus accrued 13.39% cumulative dividends of $484,300, $3,568,000
  and $4,319,500 in 1994, 1995 and 1996, respectively)..................    22,984      27,708        28,460
Redeemable, convertible Class B stock (427,328, 458,480 and 458,480 shares authorized, issued and outstanding in 1994, 1995 and 1996,
  respectively; no par value; $17.55 per share redemption value)........     7,500       8,047         8,047

Shareholders' equity (deficit):
Common stock 1,549,964, 5,065,057 and 5,065,057 shares authorized;
  480,709, 987,654 and 1,030,641 shares issued and outstanding in 1994,
  1995 and 1996, respectively; no par value; 435,876 and 469,305 shares
  restricted in 1995 and 1996)..........................................     4,465      14,898        16,704
Unearned compensation...................................................     --          --           (1,212)
Accumulated deficit.....................................................   (58,847)    (76,165)      (78,357)
                                                                           -------    --------    -----------
Total shareholders' equity (deficit)....................................   (54,382)    (61,267)      (62,865)
                                                                           -------    --------    -----------
                                                                           $23,933    $ 10,090     $  16,768
                                                                           -------    --------    -----------
                                                                           -------    --------    -----------


                            See accompanying notes.

                                 UTILIMED, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31                  MARCH 31
                                       -----------------------------------    ----------------------
                                         1993         1994         1995         1995         1996
                                       ---------    ---------    ---------    ---------    ---------
                                                                                   (UNAUDITED)
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNT)
Contract revenues:
  Continuing contracts..............   $  19,308    $  50,882    $  76,457    $  18,130    $  24,055
  Terminated contracts..............       7,079       15,697       19,960        8,626       --
                                       ---------    ---------    ---------    ---------    ---------
    Total contract revenues.........      26,387       66,579       96,417       26,756       24,055

Operating expenses:
Cost of services:
  Continuing contracts..............      16,916       49,792       72,365       17,859       20,628
  Terminated contracts..............       5,781       16,696       18,437        8,975       --
                                       ---------    ---------    ---------    ---------    ---------
    Total cost of services..........      22,697       66,488       90,802       26,834       20,628

Selling, general and
administrative......................       6,107       13,224       22,016        4,815        3,785
Depreciation and amortization.......         209          493          740          163          210
Stock based compensation expense....      --           --           --           --              593
Provision for loss on employee
notes...............................      --           --              287       --           --
                                       ---------    ---------    ---------    ---------    ---------
    Total operating expenses........      29,013       80,205      113,845       31,812       25,216
                                       ---------    ---------    ---------    ---------    ---------
Loss from operations................      (2,626)     (13,626)     (17,428)      (5,056)      (1,161)

Other income (expense):
  Interest expense..................         (41)        (572)      (2,053)        (592)        (419)
  Interest income...................          58          311          700          258          144
  Other income (expense)............           1            8            7       --               (4)
                                       ---------    ---------    ---------    ---------    ---------
    Total other income (expense),
net.................................          18         (253)      (1,346)        (334)        (279)
                                       ---------    ---------    ---------    ---------    ---------
Net loss............................   $  (2,608)   $ (13,879)   $ (18,774)   $  (5,390)   $  (1,440)
                                       ---------    ---------    ---------    ---------    ---------
                                       ---------    ---------    ---------    ---------    ---------
Pro forma net loss per share:
  Primary...........................   $   (0.57)   $   (3.05)   $   (4.37)   $   (1.25)   $   (0.33)
                                       ---------    ---------    ---------    ---------    ---------
                                       ---------    ---------    ---------    ---------    ---------
  Fully diluted.....................   $   (0.56)   $   (2.98)   $   (4.05)   $   (1.14)   $   (0.32)
                                       ---------    ---------    ---------    ---------    ---------
                                       ---------    ---------    ---------    ---------    ---------
Number of shares used in pro forma
  net loss per share:
  Primary...........................   4,568,824    4,547,914    4,296,439    4,303,522    4,375,823
  Fully diluted.....................   4,681,594    4,660,684    4,502,989    4,510,330    4,488,592


                            See accompanying notes.

                                 UTILIMED, INC.
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                                               COMMON STOCK                                        TOTAL
                                           --------------------     UNEARNED     ACCUMULATED   SHAREHOLDERS'
                                             SHARES     AMOUNT    COMPENSATION     DEFICIT        DEFICIT
                                           ----------   -------   ------------   -----------   -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at January 1, 1993...............     746,011   $     1     $ --          $    (470)     $    (469)
Change in accounting for contract
development costs........................      --         --          --               (157)          (157)
Net loss.................................      --         --          --             (2,608)        (2,608)
                                           ----------   -------   ------------   -----------   -------------
Balance at December 31, 1993.............     746,011         1       --             (3,235)        (3,234)
Net loss.................................      --         --          --            (13,879)       (13,879)
Stock issuance costs.....................      --         --          --             (1,375)        (1,375)
Redemption of common stock by Company....    (418,023)    --          --            (39,874)       (39,874)
Accrual of dividends on Series A
  preferred shares.......................      --         --          --               (484)          (484)
Common stock issuance....................     129,752     4,300       --             --              4,300
Common stock issued as attached to senior
subordinated notes.......................      22,969       164       --             --                164
                                           ----------   -------   ------------   -----------   -------------
Balance at December 31, 1994.............     480,709     4,465       --            (58,847)       (54,382)
Net loss.................................      --         --          --            (18,774)       (18,774)
Stock issuance costs.....................      --         --          --               (187)          (187)
Capital contributions....................      --         --          --              7,500          7,500
Note receivable from shareholder.........      --         --          --               (375)          (375)
Accrual of dividends on Series A
  preferred shares.......................      --         --          --             (3,083)        (3,083)
Conversion of junior subordinated debt...      94,038    10,574       --               (376)        10,198
Conversion of common stock to Series A
preferred and Class B shares.............     (22,969)     (164)      --             (2,023)        (2,187)
Common stock issuance--restricted........     435,876        23       --             --                 23
                                           ----------   -------   ------------   -----------   -------------
Balance at December 31, 1995.............     987,654    14,898       --            (76,165)       (61,267)
(Unaudited):
Net loss.................................      --         --          --             (1,440)        (1,440)
Accrual of dividends on Series A
  preferred shares.......................      --         --          --               (752)          (752)
Common stock issuance--restricted........      33,430     1,480       (1,218)        --                262
Common stock issuance--options
exercised................................       9,557        59       --             --                 59
Common stock issuance--TARSOP options....      --           267         (267)        --            --
Amortization of unearned compensation....      --         --             273         --                273
                                           ----------   -------   ------------   -----------   -------------
Balance at March 31, 1996................   1,030,641   $16,704     $ (1,212)     $ (78,357)     $ (62,865)
                                           ----------   -------   ------------   -----------   -------------
                                           ----------   -------   ------------   -----------   -------------


                            See accompanying notes.

                                 UTILIMED, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31              MARCH 31
                                              -------------------------------    ------------------
                                               1993        1994        1995       1995       1996
                                              -------    --------    --------    -------    -------
                                                                                    (UNAUDITED)
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss...................................   $(2,608)   $(13,879)   $(18,774)   $(5,390)   $(1,440)
Adjustments to reconcile net loss to net
  cash and cash equivalents provided by
  (used in) operating activities:
  Depreciation and amortization............       209         515       1,504        190        301
  Stock based compensation expense.........     --          --          --         --           593
  Valuation allowance on employee notes....     --          --            287      --         --
  Changes in assets and liabilities:
      Decrease (increase) in receivables
        and other assets...................      (128)     (1,071)      1,106        463        642
      Deposit with managed care
organization...............................     --          --          --         --        (6,200)
      Increase in payables to providers....     4,391      16,728       2,192      2,597      1,602
      Increase (decrease) in other payables
and accrued expenses.......................       180         580        (253)       307       (916)
                                              -------    --------    --------    -------    -------
  Net cash and cash equivalents provided by
(used in) operating activities.............     2,044       2,873     (13,938)    (2,447)    (5,418)

INVESTING ACTIVITIES
Issuance of shareholder notes..............     --          --           (287)     --         --
Purchases of property and equipment........    (1,319)     (1,313)     (1,418)      (396)        (8)
Proceeds on sale of property...............     --          --             47      --            41
                                              -------    --------    --------    -------    -------
Net cash and cash equivalents provided by
(used in) investing activities.............    (1,319)     (1,313)     (1,658)      (396)        33

FINANCING ACTIVITIES
Capital contributions......................     --          --          5,231      --         --
Increase in capital leases.................     --          --            325         35      --
Decrease (increase) in shareholder notes
  and advances.............................    (1,176)      1,257       --          (154)       (38)
Payments on note payable to bank...........       (40)        (75)       (135)     --         --
Proceeds from long-term debt...............       582      10,660       --         --         6,000
Deferred debt issuance costs...............     --           (758)      --         --         --
Payments on long-term debt and capital
leases.....................................      (104)       (415)     (3,807)    (3,268)      (130)
Issuance of common stock...................     --          4,300          23      --             2
Issuance of Series A preferred stock.......     --         22,500       --         --         --
Issuance of Class B stock..................     --          7,500       --         --         --
Stock issuance costs.......................     --         (1,375)       (563)     --         --
Redemption of common shares................     --        (26,000)      --         --         --
                                              -------    --------    --------    -------    -------
Net cash and cash equivalents provided by
(used in) financing activities.............      (738)     17,594       1,074     (3,387)     5,834
                                              -------    --------    --------    -------    -------
Net increase (decrease) in cash and cash
equivalents................................       (13)     19,154     (14,522)    (6,230)       449
Cash and cash equivalents at beginning of
period.....................................        77          64      19,218     19,218      4,696
                                              -------    --------    --------    -------    -------
Cash and cash equivalents at end of
period.....................................   $    64    $ 19,218    $  4,696    $12,988    $ 5,145
                                              -------    --------    --------    -------    -------
                                              -------    --------    --------    -------    -------


                            See accompanying notes.

                                 UTILIMED, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                     (MARCH 31, 1996 AMOUNTS ARE UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    UtiliMed, Inc. (formerly Medicon, Inc.) and subsidiaries (the Company) contracts with managed care organizations and diagnostic imaging providers throughout the United States to manage the utilization and quality of diagnostic imaging services. Customers of the Company representing more than ten percent of total contract revenues are as follows:


                                                            1993    1994    1995
                                                            ----    ----    ----
Individual customers:
  Choice Care Health Plans, Inc..........................   --       16%     20%
  United HealthCare of Ohio, Inc.--
    Western Region.......................................    32%     22%     14%
  GenCare Health Systems, Inc............................    23%     10%      8%
  Rush Prudential Health Plans...........................    22%     10%      3%
Customers under common control:
  CIGNA affiliates.......................................     3%     20%     29%



    The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, UtiliMed C I, Inc. (formerly Medicon C I, Inc.) and UtiliMed P II, Inc. (formerly Medicon P II, Inc.) All significant intercompany accounts and transactions have been eliminated.


CONTRACT REVENUES AND COST OF SERVICES


    The Company's contract revenues are derived primarily from services performed under contracts with managed care organizations which pay a fixed monthly capitated charge for each covered member. Contract revenues are recognized ratably over the diagnostic imaging services coverage period. Cost of services represents payments to providers for covered diagnostic imaging services. Certain full-service network providers of diagnostic imaging services receive a contracted, fixed monthly amount per covered managed care member, subject to various utilization adjustments. The Company also pays other network providers of specialty diagnostic imaging services a contracted fee per incident of care. Under certain managed care contracts, the Company is also obligated to pay noncontracted providers of covered diagnostic imaging services on a fee-for-service basis. Accordingly, the Company's revenues are primarily fixed while the cost of services will vary based upon the services performed and the contractual relationship with the providers.


    During 1995, the Company began providing resource management services. Under these agreements, the Company receives an administrative fee per covered managed care member to provide various managed care services including credentialing, pre-certification and utilization review. Under certain of these contracts, the administrative fee received may be increased or decreased based upon the achievement of various performance criteria. Included in 1995 and 1996 contract revenues is $1,763,000 and $2,121,000, respectively, of administrative fee revenue related to resource management services.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED)

    Revenues and cost of services are recognized for financial reporting purposes in the period in which the services are provided. Revenues received in advance of the coverage period are deferred until the coverage period and revenues due but unpaid are recognized over the coverage period.



    "Contract revenues--terminated contracts" and "Costs of services--terminated contracts" represent amounts related to certain unprofitable contracts terminated during 1995.


LOSS CONTRACTS


    Based upon analysis of individual contracts, management establishes a loss contract accrual for the excess of estimated future cost of services over estimated future contract revenue for the remaining contract period. Loss contract accruals are updated as additional information becomes available. Loss contract accruals are charged to earnings when probable and reasonably estimable and are amortized over the remaining current term of the specific contracts.


CONTRACT DEVELOPMENT COSTS

    All costs incurred related to obtaining and implementing client contracts are expensed as incurred. These costs include marketing and business development activities conducted before the client contract is probable, as well as direct contract costs and indirect overhead costs associated with the implementation of new client accounts.

    During 1992 and 1993, the Company capitalized contract development costs. During 1994, in conjunction with the decision to seek equity financing, the Company changed its method of accounting to expense contract development costs as incurred. The consolidated financial statements for 1993 were restated to give effect to this change.

STOCK-BASED COMPENSATION

    The Company measures the compensation cost of all stock-based employee compensation using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995, encourages, but does not require, all entities to adopt the fair value based method of accounting for stock-based employee compensation. While management continues to evaluate this new pronouncement, management anticipates electing the option of continuing to use APB 25 in the preparation of consolidated financial statements.


PENDING ACCOUNTING PRONOUNCEMENT



    Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" (SFAS No. 121) establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The Company believes that the adoption of SFAS No. 121 will not have a material impact on the Company.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED) CASH EQUIVALENTS

    Cash equivalents consist of highly liquid short-term investments with a maturity at date of acquisition of three months or less.


EMPLOYEE NOTES



    Included in employee notes as of December 31, 1995 and March 31, 1996 is $1,895,000 and $1,094,000, respectively due from current and former employees which arose in conjunction with the 1995 Transaction (see Note 6). The amounts due were secured by irrevocable letters of credit that were drawn down in 1996 to satisfy such employee notes.



    The balance of $287,000 of employee notes as of December 31, 1995 and March 31, 1996 represent interest bearing amounts due from employees which are collateralized by the employees' vested and unvested stock options. An allowance has been established at December 31, 1995 and March 31, 1996 for employee notes arising in 1995 for which the Company has limited recourse.


EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using straight-line methods for financial reporting purposes and accelerated methods for tax purposes over the estimated useful lives of the respective assets (3 -- 7 years) or, for capital leases, the terms of the related leases.

DEPOSIT WITH MANAGED CARE ORGANIZATION

    Deposit with managed care organization represents interest bearing funds deposited under the terms of one of the Company's contracts.

INCOME TAXES

    The Company accounts for income taxes using the liability method. Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and amounts used for income tax purposes.

PAYABLES TO PLANS AND PROVIDERS

    Payables to plans and providers include estimates of reported and unreported services provided and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date. These payables estimates are based on statistical information and revised as additional information becomes available. Any adjustments resulting from these revisions are reflected in earnings currently.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company believes that it is not practicable to estimate the fair value of redeemable, convertible Series A preferred stock, redeemable, convertible Class B stock or long-term debt obligations due to the significant restrictions imposed on these instruments and the absence of a market for these instruments.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES-- (CONTINUED) DEFERRED DEBT ISSUANCE COSTS

    During 1994, the Company deferred approximately $758,000 of expenses directly related to certain financing transactions completed during the year. The junior subordinated notes payable were converted to equity effective as of December 31, 1995, and the corresponding $376,000 of unamortized deferred debt issuance costs were transferred to shareholders' deficit.


SHARE INFORMATION



    The consolidated financial statements and notes retroactively reflect a 5.361849-for-one reverse stock split which is assumed to occur immediately prior to the consummation of an initial public offering. The stock split is not yet effective and will not occur unless an initial public offering is consummated.


NET LOSS PER SHARE

    Net loss per share is computed by dividing net loss by the number of common and common equivalent shares outstanding during the periods in accordance with the applicable rules of the Securities and Exchange Commission. All stock options and restricted common stock issued have been considered as outstanding common stock equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based on initial public offering price). Shares of common stock issuable upon conversion of the Series A preferred stock and Class B stock are assumed to be common share equivalents for all periods presented.

    Additionally, the number of shares used to compute the fully diluted net loss per share includes shares issuable upon conversion of the junior subordinated notes which have been treated as converted into common shares as if such shares had been outstanding since January 1, 1995. All contingent warrants for the purchase of shares of common stock have been considered as outstanding common stock equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based upon the contingent price specified in the warrants). The net loss used to compute the fully diluted net loss per share has been reduced by interest of $529,000 expensed in 1995 related to the junior subordinated notes.


    Shown below are supplementary pro forma earnings per share calculated as if the planned retirement of debt would have occurred as of January 1, 1995.



                                                                                     THREE MONTHS
                                                                                   ENDED MARCH 31,
                                                                 YEAR ENDED        ----------------
                                                              DECEMBER 31, 1995     1995      1996
                                                              -----------------    ------    ------
Supplementary pro forma
  net loss per share:
  Primary..................................................        $ (3.61)        $(0.99)   $(0.23)
                                                                    ------         ------    ------
                                                                    ------         ------    ------
  Fully diluted............................................        $ (3.36)        $(0.95)   $(0.22)
                                                                    ------         ------    ------
                                                                    ------         ------    ------


2. OPERATIONAL MATTERS

    The Company has experienced significant growth in new managed care contracts and the number of covered lives. Revenues increased 45% from $66,579,000 in 1994 to $96,417,000 in 1995. The costs of negotiating new managed care contracts, establishing provider networks to service the contracts, and implementing new contracts are charged to operations as such costs are incurred. In addition, certain

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

2. OPERATIONAL MATTERS-- (CONTINUED)
contracts were not favorable to the Company. The Company experienced net losses of $13,879,000 and $18,774,000 for the years 1994 and 1995, respectively, and negative cash flows of $14,522,000 for the year ended December 31, 1995. At December 31, 1995, the Company has an accumulated deficit of $76,165,000 and current liabilities exceeded current assets by $18,644,000.

    Beginning in mid-1995, the Company implemented a number of operational initiatives to improve profitability, including the engagement of a new executive management team with more experienced professionals in finance, operations, claims management and professional relations; the termination of certain unprofitable contracts and the amendment of other contracts to improve profitability; and the reduction of costs through a specific program.

    In addition, certain shareholders provided financial support to the Company in exchange for $6 million of senior promissory notes in March 1996 (see Note
4), and such shareholders have committed to provide additional financial support of up to $3 million should such financial support be necessary in 1996. The Company is in discussions with investment bankers and intends to raise additional equity capital in 1996 to provide for its expansion and working capital needs beyond 1996.

    Assurances cannot be given that the Company will be successful in raising additional capital through an initial public offering or in achieving profitable operations and generating positive cash flow.

3. RISKS AND UNCERTAINTIES

PAYABLES TO PLANS AND PROVIDERS

    While management has recorded their best estimate of payables to plans and providers, considerable variability is inherent in this estimate given the limited historical data available to project the liability. Actual results inevitably will differ from these estimates, and such differences may adversely affect the financial statements.

CONTRACT TERMINATIONS

    Certain of the Company's contracts with managed care organizations and diagnostic imaging providers include termination provisions which provide for unilateral contract termination prior to expiration of the contract term. Early termination of contracts with managed care organizations or diagnostic imaging providers could adversely affect the Company's operations and cash flows.

RESOURCE MANAGEMENT SERVICES PROGRAM


    Under the Company's Resource Management Program contracts, a portion or all of the Company's administrative fee revenues may have to be refunded if the contract does not result in specified cost savings. In the opinion of management, the current performance requirements are being met and, accordingly, a provision for possible refund of administrative fees has not been made. Failure to achieve the contractual performance requirements could adversely affect the Company's operations and cash flows.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

4. DEBT

    Long-term debt consists of the following:

                                                                               DECEMBER 31
                                                                            ------------------
                                                                             1994       1995
                                                                            -------    -------
                                                                              (IN THOUSANDS)


Senior term note payable to bank, in monthly installments of $11,250 through February 1997, plus interest at prime (8.5% at December 31,
  1995) plus 2%, secured by certain equipment............................   $   268    $   133
Senior subordinated notes payable to certain Series A preferred, Class B and common shareholders, due November 2001, interest at 10.101%,
  guaranteed by the Company's subsidiary (see below).....................    10,000     10,000
Junior subordinated notes payable to certain shareholders, converted into
common stock, interest payable quarterly at 10% (see below)..............    10,574      --
Junior subordinated notes payable to certain shareholders, paid January
  1995, interest at 10%..................................................     3,300      --
Capitalized lease obligations, payable in various monthly installments through December 1996, plus interest at 5% to 17%, secured by certain
  equipment, guaranteed in part by a shareholder.........................       685        503
                                                                            -------    -------
                                                                             24,827     10,636
Less discount on senior subordinated notes...............................       160        137
                                                                            -------    -------
                                                                             24,667     10,499
Less current maturities of long-term debt................................     3,782        537
                                                                            -------    -------
Long-term debt...........................................................   $20,885    $ 9,962
                                                                            -------    -------
                                                                            -------    -------



    On November 3, 1994, the Company completed a private debt and equity placement resulting in a new debt structure. In connection with the placement, certain Series A preferred and Class B shareholders loaned the Company $10,000,000 under the terms of senior subordinated note agreements with a face value of $10,000,000 and with 22,969 shares of common stock attached thereto. The Company recorded a discount on the senior subordinated notes equal to the estimated fair market value of the common shares which totaled approximately $164,000.


    Payment of the senior subordinated notes is mandatory when certain events occur, including a change in control of the Company, as defined, or the completion of an initial public offering of the Company's stock.


    If the Company fails to achieve certain annual earnings before interest, taxes, depreciation and amortization (EBITDA) and revenue targets, as defined, which are presented in the table below, the holders of the senior subordinated notes may request prepayment. Prepayment may also be requested by the holders if the Company's aggregate cash balance does not exceed $3,000,000, capital expenditures

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

4. DEBT-- (CONTINUED)

exceed $2,000,000 or the Cash Flow Coverage Ratio (EBITDA divided by cash interest expense) does not exceed 2.0, 2.5 and 3.0 subsequent to December 31, 1995, 1996 and 1997, respectively.



                                                          REVENUE     EBITDA
                                                          --------    -------
                                                            (IN THOUSANDS)
Year ended December 31,
1995...................................................   $103,228    $ 3,741
1996...................................................    180,234     11,407
1997...................................................    198,257     12,548
1998...................................................    218,083     13,802
1999...................................................    239,891     15,183
2000...................................................    263,880     16,701



    Prepayments are restricted to the amount by which the current assets of the Company (excluding receivables and prepaid expenses) exceed 50% of the payables to providers due within one month. During 1995, the Company did not achieve the annual EBITDA and revenue targets, as defined. The holders of the notes have waived their prepayment rights through December 31, 1996, except in the event of an initial public offering. As a result, the senior subordinated notes have been classified as a non-current liability.



    During 1994, the Company also entered into junior subordinated note agreements with certain common shareholders in consideration of the redemption of certain common shares. These junior subordinated notes had a face value of approximately $10,574,000 and were convertible by the Company into common shares at a conversion rate of $20.971 per share if the Company failed to achieve the EBITDA targets defined above. During 1995, the Company did not achieve the annual EBITDA and revenue targets specified in the agreements; thus the junior subordinated notes have been treated as converted into common shares as of December 31, 1995.


    Aggregate maturities of long-term debt are as follows: 1996-$537,000 and 1997-$10,099,000.

    The Company paid interest of $158,000 and $2,046,000 in 1995 and 1994, respectively.

    In March 1996, the Company issued $6,000,000 of senior promissory notes due March 1997, held by certain shareholders. Costs of $1,000,000 were incurred and capitalized but will not be paid until the debt is repaid in conjunction with the issuance of these senior promissory notes.

5. INCOME TAXES

    The Company files a consolidated federal income tax return that includes both wholly owned subsidiaries.

    In connection with certain debt and equity transactions on November 3, 1994, the Company changed its tax status from that of an S Corporation to a C Corporation. At the date that the Company became a C Corporation, net deferred income tax assets, before valuation allowance, of approximately $3,605,000 existed relating to temporary differences.

    At December 31, 1995, the Company has net operating loss carryforwards of $13,700,000 available to offset future taxable income, of which $900,000 expires in 2009, and $12,800,000 expires in 2010.

    Full valuation allowances have been provided against net deferred income tax assets at December 31, 1994 and 1995, respectively.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

5. INCOME TAXES-- (CONTINUED)
    The income tax provisions for the years ended December 31, 1994 and 1995, are as follows:
                                                            1994       1995
                                                           -------    -------
                                                             (IN THOUSANDS)
Current:
Federal.................................................   $  (138)   $ --
State...................................................       (18)     --
Deferred:
Federal.................................................      (584)    (5,515)
State...................................................       (75)      (690)
Effect of change in corporate tax status................    (3,605)     --
Recognition of valuation allowance on deferred tax
assets..................................................   $ 4,420    $ 6,205
                                                           -------    -------
                                                           $ --       $ --
                                                           -------    -------
                                                           -------    -------

    The federal statutory tax rate is reconciled to the effective tax rate as follows:

                                                                1994     1995
                                                                -----    -----
Federal statutory rate.......................................   (34.0)%  (34.0)%
State taxes, net of federal benefit..........................    (4.3)    (4.3)
Effect of change in corporate tax status to record deferred
  tax assets.................................................   (26.0)    --
S Corporation tax loss passed through to shareholders........    32.3     --
Recognition of valuation allowance on deferred tax assets....    31.8     37.8
Other........................................................     0.2      0.5
                                                                -----    -----
                                                                 --%      --%
                                                                -----    -----
                                                                -----    -----

    Significant components of the Company's deferred tax assets and liabilities are as follows:
                                                           1994        1995
                                                          -------    --------
                                                            (IN THOUSANDS)

Deferred tax assets:
Payable to providers...................................   $ 4,198    $  4,837
Other..................................................       193         717
Net operating loss carryforwards.......................       157       5,232
                                                          -------    --------
Total deferred tax assets..............................     4,548      10,786
Valuation allowance for deferred tax assets............    (4,420)    (10,625)
                                                          -------    --------
Net deferred tax assets................................       128         161
Deferred tax liabilities
Depreciation...........................................       128         161
                                                          -------    --------
Total deferred tax liabilities.........................       128         161
                                                          -------    --------
Net deferred tax asset.................................   $ --       $  --
                                                          -------    --------
                                                          -------    --------

    The Company paid no income taxes in 1993, 1994 or 1995.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

6. CAPITAL STRUCTURE


    On November 3, 1994, the Company completed a private debt and equity placement. In connection with the placement, the Company authorized a new class structure, including Series A preferred stock, Class B stock and common stock. The Company then revised its capital structure by converting each share of existing common stock to 933 shares of common stock. The shares authorized, issued and outstanding have been restated to give retroactive effect to this common stock conversion.


    The placement also included the issuance of 1,262,000 shares of Series A preferred stock for cash consideration of $22,500,000 and the issuance of 427,328 shares of Class B stock for cash consideration of $7,500,000.


    In connection with the placement, certain Series A preferred and Class B shareholders loaned the Company $10,000,000 under the terms of senior subordinated notes with a face value of $10,000,000 and with 22,969 shares of common stock attached thereto. The Company recorded a discount on the senior subordinated notes equal to the estimated fair market value of the common shares (see Note 4). Accordingly, the common shares were valued at approximately $164,000.



    On November 3, 1994, the Company redeemed 418,023 common shares for cash consideration of $26,000,000 and junior subordinated notes totaling approximately $13,874,000. The redemption of these shares increased the Company's accumulated deficit by $39,874,000.



    On September 6, 1995, the Company completed a capital transaction (the "1995 Transaction"). In connection with the 1995 Transaction, certain shareholders converted 22,969 shares of common stock into 31,152 shares of Class B stock and 92,004 shares of Series A preferred stock. The conversion of these shares reduced common stock by $164,000 and increased the Company's accumulated deficit by $2,023,000. In connection with the transaction, certain common shareholders were obligated to make capital contributions aggregating $7,500,000. As of December 31, 1995, capital contributions aggregat-ing $5,230,000 had been received by the Company. The remaining capital contributions of $1,895,000 are backed by irrevocable letters of credit.


    The Company incurred approximately $187,000 and $1,375,000 of costs in connection with the restructuring and private equity placement transactions of September 6, 1995 and November 3, 1994, respectively.

COMMON STOCK

    Each share of common stock is entitled to one vote. Certain common stock shares are restricted. The restricted shares vest over various periods of no more than five years. Vesting may be accelerated upon the occurrence of certain specified events such as the sale of the Company or a public offering of the Company's common stock.


    Warrants to purchase 641,236 shares of the Company's common stock at $.05 per share are outstanding at December 31, 1995. These warrants are contingent upon the occurrence of certain events. In June 1996, 528,466 warrants were surrendered for cancellation in exchange for a commitment from certain shareholders to transfer shares of common stock of the Company.


SERIES A PREFERRED STOCK

    Each share of Series A preferred stock is entitled to one vote, earns cumulative dividends at the rate of 13.39% per annum and has liquidation preference over all other classes of stock.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

6. CAPITAL STRUCTURE-- (CONTINUED)
    The Series A preferred stock is redeemable at $17.83 per share plus accrued 13.39% cumulative dividends at the option of the shareholder, after all principal and interest on the senior subordinated notes have been paid in full.


    Each share of Series A preferred stock is convertible to 1.78997 shares of common stock at any time at the option of the shareholder, or at the option of the Company upon the occurrence of an initial offering of the Company's stock.


CLASS B STOCK

    Each share of Class B stock is entitled to one vote and has liquidation preference over common stock.

    The Class B stock is redeemable at $17.55 per share at the option of the shareholder after all principal and interest on the senior subordinated notes have been paid in full.


    Each share of Class B stock is convertible to 1.76207 shares of common stock at any time at the option of the shareholder, or at the option of the Company upon the occurrence of an initial public offering of the Company's stock.


7. LEASE COMMITMENTS

    The Company leases certain office facilities and equipment under noncancellable operating leases. Rental expense was approximately $351,000, $685,000 and $714,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Future minimum rental payments required under operating leases as of December 31, 1995, are as follows: 1996-$441,000; 1997-$139,000;
1998-$54,000; and 1999-$2,000.

    The Company has a noncancellable office facilities operating lease which had an initial rent-free period. Deferred rent provides for recognition of lease expense ratably over the entire lease term.

8. EMPLOYEE BENEFIT PLANS

    During 1994, the Company adopted a defined contribution profit-sharing plan which includes provisions under Section 401(k) of the Internal Revenue Code. Full-time employees are eligible to participate in the plan after completing six months of continuous service, as defined. Plan participants may defer up to 15% of their annual compensation. The Company matches 50% of each participant's contributions up to a maximum of 6% of the participant's compensation. The Company may also make discretionary contributions to the plan. The Company's contribution to the plan was approximately $100,000 and $83,000 during the year ended December 31, 1995 and 1994, respectively.


    The Company has a Time Accelerated Restricted Stock Option Plan (TARSOP) for certain key employees. All options outstanding under this plan were canceled in February 1996 and new options for 50,285 shares of common stock with an exercise price of $.05 per share were granted. The aggregate number of shares of common stock available for grant under this plan is 50,285. The options granted vest nine years from the grant date. Vesting will be accelerated by 10% if the Company's EBITDA exceeds a specified minimum of $6,376,000 for 1996, and will be accelerated by a maximum of 20% if EBITDA equals or exceeds a specified maximum of $7,501,000 for 1996. In subsequent years, the minimum and maximum EBITDA goals will be established by the compensation committee of the Board of Directors in accordance with the terms of the TARSOP.

                                 UTILIMED, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-- (CONTINUED)

8. EMPLOYEE BENEFIT PLANS-- (CONTINUED)

    During 1995, the Company granted an employee an option to purchase 3,029 shares of common stock at an exercise price of $.05 per share. The option vested immediately and expires on November 30, 2004. The option terminates if the employee leaves the Company's employment.



    During 1995, the Company issued 435,876 shares of restricted common stock to employees for cash consideration of $8,000 and as compensation of $15,000. During January 1996, the Company amended an agreement related to 245,149 shares of restricted common stock. The amendment accelerated the vesting provisions of the original agreement resulting in immediate vesting of 36% with the remainder vesting over a four year period. Compensation expense is being recognized related to the amended agreement.



    In April 1996, the Company amended the TARSOP increasing the aggregate number of shares of common stock available for grant to 57,745 and granted options for 7,460 shares of common stock with an exercise price of $.05. The Company also granted an employee an option to purchase 50,651 shares of common stock at an exercise price of $.05 per share. The option vests over five years. The Company will record compensation expense related to these option grants.



    During the first quarter of 1996, the Company granted two former employees options to purchase 10,985 shares of common stock at an exercise price of $.05 per share. The Company recorded compensation expense for the TARSOP grants and grants to former employees.

                                [UTILIMED LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following table sets forth all expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities registered hereby other than underwriting discounts and commissions. All the amounts shown are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the American Stock Exchange listing fee. All of the following fees and expenses will be paid by the Company.




Securities and Exchange Commission registration fee.............   $ 15,862
NASD filing fee.................................................      5,100
American Stock Exchange listing fee.............................     30,000
Printing and engraving expenses.................................      *
Legal fees and expenses.........................................      *
Accounting fees and expenses....................................    500,000
Blue Sky fees and expenses (including counsel fees and
expenses).......................................................      *
Transfer Agent and Registrar fees and expenses..................      *
Miscellaneous...................................................      *
                                                                   --------
    Total.......................................................   $
                                                                   --------
                                                                   --------


- ------------

* To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Illinois law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Illinois law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the adjudicating court (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of a quorum of disinterested members of the board, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the shareholders. The Business Corporation Act of Illinois also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the Business Corporation Act of Illinois provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

    The Company's Articles of Incorporation provides that the Company shall indemnify its directors and officers, and to the extent authorized by the Board, employees and agents of the Company, to the full extent permitted by the law of the State of Illinois. In addition, the Articles of Incorporation also permit the Board to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his or her capacity as such. The Company currently has in place a standard director and officer liability insurance which, subject to customary exclusions and specified limits, insures its directors and officers against certain losses and expenses suffered or incurred by such persons as a result of serving in such capacity. The Company believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers.

    The Company's Articles of Incorporation provides that the Company's directors shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Illinois Business Corporation Act as in effect at the time such liability is determined.

    The Underwriting Agreement provides for indemnification by the Underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification is being sought nor is the Company aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years the Company has issued the following securities, none of which have been registered under the Securities Act of 1933, as amended (the "Act"):


    On January 1, 1994, the Company issued 391.966 shares of common stock, no par value (the "Original Voting Stock"), to Alan P. Mintz, M.D. in exchange for services rendered. The shares of Original Voting Stock issued to Dr. Mintz were subsequently canceled and exchanged for a like number of shares of non-voting common stock, no par value (the "Original Non-Voting Stock").



    On January 1, 1994, the Company issued 34 shares of Original Voting Stock to Lawrence Rubinstein in exchange for services rendered.



    On January 1, 1994, the Company issued 34 shares of Original Voting Stock to John E. Adams in exchange for services rendered.



    On January 1, 1994, the Company issued 1.8 shares of Original Voting Stock to Nancie Blatt in exchange for services rendered.


    On January 1, 1994, the Company issued 44.5 shares of Original Voting Stock to Alan H. Spiro, M.D. in exchange for services rendered.


    On January 1, 1994, the Company issued 8.9 shares of Original Voting Stock to Sheldon K. Gulinson in exchange for services rendered.



    On June 10, 1994, the Company issued 35.6 shares of Original Voting Stock to James E. Zechman for an aggregate consideration of $356.00.



    On July 11, 1994, the Company canceled the 1.8 shares of Original Voting Stock previously issued to Nancie Blatt and issued 17.8 shares of Original Non-Voting Stock to her.

    On July 11, 1994, the Company canceled the 44.5 shares of Original Voting Stock previously issued to Alan H. Spiro, M.D. and issued 44.5 shares of Original Non-Voting Stock to him.



    On July 11, 1994, the Company canceled the 8.9 shares of Original Voting Stock previously issued to Sheldon K. Gulinson and issued 8.9 shares of Original Non-Voting Stock to him.



    On July 11, 1994, the Company canceled the 35.6 shares of Original Voting Stock previously issued to James E. Zechman and issued 35.6 shares of Original Non-Voting Stock to him.


    On October 27, 1994, the Company issued 387.512 shares of Original Voting Stock to Alan P. Mintz, M.D. in exchange for services rendered.

    On October 27, 1994, the Company issued 5.79 shares of Original Voting Stock to Lawrence Rubinstein in exchange for services rendered.


    On October 27, 1994, the Company issued 5.79 shares of Original Voting Stock to John E. Adams in exchange for services rendered.



    On October 27, 1994, the Company issued 8.908 shares of Original Non-Voting Stock to Sheldon K. Gulinson in exchange for services rendered.


    On November 3, 1994, the Company issued 11,484 shares of Common Stock to Whitney Subordinated Debt Fund, L.P. ("Whitney Debt Fund") for an aggregate consideration of $82,948.00.

    On November 3, 1994, the Company issued 504,800 shares of Series A Preferred Stock and 170,931 shares of Class B Stock to Whitney 1990 Equity Fund, L.P. ("Whitney Equity Fund") for an aggregate consideration of $9,000,000.00 and $3,000,000.00, respectively.

    On November 3, 1994, the Company issued 126,200 shares of Series A Preferred Stock and 42,733 shares of Class B Stock to J.H. Whitney & Co. ("Whitney") for an aggregate consideration of $2,250,000.00 and $750,000.00, respectively.

    On November 3, 1994, the Company issued 631,000 shares of Series A Preferred Stock, 213,664 shares of Class B Stock and 11,484 shares of Common Stock to Chase Capital Partners ("CCP"), the successor entity to Chemical Venture Partners, for an aggregate consideration of $11,250,000.00, $3,750,000.00 and $82,948.00, respectively.

    On November 3, 1994, the Company issued a 10.101% Senior Subordinated Promissory Note in the original principal amount of $5,000,000.00 to Whitney Debt Fund for an aggregate consideration of $4,917,052.00.

    On November 3, 1994, the Company issued a 10.101% Senior Subordinated Promissory Note in the original principal amount of $5,000,000.00 to CCP for an aggregate consideration of $4,917,052.00.


    On November 3, 1994, as part of a share redemption transaction the Company issued 10.0% Junior Subordinated Promissory Notes to each of Alan P. Mintz, M.D., John Adams, Alan H. Spiro, M.D. and Lawrence Rubinstein in the original principal amounts of $5,000,000, $2,500,000, $574,059 and $2,500,000, respectively. On June 26, 1996, such Junior Subordinated Promissory Notes were converted into an aggregate of 94,039 shares of Common Stock in accordance with their terms.



    On November 3, 1994, the Company issued 171,858 shares of Common Stock to Alan P. Mintz, M.D. in connection with a recapitalization transaction.



    On November 3, 1994, the Company issued 87,533 shares of Common Stock to John E. Adams in connection with a recapitalization transaction.



    On November 3, 1994, the Company issued 85,436 shares of Common Stock to Lawrence Rubinstein in connection with a recapitalization transaction.

    On November 3, 1994, the Company issued 11,362 shares of Common Stock to Nancie Blatt in connection with a recapitalization transaction.



    On November 3, 1994, the Company issued 22,387 shares of Common Stock to Alan H. Spiro, M.D. in connection with a recapitalization transaction.



    On November 3, 1994, the Company issued 11,369 shares of Common Stock to Sheldon K. Gulinson in connection with a recapitalization transaction.



    On November 3, 1994, the Company issued 33,197 shares of Common Stock to James E. Zechman in connection with a recapitalization transaction.



    On December 1, 1994, the Company issued options to purchase 3,029 shares of Common Stock at an exercise price of $95.39 per share to Maria McAfee in connection with her employment by the Company.



    On December 30, 1994, the Company issued 17,822 shares of Common Stock to Alan P. Mintz, M.D.



    On December 30, 1994, the Company issued 7,338 shares of Common Stock to John E. Adams.



    On December 30, 1994, the Company issued 9,435 shares of Common Stock to Lawrence Rubinstein.



    On March 29, 1995, the Company issued options to purchase an aggregate of 7,687 shares of Common Stock at an exercise price of $95.39 per share pursuant to the Company's Time Accelerated Restricted Stock Option Plan for Certain Employees ("TARSOP").


    On May 1, 1995, the Company issued options to purchase 3,029 shares of Common Stock at an exercise price of $95.39 per share to Jack M. Korsower,M.D. in connection with his employment by the Company.

    On September 6, 1995, Whitney Debt Fund and CCP each exchanged 11,484 shares of Common Stock for 46,002 shares of Series A Preferred Stock and 15,576 shares of Class B Stock.


    On September 6, 1995, the Company adjusted the conversion ratios applicable to the conversion of the Series A Preferred Stock and Class B Stock into Common Stock to increase the equity ownership position of Whitney, Whitney Debt Fund, Whitney Equity Fund and CCP from 37.4% to 73.0% on an aggregate basis.



    On September 6, 1995, the Company issued stock purchase warrants for the purchase of an aggregate of 641,236 shares of Common Stock that become exercisable at an exercise price of $.05 per share only upon the satisfaction of certain conditions.


    On September 6, 1995, the Company issued 109,434 shares of Common Stock to James E. Zechman for an aggregate consideration of $5,867.71.

    On September 6, 1995, the Company issued 25,995 shares of Common Stock to Alan H. Spiro, M.D. for an aggregate consideration of $1,393.79.


    On November 15, 1995, in connection with the restructuring of Maria McAfee's employment arrangement with the Company, the Company issued 55,298 shares of Common Stock to Ms. McAfee for an aggregate consideration of $2,964.99. Also on November 15, 1995, the Company canceled the options previously granted to Ms. McAfee and granted her a new option to purchase 3,029 shares of Common Stock at an exercise price of $.05 per share.



    On November 17, 1995, the Company issued 245,149 shares of Common Stock to Carl R. Adkins, M.D. as compensation of $13,144.51 in connection with his employment by the Company.

    On January 15, 1996, the Company issued 33,429 shares of Common Stock to Bradford W. Keller for an aggregate consideration of $1,792.43 in connection with his employment by the Company.


    On February 6, 1996, all of the options issued by the Company pursuant to the TARSOP on March 29, 1995 were canceled and the Company issued options to purchase an aggregate of 57,745 shares of Common Stock at an exercise price of $.05 per share pursuant to the TARSOP.


    On February 15, 1996, the Company canceled the options previously granted to Jack M. Koroswer, M.D. and, in connection with the termination of his employment, granted to Dr. Korsower a new option to purchase 6,528 shares of Common Stock at an exercise price of $.05 per share. Also in connection with the termination of Dr. Korsower's employment, the Company issued to him a 8.5% Junior Subordinated Promissory Note in the original principal amount of $400,000.00.


    On February 15, 1996, the Company granted to Alan P.Mintz, M.D. an option to purchase 4,457 shares of Common Stock at an exercise price of $.05 per share.


    On March 6, 1996, the Company issued Senior Promissory Notes to each of Whitney Debt Fund and CCP in the original principal amount of $3,000,000.00 for an aggregate consideration of $3,000,000 for each of Whitney Debt Fund and CCP. The interest rate on these Senior Promissory Notes is 14% per annum until September 6, 1996, after which time the interest rate increases to 16%.

    On April 8, 1996, the Company issued options to purchase an aggregate of 7,460 shares of Common Stock at an exercise price of $.05 per share pursuant to the TARSOP.


    On April 8, 1996, the Company canceled an option to purchase 50,651 shares of Common Stock issued on February 6, 1996 pursuant to the TARSOP and, instead, issued an option to purchase 50,651 shares of Common Stock at an exercise price of $.05 per share to Mark T. Richards in connection with his employment by the Company.


    No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon an exemption from the registration provisions of the Act set forth in Section 4(2) thereof, relative to sales by an issuer not involving any public offering or the rules and regulations thereunder, or, in the case of options to purchase Common Stock, Rule 701 of the Act. All of the foregoing securities are deemed restricted securities for the purposes of the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

       (a) Exhibits


      *1.1  Form of Underwriting Agreement.

      *3.1  Amended and Restated Articles of Incorporation of the Company

      *3.2  Amended and Restated Bylaws of the Company

      +4.1  Specimen Common Stock Certificate of the Company

      *5.1  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

     +10.1  Stock Purchase Agreement, dated as of November 3, 1994, among the Company, Whitney
            Equity Fund, Whitney, CCP, Alan P. Mintz, John E. Adams, Lawrence Rubinstein, Alan
            Spiro, M.D., Nancie Blatt and Sheldon K. Gulinson.

     +10.2  Subordinated Note and Stock Purchase Agreement, dated as of November 3, 1994, among the Company, Whitney Debt Fund, CCP, Alan P. Mintz, John E. Adams, Lawrence
            Rubinstein, Alan Spiro, Nancie Blatt and Sheldon K. Gulinson.

     +10.3  Senior Subordinated Promissory Note Due November 3, 2001, in the principal sum of
            $5,000,000, dated November 3, 1994, and issued by the Company to Whitney Debt
            Fund.

     +10.4  Senior Subordinated Promissory Note Due November 3, 2001, in the principal sum of
            $5,000,000, dated November 3, 1994, and issued by the Company to CCP.

     +10.5  Guaranty, dated as of November 3, 1994, by UtiliMed C I, Inc. in favor of Whitney
            Debt Fund and CCP.

     +10.6  Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of
            $5,000,000, dated November 3, 1994 and issued by the Company to Alan P. Mintz,
            M.D.

     +10.7  Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of
            $2,500,000, dated November 3, 1994 and issued by the Company to John Adams.

     +10.8  Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of
            $2,500,000, dated November 3, 1994 and issued by the Company to Lawrence
            Rubinstein.

     +10.9  Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of
            $574,059, dated November 3, 1994 and issued by the Company to Alan Spiro, M.D.

   +  10.10 Registration Rights Agreement, dated as of November 3, 1994, among the Company,
            Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P. Mintz, Lawrence
            Rubinstein, John Adams, Nancie Blatt, Alan Spiro, Sheldon Gulinson and James E.
            Zechman.

   +  10.11 Stockholders' Agreement, dated as of November 3, 1994, among the Company, Whitney,
            Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P. Mintz, Lawrence Rubinstein,
            John Adams, Nancie Blatt, Alan Spiro, Sheldon Gulinson and James Zechman.

   +  10.12 Amendment No. 1 to the Stockholders' Agreement, dated as of September 6, 1995, among the Company, Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P.
            Mintz, Lawrence Rubinstein, John E. Adams, Nancie Blatt, Alan Spiro, Sheldon
            Gulinson, James Zechman and the other parties named therein.

   +  10.13 Amendment No. 2 to the Stockholders' Agreement, dated as of September 28, 1995, among the Company, Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P.
            Mintz, Lawrence Rubinstein, John E. Adams, Nancie Blatt, Alan Spiro, Sheldon
            Gulinson, James Zechman and the other parties named therein.

   +  10.14 Letter Agreement Terminating the Stockholders' Agreement upon the consummation of an initial public offering by the Company, among the Company and all parties to the Stockholders' Agreement named therein.

   +  10.15 Restructuring Agreement, dated as of September 6, 1995, among the Company,
            Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P. Mintz, Lawrence
            Rubinstein, John E. Adams, Nancie Blatt, Alan Spiro, Sheldon K. Gulinson, James
            Zechman and the other parties named therein.

   +  10.16 Class A Common Stock Purchase Warrant to purchase 986,894 shares of Class A Common
            Stock, dated September 6, 1995 issued to Alan P. Mintz.

   +  10.17 Class A Common Stock Purchase Warrant to purchase 690,883 shares of Class A Common
            Stock, dated September 6, 1995 issued to Lawrence Rubinstein.

   +  10.18 Class A Common Stock Purchase Warrant to purchase 394,872 shares of Class A Common
            Stock, dated September 6, 1995 issued to John E. Adams.

   +  10.19 Class A Common Stock Purchase Warrant to purchase 434,683 shares of Class A Common
            Stock, dated September 6, 1995 issued to Alan H. Spiro.

   +  10.20 Class A Common Stock Purchase Warrant to purchase 428,102 shares of Class A Common
            Stock, dated September 6, 1995 issued to James E. Zechman.

   +  10.21 Class A Common Stock Purchase Warrant to purchase 73,510 shares of Class A Common
            Stock, dated September 6, 1995 issued to Nancie Blatt.

   +  10.22 Class A Common Stock Purchase Warrant to purchase 73,470 shares of Class A Common
            Stock, dated September 6, 1995 issued to Sheldon K. Gulinson.

   +  10.23 Class A Common Stock Purchase Warrant to purchase 156,838 shares of Class A Common
            Stock, dated September 6, 1995 issued to Cheryl Lippert.

   +  10.24 Class A Common Stock Purchase Warrant to purchase 19,717 shares of Class A Common
            Stock, dated September 6, 1995 issued to Patrick Sager.

   +  10.25 Senior Promissory Note Due March 6, 1997, in the principal sum of $3,000,000.00, dated as of March 6, 1996 and issued by the Company to CCP.

   +  10.26 Senior Promissory Note Due March 6, 1997 in the principal sum of $3,000,000.00, dated as of March 6, 1996 and issued by the Company to Whitney .

   +  10.27 Deferred Fee Letter Agreement, dated March 6, 1996, among the Company, Whitney and
            CCP.

   +  10.28 Settlement Agreement, dated December 20, 1995, by and between the Company and
            Affiliated Radiologists S.C.

   +  10.29 Settlement Agreement by and between Unimed, Ltd., Michael P. Grossman, M.D. and the Company, effective as of January 31, 1996.

   +  10.30 MedEcon Services, Inc. vs. Medicon, Inc., Consent Decree and Order of Dismissal,
            filed May 14, 1996, United States District Court Southern District of Ohio Western
            Division (Dayton).

  *#  10.31 Diagnostic Imaging Services Agreement, dated April 1, 1996, by and between
            ChoiceCare Health Plans, Inc. and the Company.

   +  10.32 Earmarking Letter Agreement, dated as of March 12, 1996, between the Company and
            ChoiceCare Health Plans, Inc.

   #  10.33 Diagnostic Imaging Services Agreement for HMO, dated May 3, 1993, by and between the Company and United HealthCare of Ohio, Inc.--Western Region.

   #  10.34 Diagnostic Imaging Services Agreement, dated June 1, 1996, by and between CIGNA
            HealthCare of Northern New Jersey, Inc. and the Company.

   #  10.35 Diagnostic Imaging Services Agreement, dated as of February 1, 1996, by and between CIGNA HealthCare of Florida, Inc. and the Company.

   #  10.36 Diagnostic Imaging Services Agreement for HMO, effective November 1, 1993, by and between CIGNA HealthCare, Inc., for itself and on behalf of CIGNA HealthCare of
            Oklahoma, Inc., and the Company.

   #  10.37 Diagnostic Imaging Services Agreement for HMO, effective November 1, 1993, by and between CIGNA HealthCare, Inc., for itself and on behalf of CIGNA Healthplan of
            Colorado, Inc., and the Company.

   #  10.38 Company Diagnostic Imaging Services Agreement, effective August 1, 1996, by and between CIGNA HealthCare of New York, Inc. and the Company.


   +  10.39 Lease, Boulevard 40, Northbrook, Illinois, dated as of August 10, 1992, between the Company and Teachers Insurance and Annuity Association of America.

   +  10.40 First Amendment to Lease, dated as of August 11, 1993, by and between Teachers
            Insurance and Annuity Association of America and the Company.

   +  10.41 Second Amendment to Lease, dated as of April 24, 1995, by and between Teachers
            Insurance and Annuity Association of America and the Company.

   +  10.42 Employment Agreement dated as of November 17, 1995, by and between the Company and
            Carl R. Adkins, M.D.

   +  10.43 Restricted Shares Agreement, dated as of November 17, 1995, by and between the
            Company and Carl R. Adkins, M.D.

   +  10.44 Amendment No. 1 to Restricted Shares Agreement, dated as of January 26, 1996, by and between the Company and Carl R. Adkins, M.D.

   +  10.45 Restricted Shares Agreement, dated as of January 15, 1996, by and between the
            Company and Brad Keller.

   +  10.46 Severance Agreement, dated as of February 15, 1996, and effective as of December
            31, 1995, among the Company and Jack M. Korsower, M.D.

   +  10.47 Company Stock Option Agreement, dated as of February 15, 1996, by and between the
            Company and Jack M. Korsower, M.D.

   +  10.48 Junior Subordinated Promissory Note in the principal sum of $400,000, dated as of
            February 15, 1996, issued by the Company to Jack M. Korsower, M.D.

   +  10.49 Settlement Agreement and General Release, dated April 11, 1996, between Ms. Cheryl
            Lippert and the Company.

   +  10.50 Restricted Shares Agreement, dated as of November 15, 1995, by and between the
            Company and Maria McAfee.

   +  10.51 Limited Recourse Promissory Note in the principal amount of $137,000, dated
            November 15, 1995 and issued by Maria McAfee to the Company.

   +  10.52 Pledge Agreement, dated as of November 15, 1995, by and between Maria McAfee and the Company.

   +  10.53 Employment Agreement dated September 6, 1995 and effective as of October 1, 1995, between the Company and Alan P. Mintz, M.D.

   +  10.54 First Amendment to Employment Agreement, dated as of November 3, 1994, by and between the Company and Alan P. Mintz, M.D.

   +  10.55 Severance Agreement, dated as of January 31, 1996, among the Company and Alan P.
            Mintz, M.D.

   +  10.56 Company Stock Option Agreement, dated as of February 15, 1996, by and between the
            Company and Alan P. Mintz, M.D.

   +  10.57 Nonqualified Stock Option Agreement, effective, April 8, 1996, between the Company and Mark Richards.

   +  10.58 Employment Agreement dated as of January 1, 1994 between Company and Lawrence
            Rubinstein.

   +  10.59 First Amendment to Employment Agreement dated as of November 3, 1994 by and between the Company and Lawrence Rubinstein.

   +  10.60 Second Amendment to Employment Agreement, dated September 6, 1995, by and between the Company and Lawrence Rubinstein.

   +  10.61 Employment Agreement dated as of January 1, 1994 between the Company and Alan H.
            Spiro, M.D.

   +  10.62 First Amendment to Employment Agreement dated as of November 3, 1994 by and between the Company and Alan Spiro, M.D.

   +  10.63 Second Amendment to Employment Agreement, dated September 6, 1995, by and between the Company and Alan Spiro, M.D.

   +  10.64 Restricted Shares Agreement, dated as of September 6, 1995, by and between the
            Company and Alan H. Spiro, M.D.

   +  10.65 Promissory Note in the principal sum of $614,625.00, dated September 6, 1995 and issued by Alan H. Spiro, M.D. to the Company.

   +  10.66 Pledge and Security Agreement, dated as of September 6, 1995, between Alan H.
            Spiro, M.D. and the Company.

   +  10.67 Employment Agreement dated as of June 10, 1994 between Company and James E.
            Zechman.

   +  10.68 First Amendment to Employment Agreement, dated as of September 6, 1995, by and between the Company and James E. Zechman.

   +  10.69 Restricted Shares Agreement, dated as of September 6, 1995, by and between the
            Company and James E. Zechman.

   +  10.70 Company Stock Option Plan for Non-Employee Directors.

   +  10.71 Amendment No. 1 to Company Stock Option Plan for Non-Employee Directors, dated as of September 6, 1995.

   +  10.72 Amendment No. 2 to Company Stock Option Plan for Non-Employee Directors, dated as of April 23, 1996.

   +  10.73 Company Time Accelerated Restricted Stock Option Plan for Certain Employees.

   +  10.74 Amendment No. 1 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of September 6, 1995.

   +  10.75 Amendment No. 2 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of November 14, 1995.

   + 10.76  Amendment No. 3 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of November 28, 1995.

   + 10.77  Amendment No. 4 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of February 6, 1996.

   + 10.78  Amendment No. 5 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of February 15, 1996.

   + 10.79  Amendment No. 6 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of April 8, 1996.

   + 10.80  Amendment No. 7 to Company Time Accelerated Restricted Stock Option Plan for
            Certain Employees, dated as of April 23, 1996.

  ++ 10.81  Settlement Agreement, dated as of June 27, 1996, among the Company, Whitney,
            Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P. Mintz, M.D. and John E.
            Adams.

   * 10.82  Company 1996 Employee Stock Option Plan.

   * 10.83  Company 1996 Employee Stock Purchase Plan.

  ++  11.1  Statement re Computation of Per Share Earnings.


     +16.1  Letter from Arthur Andersen LLP.

     +21.1  List of Subsidiaries of UtiliMed, Inc.

     *23.1  Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as Exhibit 5.1 hereto).

      23.2  Consent of Ernst & Young LLP.

      24.1  Power of Attorney from officers and directors (included in signature pages).


- ------------

 * To be filed by amendment.


 + Previously filed with the Company's Registration Statement on Form S-1, dated
   May 24, 1996.


++ Previously filed with Amendment No. 1 to the Companies Registration Statement on Form S-1, dated July 8, 1996.


 # Confidential treatment is being requested.



    (b) Financial Statement Schedules


    The following schedule is filed as part of this Registration Statement, but not included in the Prospectus.

    Schedule II--Valuation and Qualifying Accounts

    All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the Consolidated Financial Statements and Notes thereto and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule

    424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Village of Northbrook, State of Illinois, on July 9, 1996.


                                          UTILIMED, INC.

                                          By:   /s/ CARL R. ADKINS, M.D.
                                              ..................................
                                              Carl R. Adkins, M.D.
                                             President and Chief Executive
                                              Officer

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Carl R. Adkins, M.D. and Jeffrey R. Jay, M.D., and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or her or their substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURES                        TITLE OR CAPACITIES                 DATE
- --------------------------------------  ------------------------------------   --------------

       /s/ CARL R. ADKINS, M.D.         President and Chief Executive            July 9, 1996
.......................................    Officer, Chairman of the Board
         Carl R. Adkins, M.D.

         /s/ MARK T. RICHARDS           Chief Financial Officer (Principal       July 9, 1996
.......................................    Financial and Accounting Officer)
           Mark T. Richards

       /s/ ALAN H. SPIRO, M.D.          Chief Medical Officer, Director          July 9, 1996
.......................................
         Alan H. Spiro, M.D.

        /s/ PETER M. CASTLEMAN          Director                                 July 9, 1996
.......................................
          Peter M. Castleman

       /s/ JEFFREY R. JAY, M.D.         Director                                 July 9, 1996
.......................................
         Jeffrey R. Jay, M.D.

     /s/ MITCHELL J. BLUTT, M.D.        Director                                 July 9, 1996
.......................................
       Mitchell J. Blutt, M.D.

        /s/ JONAS L. STEINMAN           Director                                 July 9, 1996
.......................................
          Jonas L. Steinman

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

    We have audited the consolidated financial statements of UtiliMed, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated May 10, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           ERNST & YOUNG LLP

Milwaukee, Wisconsin
May 10, 1996

                       VALUATION AND QUALIFYING ACCOUNTS
                                 UTILIMED, INC.

                                                                  CHARGED TO
                                      BALANCE AT    CHARGED TO      OTHER
                                      BEGINNING     COSTS AND     ACCOUNTS -    DEDUCTIONS -    BALANCE AT END
            DESCRIPTION               OF PERIOD      EXPENSES      DESCRIBE       DESCRIBE        OF PERIOD
- -----------------------------------   ----------    ----------    ----------    ------------    --------------
Year Ended December 31, 1995
  Reserve and allowances deducted
from asset accounts................       --         $ 287,000        --            --             $287,000
                                      ----------    ----------    ----------    ------------    --------------
                                          --         $ 287,000        --            --             $287,000
                                      ----------    ----------    ----------    ------------    --------------
                                      ----------    ----------    ----------    ------------    --------------
Year Ended December 31, 1994
  Reserve and allowances deducted
from asset accounts................       --            --            --            --              --
                                      ----------    ----------    ----------    ------------    --------------
                                      ----------    ----------    ----------    ------------    --------------
Year Ended December 31, 1993
  Reserve and allowances deducted
from asset accounts................       --            --            --            --              --
                                      ----------    ----------    ----------    ------------    --------------
                                      ----------    ----------    ----------    ------------    --------------

                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                  DESCRIPTION                                      PAGE
- -------  ------------------------------------------------------------------------   ------------

   *1.1  Form of Underwriting Agreement.

   *3.1  Amended and Restated Articles of Incorporation of the Company

   *3.2  Amended and Restated Bylaws of the Company

   +4.1  Specimen Common Stock Certificate of the Company

   *5.1  Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.

  +10.1  Stock Purchase Agreement, dated as of November 3, 1994, among the
         Company, Whitney Equity Fund, Whitney, CCP, Alan P. Mintz, John E.
         Adams, Lawrence Rubinstein, Alan Spiro, M.D., Nancie Blatt and Sheldon
         K. Gulinson.

  +10.2  Subordinated Note and Stock Purchase Agreement, dated as of November 3,
         1994, among the Company, Whitney Debt Fund, CCP, Alan P. Mintz, John E.
         Adams, Lawrence Rubinstein, Alan Spiro, Nancie Blatt and Sheldon K.
         Gulinson.

  +10.3 Senior Subordinated Promissory Note Due November 3, 2001, in the principal sum of $5,000,000, dated November 3, 1994, and issued by the Company to Whitney Debt Fund.

  +10.4 Senior Subordinated Promissory Note Due November 3, 2001, in the principal sum of $5,000,000, dated November 3, 1994, and issued by the Company to CCP.

  +10.5 Guaranty, dated as of November 3, 1994, by UtiliMed C I, Inc. in favor of Whitney Debt Fund and CCP.

  +10.6 Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of $5,000,000, dated November 3, 1994 and issued by the Company to Alan P. Mintz, M.D.

  +10.7 Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of $2,500,000, dated November 3, 1994 and issued by the Company to John Adams.

  +10.8 Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of $2,500,000, dated November 3, 1994 and issued by the Company to Lawrence Rubinstein.

  +10.9 Junior Subordinated Promissory Note Due November 3, 2002, in the principal sum of $574,059, dated November 3, 1994 and issued by the Company to Alan Spiro, M.D.

 +10.10  Registration Rights Agreement, dated as of November 3, 1994, among the
         Company, Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P.
         Mintz, Lawrence Rubinstein, John Adams, Nancie Blatt, Alan Spiro,
         Sheldon Gulinson and James E. Zechman.

 +10.11  Stockholders' Agreement, dated as of November 3, 1994, among the
         Company, Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P.
         Mintz, Lawrence Rubinstein, John Adams, Nancie Blatt, Alan Spiro,
         Sheldon Gulinson and James Zechman.

 +10.12  Amendment No. 1 to the Stockholders' Agreement, dated as of September 6,
         1995, among the Company, Whitney, Whitney Equity Fund, Whitney Debt
         Fund, CCP, Alan P. Mintz, Lawrence Rubinstein, John E. Adams, Nancie
         Blatt, Alan Spiro, Sheldon Gulinson, James Zechman and the other parties named therein.

 +10.13  Amendment No. 2 to the Stockholders' Agreement, dated as of September
         28, 1995, among the Company, Whitney, Whitney Equity Fund, Whitney Debt
         Fund, CCP, Alan P. Mintz, Lawrence Rubinstein, John E. Adams, Nancie
         Blatt, Alan Spiro, Sheldon Gulinson, James Zechman and the other parties named therein.

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                  DESCRIPTION                                      PAGE
- -------  ------------------------------------------------------------------------   ------------
 +10.14  Letter Agreement Terminating the Stockholders' Agreement upon the consummation of an initial public offering by the Company, among the
         Company and all parties to the Stockholders' Agreement named therein.

 +10.15  Restructuring Agreement, dated as of September 6, 1995, among the
         Company, Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P.
         Mintz, Lawrence Rubinstein, John E. Adams, Nancie Blatt, Alan Spiro,
         Sheldon K. Gulinson, James Zechman and the other parties named therein.

 +10.16  Class A Common Stock Purchase Warrant to purchase 986,894 shares of
         Class A Common Stock, dated September 6, 1995 issued to Alan P. Mintz.

 +10.17  Class A Common Stock Purchase Warrant to purchase 690,883 shares of
         Class A Common Stock, dated September 6, 1995 issued to Lawrence
         Rubinstein.

 +10.18  Class A Common Stock Purchase Warrant to purchase 394,872 shares of
         Class A Common Stock, dated September 6, 1995 issued to John E. Adams.

 +10.19  Class A Common Stock Purchase Warrant to purchase 434,683 shares of
         Class A Common Stock, dated September 6, 1995 issued to Alan H. Spiro.

 +10.20  Class A Common Stock Purchase Warrant to purchase 428,102 shares of
         Class A Common Stock, dated September 6, 1995 issued to James E.
         Zechman.

 +10.21  Class A Common Stock Purchase Warrant to purchase 73,510 shares of Class
         A Common Stock, dated September 6, 1995 issued to Nancie Blatt.

 +10.22  Class A Common Stock Purchase Warrant to purchase 73,470 shares of Class
         A Common Stock, dated September 6, 1995 issued to Sheldon K. Gulinson.

 +10.23  Class A Common Stock Purchase Warrant to purchase 156,838 shares of
         Class A Common Stock, dated September 6, 1995 issued to Cheryl Lippert.

 +10.24  Class A Common Stock Purchase Warrant to purchase 19,717 shares of Class
         A Common Stock, dated September 6, 1995 issued to Patrick Sager.

 +10.25  Senior Promissory Note Due March 6, 1997, in the principal sum of
         $3,000,000.00, dated as of March 6, 1996 and issued by the Company to CCP.

 +10.26  Senior Promissory Note Due March 6, 1997 in the principal sum of
         $3,000,000.00, dated as of March 6, 1996 and issued by the Company to Whitney .

 +10.27  Deferred Fee Letter Agreement, dated March 6, 1996, among the Company,
         Whitney and CCP.

 +10.28  Settlement Agreement, dated December 20, 1995, by and between the
         Company and Affiliated Radiologists S.C.

 +10.29  Settlement Agreement by and between Unimed, Ltd., Michael P. Grossman,
         M.D. and the Company, effective as of January 31, 1996.


+10.30  MedEcon Services, Inc. vs. MedEcon, Inc., Consent Decree and Order of
         Dismissal, filed May 14, 1996, United States District Court Southern
         District of Ohio Western Division (Dayton).

*#10.31 Diagnostic Imaging Services Agreement, effective as of April 1, 1996, by and between ChoiceCare Health Plans, Inc. and the Company.

 +10.32  Earmarking Letter Agreement, dated as of March 12, 1996, between the
         Company and ChoiceCare Health Plans, Inc.

 #10.33 Diagnostic Imaging Services Agreement for HMO, dated May 3, 1993, by and between the Company and United HealthCare of Ohio, Inc.--Western Region.

 #10.34 Diagnostic Imaging Services Agreement, dated June 1, 1996, by and between CIGNA HealthCare of Northern New Jersey, Inc. and the Company.

 #10.35 Diagnostic Imaging Services Agreement, dated as of February 1, 1996, by and between CIGNA HealthCare of Florida, Inc. and the Company.


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                  DESCRIPTION                                      PAGE
- -------  ------------------------------------------------------------------------   ------------

 #10.36  Diagnostic Imaging Services Agreement for HMO, effective November 1,
         1993, by and between CIGNA HealthCare, Inc., for itself and on behalf of CIGNA HealthCare of Oklahoma, Inc., and the Company.

 #10.37  Diagnostic Imaging Services Agreement for HMO, effective November 1,
         1993, by and between CIGNA HealthCare, Inc., for itself and on behalf of CIGNA Healthplan of Colorado, Inc., and the Company.

 #10.38 Company Diagnostic Imaging Services Agreement, effective August 1, 1996, by and between CIGNA HealthCare of New York, Inc. and the Company.


 +10.39 Lease, Boulevard 40, Northbrook, Illinois, dated as of August 10, 1992, between the Company and Teachers Insurance and Annuity Association of America.

 +10.40 First Amendment to Lease, dated as of August 11, 1993, by and between Teachers Insurance and Annuity Association of America and the Company.

 +10.41 Second Amendment to Lease, dated as of April 24, 1995, by and between Teachers Insurance and Annuity Association of America and the Company.

 +10.42 Employment Agreement dated as of November 17, 1995, by and between the Company and Carl R. Adkins, M.D.

 +10.43 Restricted Shares Agreement, dated as of November 17, 1995, by and between the Company and Carl R. Adkins, M.D.

 +10.44  Amendment No. 1 to Restricted Shares Agreement, dated as of January 26,
         1996, by and between the Company and Carl R. Adkins, M.D.

 +10.45 Restricted Shares Agreement, dated as of January 15, 1996, by and between the Company and Brad Keller.

 +10.46 Severance Agreement, dated as of February 15, 1996, and effective as of December 31, 1995, among the Company and Jack M. Korsower, M.D.

 +10.47 Company Stock Option Agreement, dated as of February 15, 1996, by and between the Company and Jack M. Korsower, M.D.

 +10.48 Junior Subordinated Promissory Note in the principal sum of $400,000, dated as of February 15, 1996, issued by the Company to Jack M.
         Korsower, M.D.

 +10.49  Settlement Agreement and General Release, dated April 11, 1996, between
         Ms. Cheryl Lippert and the Company.

 +10.50 Restricted Shares Agreement, dated as of November 15, 1995, by and between the Company and Maria McAfee.

 +10.51 Limited Recourse Promissory Note in the principal amount of $137,000, dated November 15, 1995 and issued by Maria McAfee to the Company.

 +10.52  Pledge Agreement, dated as of November 15, 1995, by and between Maria
         McAfee and the Company.

 +10.53  Employment Agreement dated September 6, 1995 and effective as of October
         1, 1995, between the Company and Alan P. Mintz, M.D.

 +10.54 First Amendment to Employment Agreement, dated as of November 3, 1994, by and between the Company and Alan P. Mintz, M.D.

 +10.55  Severance Agreement, dated as of January 31, 1996, among the Company and
         Alan P. Mintz, M.D.

 +10.56 Company Stock Option Agreement, dated as of February 15, 1996, by and between the Company and Alan P. Mintz, M.D.

 +10.57 Nonqualified Stock Option Agreement, effective, April 8, 1996, between the Company and Mark Richards.

 +10.58  Employment Agreement dated as of January 1, 1994 between Company and
         Lawrence Rubinstein.

 +10.59 First Amendment to Employment Agreement dated as of November 3, 1994 by and between the Company and Lawrence Rubinstein.

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                  DESCRIPTION                                      PAGE
- -------  ------------------------------------------------------------------------   ------------
 +10.60  Second Amendment to Employment Agreement, dated September 6, 1995, by and between the Company and Lawrence Rubinstein.

 +10.61  Employment Agreement dated as of January 1, 1994 between the Company and
         Alan H. Spiro, M.D.

 +10.62 First Amendment to Employment Agreement dated as of November 3, 1994 by and between the Company and Alan Spiro, M.D.

 +10.63 Second Amendment to Employment Agreement, dated September 6, 1995, by and between the Company and Alan Spiro, M.D.

 +10.64 Restricted Shares Agreement, dated as of September 6, 1995, by and between the Company and Alan H. Spiro, M.D.

 +10.65 Promissory Note in the principal sum of $614,625.00, dated September 6, 1995 and issued by Alan H. Spiro, M.D. to the Company.

 +10.66  Pledge and Security Agreement, dated as of September 6, 1995, between
         Alan H. Spiro, M.D. and the Company.

 +10.67  Employment Agreement dated as of June 10, 1994 between Company and James
         E. Zechman.

 +10.68 First Amendment to Employment Agreement, dated as of September 6, 1995, by and between the Company and James E. Zechman.

 +10.69 Restricted Shares Agreement, dated as of September 6, 1995, by and between the Company and James E. Zechman.

 +10.70  Company Stock Option Plan for Non-Employee Directors.

 +10.71 Amendment No. 1 to Company Stock Option Plan for Non-Employee Directors, dated as of September 6, 1995.

 +10.72 Amendment No. 2 to Company Stock Option Plan for Non-Employee Directors, dated as of April 23, 1996.

 +10.73  Company Time Accelerated Restricted Stock Option Plan for Certain
         Employees.

 +10.74 Amendment No. 1 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of September 6, 1995.

 +10.75 Amendment No. 2 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of November 14, 1995.

 +10.76 Amendment No. 3 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of November 28, 1995.

 +10.77 Amendment No. 4 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of February 6, 1996.

 +10.78 Amendment No. 5 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of February 15, 1996.

 +10.79 Amendment No. 6 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of April 8, 1996.

 +10.80 Amendment No. 7 to Company Time Accelerated Restricted Stock Option Plan for Certain Employees, dated as of April 23, 1996.

++10.81  Settlement Agreement, dated as of June 27, 1996, among the Company,
         Whitney, Whitney Equity Fund, Whitney Debt Fund, CCP, Alan P. Mintz,
         M.D. and John E. Adams.

* 10.82  Company 1996 Employee Stock Option Plan.

* 10.83  Company 1996 Employee Stock Purchase Plan.

++ 11.1  Statement re Computation of Per Share Earnings.


  +16.1  Letter from Arthur Andersen LLP.

  +21.1  List of Subsidiaries of UtiliMed, Inc.

  *23.1 Consent of Paul, Weiss, Rifkind, Wharton & Garrison (contained in the opinion filed as Exhibit 5.1 hereto).

   23.2  Consent of Ernst & Young LLP.

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
  NO.                                  DESCRIPTION                                      PAGE
- -------  ------------------------------------------------------------------------   ------------
   24.1  Power of Attorney from officers and directors (included in signature pages).

- ------------


   *  To be filed by amendment.
   +  Previously filed with the Company's Registration Statement on Form S-1, dated May 24,
      1996.
  ++  Previously filed with Amendment No. 1 to the Company's Registration Statement on Form
      S-1, dated July 8, 1996.
   #  Confidential treatment is being requested.